
11005370


ATI

THE TRANSFORMATION CONTINUES

A COMPANY IS EITHER MOVING AHEAD OR FALLING BACK. THERE IS NO STANDING STILL.

COMPETITIVE ADVANTAGE

>AEROSPACE

>DEFENSE

>OIL&GAS

>ELECTRICAL ENERGY

>MEDICAL

2010





ATI 425® Alloy titanium plate undergoes final inspection after grinding by ATI Precision Finishing to assure proper surface and flatness before shipping to Aerospace and Defense customers.


ATI
THE TRANSFORMATION CONTINUES
A COMPANY IS EITHER MOVING AHEAD OR FALLING BACK. THERE IS NO STANDING STILL.
2010

CONTENTS

VALUE-BASED LEADERSHIP

ATI and all its operating companies represent who we are as individuals. A company is always best described by the values expressed in the actions of its leaders and its employees, consultants, and agents.

INTEGRITY is the cornerstone of our business. To that end, we must be honest and forthright in everything we do. Each of us has a critical role in a company that values integrity, accountability and the environment. We must never sacrifice ethics for profit. Excellence throughout our global business is built upon the foundation of the highest standards of ethical performance.

L. Patrick Hassey
Chairman and Chief Executive Officer

ABOUT THE COVER

The transformation of ATI continues. Our markets are improving and so is ATI. We understand that leadership and competitive advantage only exist for a period of time. ATI cannot stand still in our global markets. We understand that a company is either moving ahead or falling back. Our strategy is to have the best people, the most advanced technology for specialty metals, the most diversified and innovative product offerings, and unsurpassed manufacturing capabilities.

FINANCIAL REVIEW

	2010	2009	2008	2007	2006
Sales	$4.0 billion	$3.1 billion	$5.3 billion	$5.5 billion	$4.9 billion
Segment Operating Profit	$356.5 million	$282.2 million	$944.9 million	$1,273.2 million	$1,070.0 million
Net Income Attributable to ATI	$70.7 million	$31.7 million	$565.9 million	$747.1 million	$574.1 million
Net Income per Common Share	$0.72	$0.32	$5.67	$7.26	$5.61
Gross Cost Reductions(1)	$135 million	$173 million	$134 million	$112 million	$141 million
Managed Working Capital as % of Annualized Sales(2)	34.4%	34.5%	35.2%	32.2%	29.0%
Net Debt(3)	$631.0 million	$362.3 million	$39.9 million	$(95.1) million	$51.3 million
Net Debt as % of Total Capitalization(4)	23.6%	15.3%	2.0%	(4.5)%	3.3%
Capital Investments and Asset Acquisitions	$219.1 million	$454.3 million	$515.7 million	$457.1 million	$238.3 million

(1) Before the effects of inflation.

(2) Represents accounts receivable and gross inventory less accounts payable, excluding LIFO inventory reserves and other allowances. Sales annualized for last two months of the period.

(3) Represents total debt less cash and cash equivalents.

(4) Total capitalization is comprised of net debt plus total ATI stockholders' equity.

MISSION CRITICAL METALLICS


2860
2930

Dan Kessler, laboratory supervisor, and Ken Betza, mechanical testing laboratory technician, review data from ATI Allegheny Ludlum's automated robotic mechanical testing laboratory. Mechanical performance data is sent directly to the Company's Test Release and Verification Group to support complete and efficient product release.

A crucible of molten specialty metal receives its final alloying in the recently consolidated melt shop at ATI's Brackenridge, PA, operations. The consolidation is expected to provide considerable cost savings and production efficiencies.


Billions
$6
$5
$4
$3
$2
$1
$0
$2.1
$1.9
$1.9
$2.7
$3.5
$4.9
$5.5
$5.3
$3.1
$4.0
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

Sales


Millions
$1,250
$1,000
$750
$500
$250
$0
$54
$27
$23
$174
$542
$1,070
$1,273
$945
$282
$357
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

Segment Operating Profit


$8
$6
$4
$2
$0
$(0.32)
$(0.82)
$(3.89)
$0.24
$3.59
$5.61
$7.26
$5.67
$0.32
$0.72
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

Earnings Per Share


Millions
$600
$400
$200
$0
$(26)
$(66)
$(314)
$21
$362
$574
$747
$566
$32
$71
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

Net Income (Loss) Attributable to ATI


Millions
$2,500
$2,000
$1,500
$1,000
$500
$0
$949
$453
$179
$431
$808
$1,503
$2,222
$1,957
$2,012
$2,041
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

ATI Stockholders' Equity at End of Year


Millions
$800
$600
$400
$200
$0
$34
$59
$80
$251
$363
$502
$623
$470
$709
$432
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

Cash and Cash Equivalents at End of Year

The Transformation Continues – Our Markets Are Improving, And So Is ATI.

2010 Was the Transition Year

2010 was a much better year than 2009. Sales grew 33% to over $4 billion. ATI is now more global than ever before. Direct international sales were 32% of total sales. Our key growth markets, namely aerospace and defense, oil & gas/chemical process industry, electrical energy, and medical, represented 67% of ATI sales. Growth in two of these key markets stood out. Sales to the medical market grew 90% and sales to the oil & gas market grew by more than 55% comparing 2010 to 2009.

Segment operating profit improved by 26% to $356.5 million and net income attributable to ATI was $70.7 million, an increase of 123%, and represented $0.72 per share. Results for 2010 were impacted by $62 million of idle facility and start-up costs as well as a $60 million LIFO charge.

Our safety performance continued to be world class.

ATI ended 2010 with a strong balance sheet and $432 million of cash on hand. We generated positive cash flow from operations and invested $318 million in managed working capital, which is necessary to meet increasing market demand. We continued to modernize our facilities to enhance our manufacturing capabilities, making important self-funded strategic investments of $219 million.

In January 2011, ATI issued $500 million of investment grade senior notes. The new senior notes along with $432 million of cash on hand at the end of 2010 and our $400 million undrawn, unsecured line of credit provide ATI with ample liquidity.

The cash needs we expect in 2011 include: nearly $400 million to complete the acquisition of Ladish Co., additional investments in receivables with expected sales growth, capital investments in the range of $300 to $350 million, and debt maturities of approximately $125 million.

Our strategy takes a long-term view while maximizing near-term performance. Our business model was challenged by the global financial crisis of late 2008 and 2009 and delays in the Boeing 787 Dreamliner. Yet, we came through the downturn as a profitable company with a strong balance sheet that enabled ATI to continue our investments in new manufacturing capabilities, innovative new products, and global marketing initiatives.

I am pleased to report that after the transition year of 2010, ATI and our key growth markets are back on track. We believe strong secular growth resumes in 2011. We are focused and better positioned to achieve our strategy and growth objectives.

Competitive Advantage Exists for a Period of Time

The transformation of ATI continues. Our markets are improving, and so is ATI. Today, ATI is a global company in a race to stay ahead. Our goal is to innovate faster than anyone in our industry.

We understand that industry leadership and competitive advantage only exists for a period of time. In today's global market, we cannot sit still. ATI continues to drive toward unsurpassed manufacturing capabilities, product innovation, and differentiation. We know how to do this. We also recognize that as a U.S.-based manufacturer we must be the best. We must operate in a fair and open market, while some of our foreign competitors do not.

Today, we are better prepared to serve our markets with unsurpassed manufacturing capabilities and innovative new products. To meet the expected demands of our key growth markets, ATI is investing for the future. We have added capacity and capabilities for our titanium and titanium alloys as well as our nickel-based alloys and specialty alloys. ATI is innovating for the future. We have introduced new products that in many instances help our customers increase the speed and productivity of producing parts.

At ATI, we understand that the ability to manufacture critical specialty metals for the aerospace and defense, oil & gas, electrical energy, and medical markets needs to remain a core competency of the United States. At this time, there just aren't many others who can make the specialty metals that can stand up to such critical environments.

ATI's Strategy is to be Bigger and Better

- ✓ Identify secular growth trends
- ✓ Focus on key global markets – become more global
- ✓ Unsurpassed manufacturing capabilities – build it or buy it
- ✓ Develop and introduce innovative products – invent it
- ✓ Improve our cost structure

Identify Secular Growth Trends

Early in the transformation of ATI to a leading global specialty metals company, we identified secular growth trends and key global markets that have a meaningful impact on the use of our products. Back then, we felt and continue to believe that the world's population is growing and more people are moving into an expanding middle class. As a result of this demographic and economic trend, our key markets are growing far greater than global GDP.

Growth in the aerospace market is being accentuated by strong growth in legacy aircraft and by the quantum leap in the use of titanium alloys in the next-generation aircraft and advanced specialty metals used in the next generation jet engines. In addition, jet engine spares demand is being driven by strong recovery in passenger and freight traffic and the growing size of the global fleet.

Our products are vital in building the global infrastructure in growth markets such as oil & gas, chemical process industry, and electrical energy. The need for our products grows even faster as the search for energy moves to ultra-deep water, deep subsalt high-temperature high-pressure wells, severely sour oil and gas, and to unconventional processes requiring directional and horizontal drilling. Demand for our products from the medical market is strong because of the aging U.S. and European populations and the expansion of medical equipment and devices to the developing world.

ATI's diversified global market reach and diversified products are an advantage. In this fast-changing world, we can adapt and "move our periscope" to find the best available market for our products.



ATI Management's Executive Committee: Seated left to right: Rich Harshman, Pat Hassey, Jon Walton.
Standing left to right: Dave Hogan, Elliot Davis, Terry Dunlap, Dale Reid, Hunter Dalton, John Sims, Carl Moulton (see page 21 for titles).

Focus on Key Global Markets – Become More Global

We continue to expand our international reach and have a solid international base. ATI has been recognized as a global leader in the aerospace market for a long time. During the past few years, we focused on extending that leadership reputation into markets for corrosion resistant alloys used in the oil & gas, chemical process industry, and electrical energy markets.

We have established ourselves as a global leader and reliable source of complex, difficult to produce specialty metals. ATI is known for our industry-leading product quality, reliability, and delivery performance.

Recently, ATI received two of the largest orders in the history of our Company. This is a step change in our business.

- One customer is in Korea. The order is for 5.5 to 6 million pounds of commercially pure (CP) titanium through our Uniti joint venture and is to be used in the world's largest seawater desalination plant.
- One customer is in Japan. This nearly $100 million order is for nickel-based alloy plate to be used in the largest sour gas pipeline ever built.

Both orders are for projects destined for the Middle East. These two orders are expected to be shipped in 2011. ATI is well positioned to receive our share of similarly large orders for other projects that are under development.

How does a U.S.-based manufacturing company build a global, industry-leading reputation?

We have people on the ground in most areas of the world. Our sales people speak the language and understand the culture. They translate our customers' needs and communicate those needs to the mill producing the product. They offer ATI's unmatched broad range of corrosion-resistant alloys and closely work with the customer to select the optimum alloy for the project.

Success depends on perseverance and close attention to detail both at the customer and at the mill. For ATI, our international customers have seen a steady history of doing more for them and doing it better. Our international business relies on a long supply chain. When things don't go exactly to plan, we respond quickly and decisively. Customers trust us to deliver. We have earned this trust by providing top-level service.

Unsurpassed Manufacturing Capabilities – Build It or Buy It

We believe in U.S. manufacturing and believe a U.S. manufacturer can compete in the global economy. To do so, ATI must have the most advanced specialty metals technology, offer innovative products, manufacture utilizing unsurpassed state-of-the-art capabilities, and have a competitive cost structure. This belief has driven our self-funded strategic capital investment strategy since 2004.

Our strategy is to invest in the best equipment in the world. It requires our specialty metals technology and proprietary knowledge to run this equipment effectively. Since 2004, ATI invested $2.1 billion in capital expenditures and asset acquisitions. During the same period, we generated $2.3 billion in cash flow from operations which enabled ATI to self-fund these investments.

- When I joined ATI, I did not like ATI's position in the middle of the supply chain. We are now backward integrated into critical raw materials. We have built the world's most advanced facilities to produce titanium sponge, zirconium sponge, and APT (ammonium paratungstate, the powder used to make tungsten products).
- We added advanced melt furnaces for titanium and titanium alloys, nickel-based alloys and specialty alloys, and zirconium products.
- We added a 10,000 ton open die forge press and a 700mm radial forge (both the largest and most powerful used in our industry). We also added conditioning, finishing, and inspection lines.
- We upgraded and expanded our specialty plate facility.
- We consolidated the specialty melt shops in our Flat-Rolled Products segment. We reduce a footprint and expect considerable cost savings and production efficiencies.
- We nearly tripled the capacity of our STAL Precision Rolled Strip® joint venture in China. STAL is now much better positioned to benefit from China's growing electronics and communications, and automotive parts manufacturing markets.
- In the U.K., we added a new Precision Machining Facility that does value-added processing to our forged jet engine shafts and oil and gas drill collars.
- We purchased assets that add advanced powder metals to our product portfolio.

In June 2010, we announced the selection of Siemens VAI Metals Technologies (Siemens Industry, Inc.) to design, engineer, and supply the hot-rolling mill for our new advanced specialty metals hot-rolling and processing facility (HRPF) that is being built in Brackenridge, PA.

Our new HRPF will provide unsurpassed manufacturing capability and unique versatility in the production of our broad range of alloys. It is designed to be the most powerful such mill in our industry and provide the capability of producing nearly all of the alloys we currently make and advanced new alloys and sizes that will add to our product portfolio.

We expect our HRPF to further transform our Flat-Rolled Products segment operating performance across business cycles by significantly improving our cost structure and expanding our position in key markets. The project is expected to cost approximately $1.1 billion and be completed by the end of 2013.

We are now seven years into ATI's manufacturing asset transformation. A lot has been accomplished. When our HRPF is completed, ATI will be far along our strategic path towards creating a great global specialty metals company and we expect to have achieved up to a 10-year lead on our competition.

Develop and Introduce Innovative Products – Invent It

Our strategy is to innovate faster than our competition. When a solution to a market need is identified, we invent it. Our industry-leading product portfolio continues to expand. New products are gaining traction in the marketplace:

ATI 425® Alloy is the world's first high-strength titanium alloy that can be continuously cold-rolled into sheet and strip. ATI 425 alloy sheet is an alpha-beta alloy that can be processed to a balance of properties that are better than the common titanium 6-4 alloy pack-rolled sheet. ATI 425 alloy has the potential to revolutionize and significantly expand the use of alloy titanium because it significantly reduces our customers' cost of fabricating parts.

ATI 718Plus® alloy is a groundbreaking new nickel-based superalloy that enables jet engine operating temperatures to be 100°F hotter than 718 alloy, which is the most common nickel-based alloy used in jet engines. ATI 718Plus alloy also improves our customers' productivity and reduces the total cost of producing a part.

In May 2010, we announced a long-term sourcing agreement with GE Aviation, an operating unit of General Electric Company, for the supply of ATI 718Plus alloy.

Our expanded family of lean duplex, duplex, and super duplex stainless alloys provide our customers with additional options to consider for the optimum corrosion-resistant solution. An advantage of duplex alloys is a more stable price than conventional alloys as a result of lower nickel and molybdenum content. Duplex alloys also offer improved corrosion resistance and strength than comparable traditional stainless alloys.

These high-strength duplex stainless alloys are used in offshore oil and gas production. ATI 2003® alloy is also used in architectural applications, such as the largest stainless roof in the world on the Doha International Airport.

Titanium, nickel-based alloy, and specialty alloy fasteners are part of our continuing strategy to extend our reach into the aerospace airframe market. Our fastener strategy is an example of how we take alloys and product forms that we already make, package them, and move to a growth market. This is another example of how we "move our periscope" to find the best market for our technology and products.


ATI 425® Alloy

Rich Harshman and Pat Hassey with our ATI 425® Alloy sculpture.

Improve Our Cost Structure

In 2010 we improved our cost structure with over $135 million in gross cost reductions. This brings our seven-year total to over $960 million in gross cost reductions before the effects of inflation.

Improving our cost structure is part of ATI's DNA. We set yearly cost reduction targets in each year of every business cycle. We understand that continuous improvement is a race without a finish line. Great companies, particularly a U.S. manufacturer doing business throughout the world, must not only keep costs under control, but must get better each year.

Operating and procurement costs generally account for 80% to 85% of our yearly cost reduction programs. Our capital projects nearly always have a cost reduction component.

2011 Outlook: Strong Secular Growth Resumes

Strength in our key growth markets give us confidence for 2011. We believe aerospace remains a growth market for ATI and we are bullish. Both Boeing and Airbus have announced planned increases to their production schedules, and have indicated further production increases are being considered.

This increase in legacy production schedules for Boeing's 737 and 777 as well as Airbus' A320 and A330 create a step change in demand, particularly for our products used in jet engines and jet engine spare parts. In addition, the Boeing 787 Dreamliner and 747-8 are moving closer to production ramp, which creates demand for our jet engine and airframe products. Airbus also plans to ramp production of its A380 jumbo jet and the A350XWB launch is getting closer.

We are also bullish on the oil & gas market. The global industry has announced record annual capital spending plans for 2011. Major spending is planned for deepwater projects and for new technology that enables development of shale oil and gas reserves.

For the chemical processing market, during the first quarter 2011, we began to ship our CP titanium strip for the world's largest seawater desalination facility.

We expect to realize the benefits of improving efficiencies, new facilities, products, and capabilities. We have again targeted a minimum of $100 million in gross cost reductions in 2011. Capital expenditures are forecasted at between $300 and $350 million, as the construction of our hot-rolling and processing facility moves forward. Our U.S. defined pension plan is fully funded.

Key Executive Changes

This is an extraordinary time to be in the specialty metals business. To me, this is a renaissance period unlike any I have been though during my 40+ year career in the metals business. I expect demand to be strong for a long time.

This is my final letter to you. I plan to retire as Chairman and Chief Executive Officer, effective May 1, 2011. During my seven-and-one-half year career at ATI, I have seen enormous change and development at this Company. ATI has been transformed into a stronger, more efficient, more global diversified specialty metals company. We have an outstanding team in place that can continue the transformation of ATI and implement our strategies. The Company is well-positioned for continued profitable growth.

Now is the right time for change in leadership. I am confident that Rich Harshman, who has been selected by the Board of Directors to be ATI's next Chairman, President and Chief Executive Officer, is the right person for the job. Rich and I have been working closely together to establish and implement ATI's annual business plans and long-term strategies. His judgment, business acumen, and intimate knowledge of ATI make Rich exceptionally well qualified to lead ATI.

I am confident that Rich's values, leadership ability, and commitment to continuing the implementation of ATI's plans and strategies will enable ATI to achieve new heights of success in the future.

Jon Walton, Executive Vice President, Human Resources, Chief Legal and Compliance Officer, and Corporate Secretary, plans to retire effective May 1, 2011.

Jon has been a key member of the executive leadership of ATI. As a trusted counselor and advisor to me, his broad-based experience and knowledge of ATI have been invaluable in transitioning ATI into a leading specialty metals company and a globally strong competitor. He has been instrumental in the development of people for ATI, and in the succession planning process that insures the selection of ATI's leaders of the future.

In addition, effective February, 2011, Lynn Davis retired as Group President, ATI Primary Titanium Operations. We thank Lynn for his many contributions to ATI over the years.

Positioned to Capitalize on What We Do Well

We are positioned to capitalize on what we do well. Our future is being invented by the people of ATI, and our technology and product diversification, both in terms of alloys and product forms. ATI has long been a leader in specialty metals technology and our capital investments and new alloy invention are aimed at maintaining and enhancing our mission-critical role.

Our future is being driven by the demands of the world's citizens – for mobility, manufactured goods, clean air and water, and a modern infrastructure – and by our customers who make the products to meet these demands. ATI and our customers together are focused on developing the technology and products that enable social progress and industrial development.

We have a defined view of the future and we have the financial means and people to continue to move ATI forward.

Value-Based Leadership

Value-Based Leaders are the true difference in companies that move people to new levels of achievement and success. I look for the leaders within ATI to move this company forward by demonstrating these key attributes as individuals:

- ***Integrity as the Cornerstone of Leadership...***being honest and forthright in everything. Empowering people to trust, communicate, and take action within established boundaries.
- ***Accountability*** for outcomes that ensure the long-term success of ATI.
- ***Safety and Health and Environmental Compliance*** are the prerequisites to all operations.
- ***Product Quality and Excellence*** is demonstrated in everything we do.
- ***Technology, Creativity, Learning, and Freedom of people to reach their individual potential*** is the culture of the company.

In ***Building the World's Best Specialty Metals Company®***, we focus on markets whose prospects are largely tied to long-cycle industries that are currently in what we see as the early stages of long-term growth.

In ***Building the World's Best Specialty Metals Company,*** we aim to **do more, make our products better,** and **implement and execute faster** through the ATI Business System (ATIBS). ATIBS drives our lean manufacturing initiatives, improves safety, quality and yields, further reduces overhead cost structures and delivers excellent customer reliability and service.

I want to personally thank our stockholders, our Board of Directors, our employees, and the communities in which we operate our businesses for their continued support of ATI.



L. Patrick Hassey
Chairman and Chief Executive Officer

ATI Sheffield, Precision Machinists Matthew Hill (l) and Martyn Webb (r) working at a computer-numerically-controlled (CNC) lathe in the Company's recently-completed Precision Machining Facility. On the rack in front of the lathe are an ATI 718™ alloy rotary steerable shaft net-shape forging, pre- and post machining, with several ATI Datalloy 2® Drill Collars behind.

Capital Investments and Asset Acquisitions

ATI has significantly expanded our manufacturing capabilities to meet current and projected demand from our key growth markets. Over the past seven years we have invested $2.1 billion in capital expenditures and asset acquisitions. As a result, at the end of 2010, these capital expenditures represented 60% of total property, plant, and equipment before accumulated depreciation.

Precision Machining Facility – Sheffield

In 2010, we expanded our capabilities to serve the aerospace and oil and gas markets with the construction of a Precision Machining Facility at ATI's Sheffield, U.K. operation. This facility enables us to provide our customers with value-added technology for near-net-shape products.

The facility consists of a number of CNC deep hole boring and turning machines that enable ATI to offer an integrated manufacturing process from melting to forging and final machining. Machined components for the aerospace market include jet engine shafts. Products supplied for the oil & gas market are ATI Datalloy 2® non-magnetic stainless and ATI 718™ alloy for rotary steerable MWD (Measurement While Drilling) tools and drill collars.

ATI Datalloy 2® stainless was developed to facilitate the positioning instruments inside modern drilling collars while providing the corrosion resistance and strength to function miles below the surface in the world's deepest oil and gas wells.

ATI Titanium Shipments

(millions of pounds)


Total 29 32 36 41 47 34 38 60
7
22
7
25
8
28
10
31
15
32
10
24
13
25
60
2004
2005
2006
2007
2008
2009
2010
Future

Flat-Rolled Products and Uniti Conversion

High Performance Metals Segment

New Assets	Date
Richburg Upgrade	2004
Albany Sponge Restart	2006
Louisville Sheet Upgrade	2007
Bakers PAM III	2008
Richland EB Upgrade	2008

New Assets	Date
Bakers TSAF	2009
Rowley Sponge Begins Production	2009
Bakers PAM IV	2011

With a machined jet engine shaft in the left foreground and a near-net-shape forging to its right, Patrick Whitaker, an ATI precision machinist, monitors the collection of turnings from a CNC Deep Hole Borer at our Precision Machining Facility in Sheffield, UK. The turnings are captured and returned to ATI's Latrobe, PA, operations for recycling.

ATI Nickel-Based and Specialty Alloys Shipments

(millions of pounds)


Total 63 83 85 106 98 66 93 120
29
34
43
40
42
43
61
45
56
42
33
33
56
37
120
2004 2005 2006 2007 2008 2009 2010 Future
Flat-Rolled Products
High Performance Metals Segment

New Assets	Date
Richburg Upgrade	2004
Monroe VAR	2006
Lockport VARs	2006
Upgrade Monroe VIM	2007
Latrobe ESRs	2007

New Assets	Date
Washington Plate Upgrade	2008
Bakers TSAF	2009
ATI Powder Metals	2009
Sheffield Precision Machining Facility	2010

Bakers TSAF

Product and process engineers spent much of 2010 developing and qualifying forging practices at our new Titanium and Superalloy Facility (TSAF) in Bakers, NC. As we enter 2011, we are beginning to take advantage of the facility's expanded capabilities, particularly for difficult-to-produce alloys and superalloys.

The TSAF gives ATI forging options that did not previously exist within our Company and, to our knowledge, do not exist anywhere in the titanium alloy and superalloy industry. Innovation is occurring. With these new capabilities ATI can better serve our customers in the aerospace, oil and gas, and electrical energy markets.

The 10,000-ton press coupled with the 700mm radial forge expands our capability to produce fine-grain forging billet in larger sizes, removing a design barrier. Forging billets of larger diameters are required as jet engines and industrial gas turbines are becoming bigger.

In addition, the expanded forging capability provides ATI with the opportunity to supply more value-added products to the electrical energy market. In the past, our customers would hot work ingots into very large billets used for industrial gas turbines. Now, ATI has the capability to produce very large billets that are ready for closed-die forging.

Demand for our ATI Datalloy 2® specialty alloy is growing due to strong demand from horizontal and directional drilling in deep offshore and oil and gas shale developments. The 700mm radial forge has greater throughput and larger diameter capabilities creating additional opportunities to meet the needs of our customers in the oil and gas market.



Left to right: ATI Metallurgist Bill Pelican (foreground) adjusts the microscopic image of the grain structure of a cross-section of ATI 425® Alloy cold-rolled titanium sheet for evaluation by Cheryl Botti, the marketing leader for ATI 425 Alloy sheet products, with Tom Parayil, leader of ATI's physical metallurgy group; ATI provides a broad range of material solutions to aerospace fastener manufacturers; ATI's titanium bar, rod, and coil are used to produce aerospace fasteners.

ATI 425® Alloy

Development and commercialization efforts of our innovative titanium flat-rolled product, ATI 425® Alloy, achieved milestones in 2010. In April, ATI 425 Alloy (AMS 6946) Metallic Materials Properties Development & Standard (MMPDS) handbook properties were approved for aerospace design. We introduced the innovative new alloy to the commercial aerospace industry during the Farnborough International Air Show in July.

We are supplying ATI 425 Alloy sheet to a number of customers in the aerospace, defense, and non-aerospace markets. These customers are evaluating ATI 425 Alloy for numerous applications.

ATI 425 Alloy provides excellent opportunities to provide value to our customers by reducing total costs. ATI 425 Alloy sheet has improved formability compared to conventional 6-4 titanium sheet. In addition, ATI 425 Alloy sheet is produced with superior gauge control, improved surface finish, and in longer lengths. With these performance advantages, ATI 425 Alloy offers designers opportunities to improve manufacturing productivity, and provides weight-saving potential for aircraft components.

ATI 718Plus® Alloy

Jet engine and industrial gas turbine approvals for ATI 718Plus® alloy expanded in 2010 for a variety of applications, such as blades, cases, and discs in legacy and next-generation jet engines. The high temperature performance of ATI 718Plus alloy combined with excellent manufacturability is driving rapid acceptance and implementation.

ATI 718Plus alloy is the first nickel-based superalloy developed for a wide variety of jet engine applications, such as static and rotating parts, in about 40 years.

Aerospace Fasteners

ATI is now a qualified supplier of titanium alloys, nickel-based alloys, and specialty alloys to manufacturers of aerospace fasteners. We provide a broad range of material solutions to fastener manufacturers, including titanium alloy in rod, coil, and wire, nickel-based alloys and specialty alloys in bar, rod, and coil, and specialty alloys in Precision Rolled Strip® product form.


A
B
C
D

ATI 718Plus® Alloy Applications
A. High Pressure Compressor – Discs/Cases/Blades/Rings
B. Combuster – Case
C. High Pressure Turbine – Discs/Cases/Rings
D. Low Pressure Turbine – Discs/Cases/Rings
Other Applications – Fasteners



Left: Lean Duplex, Duplex, and Super Duplex alloys are used for a wide range of topside and subsea offshore applications for the oil & gas market. Right: Titanium in desalination – the quest for fresh water requires significant investments in facilities that turn seawater into drinkable water.

Lean Duplex	Duplex	Super Duplex
ATI 2003® alloy ATI 2102™ alloy ATI 2304™ alloy Lower nickel, and molybdenum content. Alternatives to Types 304 and 316L.	ATI 2205™ alloy Workhorse duplex grade. Higher alloy content than lean duplex with improved corrosion resistance.	Zeron®100 alloy Higher alloy content than standard duplex permitting further corrosion resistance similar to 6 molybdenum alloys.

Alloy Substitution – Lower Raw Materials Costs with Enhanced Corrosion Performance

Raw materials prices have become increasingly volatile. High and volatile raw materials prices present cost issues to materials engineers. Too often high and volatile raw materials costs cause project delays as engineers and designers wait for reduced input costs.

ATI's diversified products are an advantage. Our unique range of specialty metal solutions coupled with our technical expertise often provides the optimum value proposition for project designers and engineers.

In 2010, our Uniti joint venture received its largest ever order when engineers specified CP titanium tubing for the world's largest seawater desalination facility. Titanium tubing was the substitution specified to replace cupronickel alloys that have been traditionally used for this application. When compared to the historically high cost of copper and the high and volatile cost of nickel, titanium was determined to be the better value. Both titanium and cupronickel alloys are highly corrosion resistant to saltwater.

In response to volatile and high raw materials prices, ATI has developed one of the world's most comprehensive families of duplex alloys. Duplex alloys provide cost savings and can provide enhanced performance when compared to conventional stainless steel alloys.

Our Lean Duplex (ATI 2003®, ATI 2102™, and ATI 2304™ alloys), Duplex (ATI 2205™ alloy), and Super Duplex (Zeron®100 alloy) alloys provide corrosion resistant and strength properties that range from common stainless steels to the 6 molybdenum alloys.



Left: The sustainable Weiss home has an ENERGY STAR qualified gas range, oven and ventilation system, and refrigerator made with stainless steel. In addition, the Weiss family uses Cutco® kitchen cutlery and Regal Ware® stainless steel cookware made with ATI stainless. Right: Energy efficient homes use a stainless roof and stainless window spacers to decrease energy usage.

Next-generation LEED® Sustainable Homes

Next-generation residential "green" homes are beginning to sprout up in neighborhoods around the globe. These homes are LEED (Leadership in Energy and Environmental Design) certified and are recognized as sustainable homes.

The LEED for Homes Rating System is a set of industry best practices to guide a builder in constructing an environmentally friendly home and promotes energy savings, water efficiency, and CO_2 emissions reduction.

The way a home becomes LEED certified is by obtaining "green" points and receiving credits in categories such as Sustainable Sites, Water Efficiency, Energy and Atmosphere, Materials and Resources, and Indoor Environmental Quality. ATI's stainless is being used to achieve LEED's certifications.

Stainless Steel: An Environmentally Friendly Material

The need for greater energy efficiency in these next-generation LEED homes is fueling the use of sustainable materials such as stainless steel, from floor to ceiling. Stainless helps reduce energy consumption and is used because of its toughness, durability, and beauty.

Stainless is considered an "environmentally responsible and high-performance material" in the LEED rating system. It is 100% recyclable and many of the products made with stainless contain recycled materials. Home builders therefore receive "green" points and credits when using a product made with stainless.

Energy Efficient Roof & Windows

Because stainless steel is a poor conductor of heat it can help insulate a roof and make a structure more energy efficient. Pittsburgh, PA home owners, Lou and Amy Weiss, are in the process of ensuring their home is LEED certified. One of the ways they are achieving this is by using a Follansbee® stainless roof. Stainless helps to keep the home cool in the summer and warm in the winter, thus decreasing the home's energy usage. In addition, because stainless is corrosion resistant, the roof will last longer than a roof made with other roofing materials. ATI supplies ATI 2003® lean duplex and ATI 304™ stainless for roofs to Follansbee and others.

The energy efficient Weiss home also has Andersen® windows which use stainless steel spacers by Cardinal Glass Industries to aid in keeping the home insulated. Stainless window spacers can typically resist heat transfer about 4-5 times better than aluminum spacers. ATI supplies Precision Rolled Strip® stainless to Cardinal Glass Industries for window spacers.

Stainless Appliances

ATI's stainless steel is also used for home kitchen appliances. Inside the Weiss kitchen the made-in-America Wolf® Appliance gas range, oven and ventilation system, and Sub-Zero® refrigerator are made with stainless steel.

These products are ENERGY STAR qualified which means they use less energy, save money and help protect the environment.

ATI's AL 29-4C® stainless is used in high-efficiency gas furnaces, such as the Carrier® gas furnace found inside the Weiss home. Precision Rolled Strip® stainless is used for the flexible gas hose that runs natural gas into the home – because of the ductility of stainless, the hose is able to bend around tight-corner areas.

Stainless Everywhere?

Even though not everything in the home is made of stainless steel, it is used to make many other products found in "green" residential homes. For example, stainless is used for faucets and sinks in kitchens and bathrooms, high-efficiency water heaters and washing machines, door hinges and handles, floor board vents, and hand railings. Also, our AL 29-4C® stainless is used for chimney liner and vent pipe, and ATI 201™ stainless is used for hose clamps.

Many of these next-generation homes have their own solar energy panels that capture the sun's energy and convert it to electricity. ATI supplies the Precision Rolled Strip® stainless for substrate used in flexible, thin-film photovoltaic panels used for residential homes.

In addition, we supply ATI 440A™ stainless to Cutco® that is used to produce kitchen cutlery and ATI 304™ stainless to Regal Ware to manufacture stainless steel cookware. Both products are high-quality and made in America.

Through the use of near-net-shape products and our proprietary ATI 425® Alloy, ATI and its customers can conserve energy, while improving operating efficiencies and reducing costs.

ATI 425® Alloy Titanium Sheet

ATI 425® Alloy continuous cold-rolled titanium sheet offers customers tighter gauge control, a finer surface finish, cold formability, and improved high-temperature manufacturing characteristics – Super Plastic Forming (SPF) & Diffusion Bonding – when compared to 6-4 titanium pack-rolled sheet. These benefits can improve our customers' operating efficiencies and reduce energy consumption and waste.

- The precision gauge control and finer surface finish of ATI 425® Alloy sheet requires little-to-no machining, thus saving energy and scrap when compared to 6-4 titanium sheet. This tight gauge control can lead to weight reductions of parts.
- The long length of continuous cold-rolled ATI 425® Alloy coil can enable continuous fabrication methods. Designing and manufacturing longer parts with fewer joints and less welds save energy and may lead to reduced weight in the final part.
- ATI 425® Alloy sheet's greater cold formability can eliminate hot working on some 6-4 titanium parts made from sheet, therefore reducing energy consumption.
- ATI 425® Alloy sheet can be SPF formed and diffusion bonded in conditions more than 100°F lower than the standard 6-4 titanium sheet. In addition to the energy savings, tool life is extended, chemical waste is reduced, and working conditions are improved.

Our customers benefit from our unique ability to produce more than 700 titanium alloy, nickel-based alloy and superalloy, and specialty alloy shapes for the aerospace and medical markets.





ATI produces near-net-shape Powder Metal superalloys for rotating components in jet engines.

Near-Net-Shape Products

Powder Metals

Powder Metal (PM) technology offers customers a method for producing highly-alloyed materials, due to the rapid solidification achieved during the atomization process. The PM near-net-shape process uses state-of-the-art modeling to design shaped containers, yielding parts closer to the desired finished shape. The PM production process reduces component material input weights, thereby conserving expensive raw materials, reducing scrap, and decreasing the cost and energy required to produce finished parts.

Hot-Rolled Shapes & Rectangles

ATI's hot-rolled shape & rectangle products offer customers the advantages of purchasing fewer pounds (commonly known in the aerospace industry as lowering the 'buy-to-fly' ratio), lowering process costs, increasing productivity, and reducing the environmental impact. Near-net-shapes decrease machining time and create fewer chips, thus reducing energy consumption and saving water that would be used to wash the additional machined chips. Reverted scrap from our mill operations is recycled in a closed-loop system, further reducing energy used in transporting the scrap.

Titanium Castings

One of the primary benefits of titanium castings is the ability to produce a near-net-shape – requiring less material, less machining and reduced scrap. Titanium castings have become a viable alternative to conventional fabrication methods; generally, the more complex the part, the better the economics of using a casting. The labor intensive fabrication methods that rely on cutting, machining, and fitting plates to be welded can be replaced by near-net-shape castings.





Aerospace and Defense

Major Products

- Nickel- and cobalt-based alloys and superalloys, titanium alloys, and vacuum-melted specialty alloys for commercial and military jet engines
- Titanium alloys, vacuum-melted specialty alloys, and high-strength stainless alloys for commercial and military airframe components for airframe structural parts and fasteners
- Titanium alloy tubing and nickel-titanium shape memory alloy for aerospace hydraulic systems
- Titanium-niobium alloy for high-temperature rivets and fasteners
- High strength stainless alloys for composite helicopter blades
- High temperature niobium and tantalum alloys for rocket nozzles and jet engine components
- Tungsten materials for cutting tools and for counter-balance weights
- The patented high fracture toughness alloy ATI 13-8Mo SuperTough® Alloy
- ATI 500-MIL® high-hard steel, CP titanium, and ATI 6-4-MIL™ titanium plate for armor application
- CP titanium and alloy castings, bar, and wire for defense applications
- Indexable and solid carbide milling systems for aerospace metals
- Near-net-shape powder metal superalloys for commercial and military jet engines

Major Growth Opportunities

- ATI 718Plus® alloy for jet engine applications
- ATI 425® Alloy titanium plate, sheet, foil, bar, and wire for airframe and defense applications
- ATI 1014™ alloy for jet engine shafts in the latest engines
- CP titanium and alloy castings and cut/machined parts for armor and other military applications
- ATI 17-4™ and ATI 17-7™ plate for airframe, military, and armor components
- Electron Beam (EB) single-melted titanium alloy for commercial airframe applications
- Shapes for airframe applications
- Titanium sheet for airframe and jet engine applications
- Through-coolant solid carbide drill technology for drilling titanium and nickel-based alloy airframe components
- Precision threading tools for threading titanium aerospace fasteners
- Powder metal near-net-shapes for critical submarine applications

Major Emerging Technologies

- Titanium aluminide and nickel-titanium alloys for armor and other military applications
- Patented tungsten carbide composite drills and end mills for machining airframe and engine components

Oil & Gas/Chemical Process Industry

Major Products

- Corrosion Resistant Alloys (CRAs) such as duplex stainless, super stainless, nickel-based, and titanium alloys for seawater environments, such as offshore oil and gas applications, well completions, and desalination projects
- Premium-melted specialty alloys and engineered products for oil and gas drilling applications
- Tungsten carbide powders and crystalline tungsten powders for exploration
- Tungsten carbide components used in drill bits, downhole pumps, and flow regulators
- ATI proprietary ATI Datalloy 2® non-magnetic stainless drill collars for horizontal and directional drilling in challenging unconventional environments such as oil & gas shale and tar sands deposits
- Nickel-based superalloys, titanium alloys, and premium-melted specialty alloy products for petrochemical and refinery applications
- Titanium castings for pumps and valves
- Zirconium products for sulfuric, nitric, acetic, and formic acids and urea processing
- CP titanium for nickel-based alloys and stainless alloys for plate frame heat exchangers
- CRA's and titanium for weld overlay and cladded components such as flowline pipe
- Seamless titanium tubing for LNG heat exchangers

Major Growth Opportunities

- ATI 2003®, ATI 2102™, and ATI 2304™ lean duplex stainless
- Zeron® 100 super duplex
- Precision threading of piping for deep hole gas exploration
- Through-coolant solid carbide drill technology for drilling heat exchanger end plates
- Powder metal near-net-shapes for subsea oil and gas applications

Major Emerging Technologies

- Titanium to lighten drill strings for deeper oil and gas exploration projects
- Patented tungsten composite tooling for machining valve and pump components
- ATI OmegaBond® tubing for fertilizer and chemical processing
- Solid tungsten carbide bodies for diamond-based drill bits
- Nickel-based alloys for handling corrosive sour gas and H_2S (hydrogen sulfide) bearing petroleum reservoirs





Electrical Energy

Major Products

- Titanium, superferritic and duplex stainless steels, and nickel-based alloys for seawater environments
- Corrosion and oxidation resistant alloys for fuel cells
- Grain-oriented electrical steels for power distribution and power generation transformers
- Nickel-based superalloys, titanium alloys, and vacuum-melted specialty alloys for gas and steam turbine components
- Reactor-grade zirconium and hafnium products for nuclear fuel cladding and structural applications
- Hydrogen membrane purification modules
- Tungsten carbide for centrifuge tiles, coal crushers, and fan blades
- Tungsten carbide for machining turbine blades and shafts
- Ductile iron castings for wind turbines, gas turbines, and steam turbines
- ATI Densalloy® tungsten alloys for shielding in nuclear power plants

Major Growth Opportunities

- Oxidation resistant alloys for land-based turbines
- Corrosion and oxidation resistant alloys and bi-metallics for fuel cells
- CRAs for flue gas desulfurization pollution control equipment
- Stainless and specialty stainless alloys for solar energy applications
- Titanium alloy and CRA tubing for geothermal wells
- Castings and forgings for wind turbines
- Tungsten heavy alloys for nuclear energy safety pumps
- Through-coolant solid carbide drill technology for drilling heat-exchanger tube sheets
- Powder metals for pumps and steam turbine components for nuclear energy plants
- Stainless and nickel-based alloys for solar energy applications

Major Emerging Technologies

- ATI 718Plus® alloy for industrial gas turbines
- Patented large diameter superalloy ingots for gas turbine components
- Niobium-titanium, niobium alloys, and vanadium alloys for magnetic confinement of high temperature plasma in fusion reactors
- Ruthenium-based tungsten carbide for machining turbine blades
- Borated stainless for nuclear energy

Medical

Major Products

- Titanium and titanium alloys, cobalt-based alloys, and zirconium-niobium alloys for surgical implants, medical equipment, and multi-component implant constructs
- Forging and machining bar stocks for total hip and total knee replacements
- Titanium and titanium alloy coil and rod for pins, screws, and fasteners
- Titanium and titanium alloys for dental implants and cardiovascular devices
- Titanium foils for maxillofacial implant plates
- Niobium-titanium alloy for superconducting magnets to power MRI imaging equipment
- Tungsten products for MRI shielding applications
- Cobalt-based alloys for spinal implants and pacemaker lead wires
- Tungsten for diagnostic isotope vial and dose shielding
- Tungsten carbide for machining medical implants
- Titanium sheet and Precision Rolled Strip® products for pacemakers and surgical implants

Major Emerging Technologies

- Titanium alloy seamless tubing for bone nails and screws
- Boutique alloys (ATI 15Mo™ Titanium, ATI 35N LoTi™ alloys) designed to meet high-fatigue strength demands for biomedical applications
- Improved biocompatible alloys for high-cycle fatigue structural implants
- Powder metals for complex near-net-shape components in implant constructs

For more information on:

Aerospace and Defense, visit

ATIaerospace.com and **ATIdefense.com**

Oil & Gas/Chemical Process Industry, visit **ATIoilandgas.com** and

ATImetals.com/chemicalprocessing

Electrical Energy, visit **ATInuclearenergy.com** and

ATImetals.com/electricalenergy

Medical, visit **ATImetals.com/medical**

Diversified Products

(Percent of ATI's 2010 Sales)

High-Value Products	
Nickel-Based Alloys and Specialty Alloys	21%
Titanium and Titanium Alloys	15%
Precision and Engineered Strip	13%
Grain-Oriented Electrical Steel	8%
Exotic Alloys	7%
Tungsten Materials	6%
Total High Value	**70%**
Standard Products	
Specialty Stainless Sheet	13%
Stainless Steel Sheet	11%
Stainless Steel Plate	2%
Cast and Forged Materials	4%
Total Standard Products	**30%**
Grand Total	**100%**

High-Value Products Sales


Millions
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
Titanium
Nickel-Based Alloys and Specialty Alloys
Exotic Alloys
Grain-Oriented Electrical Steel
Precision and Engineered Strip
Tungsten
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

Price Ranges of Major Products

(Approximate Price Ranges in $ Per Pound)

Exotic Alloys	$36.96 – $362.63
Titanium Alloys	$8.74 – $89.33
Nickel-Based Alloys	$6.13 – $129.58
Precision and Engineered Strip	$1.52 – $10.55
Stainless Steel Sheet and Plate	$0.64 – $5.54
Grain-Oriented Electrical Steel	$0.97 – $2.60

Sales by Geographic Area

(Percent of ATI's 2010 Sales)

United States	68%
Europe	18%
Far East	8%
Canada	3%
South America, Middle East, Rest of World	3%

Diversified Global Markets

(Percent of ATI's 2010 Sales)

Aerospace and Defense	25%
Oil and Gas/Chemical Process Industry	19%
Electrical Energy	17%
Automotive	8%
Food Equipment and Appliances	7%
Construction and Mining	7%
Medical	6%
Transportation	4%
Electronics/Communication/Computers	3%
Machine and Cutting Tools	2%
Conversion Services/Other	2%

Direct International Sales


Millions
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
International Sales
% of Total Sales
35%
30%
25%
20%
15%
10%
5%
0%
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

SEGMENT INFORMATION

Financial Results ($ in millions)

High-Performance Metals

	2010	2009
Sales	$1,337.5	$1,300.0
Operating Profit	$257.8	$234.7
Percent of Sales	19.3%	18.1%
Identifiable Assets	$2,283.4	$2,106.3
International Sales	$438.1	$426.1

Major Products


38% Titanium & Titanium Alloys
7% Specialty Alloys
21% Exotic Alloys
34% Nickel-Based Alloys/Superalloys

Major Markets


29% Aerospace – Jet Engines
21% Aerospace – Air Frames
5% Conversion Services/Other
7% Electrical Energy
8% Defense
8% Government Aerospace
11% Medical
11% Oil & Gas/CPI

Flat-Rolled Products

	2010	2009
Sales	$2,338.5	$1,516.1
Operating Profit	$85.9	$71.3
Percent of Sales	3.7%	4.7%
Identifiable Assets	$1,362.0	$1,117.0
International Sales	$758.1	$454.4

Major Products


23% Precision & Engineered Strip
23% Specialty Stainless Sheet
3% Stainless Plate
5% Titanium & Titanium Alloys
13% Grain-Oriented Electrical Steel
15% Nickel and Specialty Alloys
18% Stainless Steel Sheet

Major Markets


24% Electrical Energy
23% Oil & Gas/CPI
1% Machine and Cutting Tools
3% Medical
5% Transportation
5% Electronics/ Communication/ Computers
5% Aerospace and Defense
10% Construction/ Mining
12% Food Equipment and Appliances
12% Automotive

Engineered Products

	2010	2009
Sales	$371.8	$238.8
Operating Profit (Loss)	$12.8	$(23.8)
Percent of Sales	3.4%	(10.0)%
Identifiable Assets	$295.5	$259.0
International Sales	$87.7	$69.9

Major Products


69% Tungsten Materials
1% Conversion Services
7% Cast Materials
23% Forged Materials

Major Markets


27% Oil & Gas/CPI
18% Machine and Cutting Tools
1% Electronics/ Communication/ Computers
1% Conversion Services
3% Medical
7% Electrical Energy
7% Automotive
9% Aerospace and Defense
13% Construction/ Mining
14% Transportation

ATI Business System (ATIBS)
A systemic and integrated business system adopted throughout ATI, and built on three fundamental principles: Make to Use, Elimination of Waste, and People Connect the System.

Ammonium Paratungstate (APT)
A purified intermediate tungsten compound made from ore or recycled tungsten scrap that is used as a starting material for making most tungsten powders.

Annealing
The process of heating and cooling metal in such a way as to soften it, and to produce desired changes in other properties or microstructure.

Bar
A long product that is 1/4 inch (6.35 mm) or more in diameter, having round, square, octagonal or hexagonal cross-sections.

Billet
A long product with a diameter range of 8 to 14 inches (203 to 356 mm). Can either be sold in billet form or processed further to make other long products.

Carbide Cutting Tools
Cemented carbides made into forms for removing materials in machining operations, such as turning, milling or drilling. Normally, these tools have hard surface coatings consisting of carbides, nitrides and oxides of titanium and aluminum.

Casting
A product formed by pouring liquid metal into a near-net-shape mold and allowing it to cool and solidify. ATI produces large gray and ductile iron castings as well as titanium and zirconium rammed-graphite castings to exact customer specifications. Our large gray and ductile iron castings are used for applications such as wind energy components, locomotive engine blocks, and valves and other components used in the oil and gas market. Our titanium and zirconium rammed-graphite castings are used in marine and defense applications as well as pump components for the chemical process industry.

Electric Arc Furnace (EAF)
An open air melting furnace in which scrap and ferroalloys are melted by high electrical power carbon arcs. Refining is accomplished by slags and various gases. The process is often used in conjunction with subsequent refining processes.

Electron Beam Furnace (EB)
A melting furnace that uses high-energy electron beams in a vacuum environment to melt metals into a water-cooled crucible and is especially useful for titanium and exotic alloys.

Electroslag Remelt (ESR)
A consumable electrode remelting process in which an AC current is passed from an electrode through a molten slag pool. Molten metal droplets fall through the slag and solidify in a water-cooled copper crucible. This process is utilized to improve both the cleanliness and structure of alloys.

Exotic Alloys
The Company's classification for its products, which includes zirconium, niobium and hafnium.

Flat-Rolled Products
A product form classification that includes plate, sheet, strip and Precision Rolled Strip® products.

Forging
A product formed by compressive forces to plastically deform metal into a shape. ATI produces forgings as mill products such as titanium alloy, nickel-based and superalloy, and specialty alloy billet. ATI also produces carbon and alloy custom compression die hot forgings for applications in the transportation, construction and mining, and oil and gas markets.

Forging Press
A press, usually vertical, used to operate dies to deform metal plastically. May be mechanically or hydraulically operated and either closed die for shaped, part forgings or open die for cogging.

GFM Precision Rotary Forge and Radial Forge
A forging process where rapid simultaneous action of forging hammers subjects the workpiece to a high rate of deformation under uniform compressive stressing. The control and reproducibility of the GFM process is designed to provide optimum metallurgical consistency.

Grain-Oriented Electrical Steel (GOES)
Iron-based alloys containing silicon (typically 3.5%) as the major alloying addition. These steels are used generally in applications such as power distribution and power generation transformers where electrical conductivity and magnetic properties are important.

Hafnium
An exotic alloy usually obtained as a by-product of zirconium production with outstanding corrosion resistance and good mechanical properties. It is added to specialty alloys for use in jet engine parts and as control rod material in nuclear reactors.

High-Performance Metals
A classification that includes ATI's nickel-based and cobalt-based alloys and superalloys, titanium and titanium alloys, specialty alloys, and exotic alloy products, primarily in the form of long products. These products typically exhibit any of the properties of high temperature resistance, high strength, and high temperature oxidation resistance.

High-Value Flat-Rolled Products
A classification that includes ATI's Flat-Rolled Products segment's titanium and titanium-based alloys, nickel-based alloys and superalloys, specialty alloys, grain-oriented electrical steel, engineered strip and Precision Rolled Strip® products. These products typically are characterized by direct technical and service relationships with customers.

Hot Isostatic Pressing (HIP)
A process of pressing/consolidating powder metals under the simultaneous application of temperature and pressure (equally applied in all directions) to yield 100% dense parts made of specialty metal powders, such as titanium, nickel, and stainless steel alloys.

Ingot
A product form resulting when molten metal is cast into molds, which can be round, square, or rectangular. Can either be sold in ingot form or processed further to make higher value mill products.

Long Products
A product form classification that includes ingot, billet, bar, rod, wire and seamless tubing and custom-rolled shapes.

Market Sector Team
An ATI initiative whose goal is to integrate and coordinate ATI's global capabilities to offer current and new customers access to the Company's full range of products, processes, and technical resources. Current ATI Market Sector Teams include ATI Aerospace, ATI Defense, ATI Oil & Gas, and ATI Nuclear Energy.

Nickel-Based Superalloys
Nickel alloys, having nickel as the primary constituent, developed for very high temperature service where relatively high mechanical stresses are encountered and where high surface stability is frequently required. Typical applications are aircraft turbine and land-based turbine components.

Niobium
An exotic alloy valued for its strength at extremely high temperatures and its ability to superconduct, or pass electricity with minimal resistance, at very low temperatures. It is used in aerospace applications, in superconducting magnets in MRI (magnetic resonance imaging) equipment, when alloyed with titanium, and in particle accelerators.

Pickling
The process of using various acids and acid mixtures to remove scale that can form on specialty metals during processing at elevated temperatures (such as hot rolling or annealing).

Plasma Arc Melt (PAM)
A melting furnace that is a superior cold-hearth melting process for making alloyed premium titanium products for jet engine rotating parts, medical applications, and other critical applications.

Plate
A flat-rolled product that is 3/16 inch (4.76 mm) thick, or greater, and over 10 inches (254 mm) wide.

Powder Metallurgy
The production of specialty metals products by processes including the steps of atomizing, screening, blending, and pressing to consolidate metal powders.

Precision Rolled Strip® Products
Flat-rolled products including stainless, nickel alloys, titanium and titanium alloys, and carbon steel under 0.015 inch (0.38 mm) thick and up to 48 inches (1,219 mm) wide, as well as certain strip products with special tempers and thicknesses.

Raw Materials
Used in the production of ATI's specialty metals and include recycled scrap metal (containing iron, nickel, chromium, titanium and molybdenum), nickel, titanium sponge, zirconium sand and sponge, ferrochromium, ferrosilicon, molybdenum and its alloys, ammonium paratungstate, tungsten scrap, tungsten ore, manganese and its alloys, cobalt, niobium, and other alloying materials.

Rod
A long product that is from 0.118 inch (3 mm) to 3/4 inch (19 mm) in diameter.

Ruthenium
A transition metal added to tungsten carbide cutting tools to improve the resistance to thermal cracking and plastic deformation.

Sheet
A flat-rolled product that is 24 inches (610 mm) and over in width and less than 3/16 inch (4.76 mm) thick.

Stainless
A broad classification of iron-based alloys containing at least 10% chromium, known for excellent corrosion and heat resistance. Austenitic (Chrome-Nickel) grades contain 16% to 30% chromium and 4% to 20% nickel for enhanced surface quality and formability and increased corrosion and wear resistance. These grades are used in appliances, kitchen utensils, processing equipment and a variety of industrial applications. Ferritic (Chrome) grades are non-nickel-bearing and contain 11% to 17% chromium content for greater inherent strength and corrosion resistance than carbon steel. These grades are often used in automotive exhaust systems.

Standard Flat-Rolled Products
A classification that includes ATI's Flat-Rolled Products segment's stainless hot- and cold-rolled sheet, strip, and plate products.

Strip
A flat-rolled product 3/8 inch (9.5 mm) to under 24 inches (610 mm) wide and less than 3/16 inch (4.76 mm) thick. See also Precision Rolled Strip® Products.

Super Stainless
Stainless alloys with significant additions of chromium, nickel, molybdenum or copper. Super stainless is used in chemical processing, oil and gas, marine, heat treating, pollution and waste control industries where there are requirements for extra corrosion protection, strength or heat resistance.

Superalloy
An alloy, usually based on nickel, cobalt or iron, developed for high temperature service where relatively severe mechanical stress is encountered and where high surface stability is frequently required.

Titanium
Titanium and its alloys have very high strength-to-weight ratios. At normal temperatures, they have high resistance to corrosion. Used primarily in aerospace and defense, chemical processing industry, oil and gas, and medical markets.

Titanium Sponge
Titanium sponge is a critical raw material used to produce titanium mill products. ATI produces titanium sponge using the Kroll Process, which reduces titanium tetrachloride with magnesium. The titanium sponge with or without the addition of titanium scrap is melted into ingots or slabs.

Tungsten Carbide Graded Powders
Tungsten carbide powder, made by blending with other powder constituents like cobalt, tantalum carbide, and niobium carbide to obtain a desired composition and carbide grain size. These powders are pressed to a desired shape and then sintered in the range 1350 degrees to 1500 degrees Centigrade to yield a cemented carbide part.

Tungsten Materials
Include tungsten and tungsten carbide powders, sintered tungsten carbide products and cutting tools for the mining, oil and gas, and other industries requiring cutting tools with extra hardness.

Vacuum Arc Remelt (VAR)
A consumable remelting process in which a high current DC arc is maintained under vacuum between an alloy electrode and a molten metal pool contained in a water-cooled copper crucible. Sequential melting produces an ingot with good internal structure, good surface finish, and excellent chemical homogeneity.

Vacuum Induction Melt (VIM)
A melting process that uses an induction furnace inside a vacuum chamber to melt and cast nickel-based alloys, superalloys, and specialty alloys. The process is normally used for grades which require a high alloy content, precise chemistry control and low impurity levels.

Wire
A long product that is from 0.030 inch (0.76 mm) to 1/4 inch (6.35 mm) in diameter, in round, square, octagonal or hexagonal cross-sections.

Zirconium
An exotic alloy valued for its strength, high corrosion resistance, and low thermal neutron absorption. Applications include nuclear reactors, marine vessels, commercial power generation, and those requiring contact with strong acids and basic environments.

CORPORATE SELF-GOVERNANCE

Our Commitment to Integrity

We at ATI are committed to a strong self-governance program. We have long believed that honesty and integrity are vitally important to the success of our Company. The Company's Corporate Governance Guidelines along with the charters of the Board committees provide the framework for the governance of ATI. These Guidelines reflect the Board's commitment to monitor the effectiveness of decision making at the Board and management levels, with a view toward achieving ATI's strategic objectives. The Guidelines are available on our website, www.ATImetals.com.

Our *Corporate Guidelines for Business Conduct and Ethics* apply to all directors, officers, employees, agents and consultants and set forth clear standards to guide the conduct of our daily affairs. Our commitment is to reflect, in each of our actions, the highest standards of ethical performance in our dealings with our Board of Directors, stockholders, fellow employees, customers, suppliers, creditors, government agencies and authorities, and the public.

Our self-governance efforts incorporate long-standing training programs that address a myriad of subjects including antitrust, ethics, environmental compliance, anti-bribery, export compliance and trading in securities, as well as training in various human resources issues, including safety.

In order to monitor the effectiveness of our compliance efforts, we perform audits throughout the organization to confirm adherence to Company policies and procedures and financial controls.

We understand that confidence in our Company is in large measure dependent upon the reliability and transparency of our financial statements, including maintaining effective internal control over financial reporting. Accordingly, our commitment to integrity in financial reporting recognizes our responsibility for providing timely information that fairly reflects our financial position and results of operations.

We encourage employees to communicate concerns before they become problems. Our corporate ombudsman and the ethics officers at our operating companies provide confidential resources for employees to surface their concerns without fear of reprisal. We have also retained the services of an independent, third party supplier to provide confidential, secure and anonymous reporting capability. Building and maintaining trust, respect and communication among our employees are essential to the effectiveness of our self-governance program.



Pat Hassey



Rich Harshman



Jon Walton

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2010

OR

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from __________ to __________


SEC MAIL
RECEIVED
PROCESSING
MAR 2 4 2011
SECTION
211
WASH, D.C.

Commission file number 1-12001

ALLEGHENY TECHNOLOGIES INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	25-1792394 (I.R.S. Employer Identification Number)
1000 Six PPG Place, Pittsburgh, Pennsylvania (Address of principal executive offices)	15222-5479 (Zip Code)

Registrant's telephone number, including area code: (412) 394-2800

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.10 Par Value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the Registrant is well known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☑ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☑	Accelerated filer ☐
Non-accelerated filer (Do not check if a smaller reporting company)	☐	Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☑

On February 14, 2011, the Registrant had outstanding 98,704,553 shares of its Common Stock.

The aggregate market value of the Registrant's voting stock held by non-affiliates at June 30, 2010 was approximately $4.3 billion, based on the closing price per share of Common Stock on June 30, 2010 of $44.19 as reported on the New York Stock Exchange. Shares of Common Stock known by the Registrant to be beneficially owned by directors and officers of the Registrant subject to the reporting and other requirements of Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are not included in the computation. The Registrant, however, has made no determination that such persons are "affiliates" within the meaning of Rule 12b-2 under the Exchange Act.

Documents Incorporated By Reference

Selected portions of the Proxy Statement for the Annual Meeting of Stockholders to be held on April 29, 2011 are incorporated by reference into Part III of this Report.

INDEX

PART I

Item 1. Business

The Company

Allegheny Technologies Incorporated (ATI) is a Delaware corporation with its principal executive offices located at 1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479, telephone number (412) 394-2800, Internet website address http://www.atimetals.com. References to "Allegheny Technologies," "ATI," the "Company," the "Registrant," "we," "our" and "us" and similar terms mean Allegheny Technologies Incorporated and its subsidiaries, unless the context otherwise requires.

Our Business

Allegheny Technologies is one of the largest and most diversified specialty metals producers in the world. We use innovative technologies to offer growing global markets a wide range of specialty metals solutions. Our products include titanium and titanium alloys, nickel-based alloys and superalloys, zirconium, hafnium and niobium, advanced powder alloys, stainless and specialty steel alloys, grain-oriented electrical steel, tungsten-based materials and cutting tools, carbon alloy impression die forgings, and large grey and ductile iron castings. Our specialty metals are produced in a wide range of alloys and product forms and are selected for use in applications that demand metals having exceptional hardness, toughness, strength, resistance to heat, corrosion or abrasion, or a combination of these characteristics.

We focus our advanced specialty metals technology, unsurpassed manufacturing capabilities, and innovative products to serve global end use markets with highly diversified and specialized product offerings. Strategic end use markets for our products include:

Aerospace and Defense. We are a world leader in the production of premium titanium alloys, nickel-based and cobalt-based alloys and superalloys, and vacuum-melted specialty alloys used in the manufacture of components for both commercial and military jet engines, as well as replacement parts for those engines. We also produce titanium alloys, vacuum-melted specialty alloys, and high-strength stainless alloys for use in commercial and military airframes, airframe components and missiles. ATI produces unique titanium and high-hard steel alloys as well as engineered parts and castings for the current and next-generation armored vehicles.

Titanium and titanium alloys are critical metals in aerospace and defense applications. Titanium and titanium alloys possess an extraordinary combination of properties, including superior strength-to-weight ratio, good elevated temperature resistance, low coefficient of thermal expansion, and extreme corrosion resistance. These metals are used to produce jet engine components such as blades, vanes, discs, and casings, and airframe components such as structural members, landing gear, hydraulic systems, and fasteners. The latest and next-generation airframes and jet engines use even more titanium and titanium alloys in component parts in order to minimize weight and maximize fuel efficiency.

Our nickel-based alloys and superalloys and specialty alloys are also widely used in aerospace and defense applications. Nickel-based alloys and superalloys remain extremely strong at high temperatures and resist degradation under extreme conditions. Typical aerospace applications for nickel-based alloys and superalloys include jet engine shafts, discs, blades, vanes, rings and casings.

Our specialty alloys include vacuum-melted maraging steels used in the manufacture of aircraft landing gear and structural components, as well as jet engine components.

ATI also offers tungsten cutting tools and machining solutions for difficult-to-machine specialty metals, such as titanium alloys, nickel-based superalloys, and specialty alloys used in airframe, jet engine, and armor applications.

We continuously seek to develop innovative new alloys to better serve the needs of this end use market. For example, we developed ATI 425® alloy sheet, a new cold-rollable titanium alloy, that is an alternative to the most popular high-strength titanium alloys, for use in airframe components. ATI 425® - MIL titanium is an innovative new armor alloy that has the advantage of superior formability as compared to conventional high-strength titanium alloys. We also developed ATI 718 Plus® alloy, a new nickel-based superalloy that can withstand higher temperatures than the standard 718 superalloy, for use in legacy jet engines and the next generation of fuel efficient jet engines. ATI 500 - MIL™ high-hard steel armor is an innovative armor material that meets the demanding specifications for superior ballistic performance and is easier to fabricate than similar armor materials.

Demand for our products by the aerospace and defense market has increased significantly over the last several years. Based on current forecasts and existing backlogs reported by the two manufacturers of large commercial aircraft, we expect to benefit from increased production schedules for legacy and next-generation aircraft, and increased demand for aftermarket jet engine spare parts.

Oil and Gas and Chemical Process Industry. The environments in which oil and gas can be found in commercial quantities have become more challenging, involving deep offshore wells, high pressure and temperature conditions, sour wells and unconventional sources, such as oil and gas shale, liquid natural gas, oil sands, and enhanced oil recovery of existing fields. Challenging offshore environments are in remote locations that are further off the continental shelf, including arctic and tropic locations, often one mile or more below the water's surface. The metal requirements for equipment, which could operate for up to 30 years in these environments, require the specialty metals that we produce.

All of our business segments produce specialty metals that are critical to the oil and gas industry and the chemical process industry. Our specialty metals, including titanium and titanium alloys, nickel-based alloys, zirconium alloys, stainless and duplex alloys and other specialty alloys, have the strength and corrosion resistant properties necessary for difficult environments. Global demand for these materials is increasing, particularly in growing markets in Asia, the Middle East, North Africa and South America. Demand for these products in the U.S. is growing due to increased activity in oil and gas shale reserves.

We have developed a family of duplex alloys, including ATI 2003®, ATI 2102™, and ATI 2304™ lean duplex alloys, for use in deep-water oil and gas applications. Several of our strip, plate and cast products are NORSOK qualified. The NORSOK standards are developed by the Norwegian petroleum industry and are intended to identify metals used in oil and gas applications that are safe and cost-effective. Our Datalloy2® non-magnetic stainless is used for drill collars that enable the most advanced directional and horizontal drilling techniques to be guided to the exact position desired for the reservoir.

Tungsten is the most dense and heat resistant metal commercially available. One application for our tungsten products is in oil and gas drill bit inserts and bodies. As drilling methods such as directional and horizontal drilling become more complex, our advanced tungsten carbide materials are often specified in order to enable faster drilling and longer drill bit life.

Electrical Energy. Our specialty metals are widely used in the global electric power generation and distribution industry. We believe that U.S. and European energy needs and environmental policies and the electrification of developing countries will continue to drive demand for our specialty metals products that we sell for use in this industry.

For electrical power generation, our specialty metals, corrosion resistant alloys (CRAs) and ductile iron castings are used in coal, nuclear, natural gas, and wind power applications. In coal-fired plants, our CRAs are used for pipe, tube, and heat exchanger applications in water systems in addition to pollution control scrubbers. Our CRAs are also used in water systems for nuclear power plants. For nuclear power plants, we are an industry pioneer in producing reactor-grade zirconium and hafnium alloys used in nuclear fuel cladding and structural components. We are a technology leader for large diameter nickel-based superalloys used in natural gas land-based turbines for power generation. For "green" energy generation, our alloys are used for solar and geothermal applications. We are also one of a few U.S. producers of very large ductile iron castings used for wind turbines.

Nuclear power plants are a clean source of electrical energy, and plans to construct and refurbish nuclear power plants have been announced in many areas of the world. ATI is a premier supplier of certified nuclear-grade alloys and specialty alloys for applications that range from the reactor core to steam water systems to spent-fuel storage, transportation and repository activities. ATI has been a part of the nuclear energy market since the first commercial nuclear energy reactor was built in the United States. We have expanded our production capabilities and capacity to support expected growth of the nuclear energy market.

For electrical power distribution, our grain-oriented electrical steel (GOES) is used in large and small power transformers, where electrical conductivity and magnetic properties are important. We believe that demand for these advanced specialty metals is in the early stage of an expected long growth cycle as the U.S. rebuilds its electrical energy distribution grid and as developing countries electrify and build electrical power distribution grids. In January 2010, the U.S. Department of Energy (DOE) began requiring more efficient transformers, which increases premium grade GOES usage per transformer. ATI is a leading producer of these premium grades of GOES.

Medical. ATI's advanced specialty metals are used in medical device products that save and enhance the quality of lives.

Our zirconium-niobium, titanium-and cobalt-based alloys are used for knees, hips and other prosthetic devices. These replacement devices offer the potential of lasting much longer than previous implant options.

Our biocompatible nickel-titanium shape memory alloy is used for stents to support collapsed or clogged blood vessels. Reduced in diameter for insertion, these stents expand to the original tube-like shape due to the metal's superelasticity. Our ultra fine diameter (0.002 inch/0.051 mm) titanium wire is used for screens to prevent blood clots from entering critical areas of the body. In addition, our titanium bar and wire are used to make surgical screws for bone repairs.

Manufacturers of magnetic resonance imaging (MRI) devices rely on our niobium superconducting wire to help produce electromagnetic fields that allow physicians to safely scan the body's soft tissue. In addition, our tungsten heavy alloy materials are used for shielding applications in MRI devices.

Enhancing and Expanding Our Manufacturing Capabilities and Capacity. Demand for our products from the aerospace and defense, oil and gas, chemical process industry, electrical energy, and medical markets increased significantly over the last several years. We have been undertaking a multi-phase program to enhance and expand our capabilities and capacities to produce premium specialty metals aimed at these strategic markets. Over the last seven years we have invested approximately $2.1 billion of internally generated funds to renew and expand our annual titanium sponge production capabilities to approximately 46 million pounds; expand our premium titanium alloy melt and remelt capacity; expand our nickel-based alloy and superalloy melt and remelt capacity; expand our titanium and specialty alloy plate capacity; expand our premium titanium and nickel-based superalloy forging capacity; and double our annual reactor-grade zirconium sponge capacity to 8 million pounds. We believe these investments strengthen and enhance ATI's leadership position in the production of advanced specialty metals.

Business Segments

We operate in the following three business segments, which accounted for the following percentages of total revenues of $4.05 billion, $3.05 billion, and $5.31 billion for the years ended December 31, 2010, 2009, and 2008, respectively:

	2010	2009	2008
High Performance Metals	**33%**	42%	37%
Flat-Rolled Products	**58%**	50%	55%
Engineered Products	**9%**	8%	8%

Information with respect to our business segments is presented below and in Note 13 of the Notes to the Consolidated Financial Statements.

High Performance Metals Segment

Our High Performance Metals segment produces, converts and distributes a wide range of high performance alloys, including nickel- and cobalt-based alloys and superalloys, titanium and titanium-based alloys, exotic metals such as zirconium, hafnium, niobium, nickel-titanium, and their related alloys, and other specialty alloys, primarily in long product forms such as ingot, billet, bar, shapes and rectangles, rod, wire, seamless tube, and castings. We also produce nickel-based alloys and superalloys, titanium alloys, and specialty metal powders, and semi-finished near-net-shape products from these advanced powder alloys. We are integrated from raw materials (sponge) to melt, remelt, and finish processing in our titanium and titanium alloys, and zirconium and hafnium alloys products. The major end markets served by our High Performance Metals segment are aerospace and defense, oil and gas, chemical process industry, electrical energy, and medical. Most of the products in our High Performance Metals segment are sold directly to end-use customers. A significant portion of our High Performance Metals segment products are sold under multi-year agreements. The operating units in this segment are ATI Allvac, ATI Allvac Ltd (U.K.), ATI Wah Chang, and ATI Powder Metals.

Approximately 66% of High Performance Metals segment revenue is derived from the aerospace and defense market. Demand for our products is driven primarily by the commercial aerospace cycle and the growing use of our specialty metals, particularly titanium alloys, in the latest and future generations of airframes and jet engines. Large aircraft and aircraft engines are manufactured by a small number of companies, such as The Boeing Company, Airbus S.A.S. (an EADS company), Bombardier Aerospace (a division of Bombardier Inc.), and Embraer (Empresa Brasileira de Aeronáutica S.A.) for airframes, and GE – Aviation (a division of General Electric Company), Pratt & Whitney (a United Technologies Corp. company), Rolls-Royce plc, Snecma (SAFRAN Group), and various joint ventures for jet engines. These companies and their suppliers form a substantial part of our customer base in this business segment. ATI supplies the aerospace and defense supply chain with nickel- and cobalt-based alloys and superalloys, titanium alloys, vacuum-melted specialty alloys, and advanced powder alloys for commercial and military jet engines, both original engines and spare parts. For commercial and military airframe and structural parts, ATI manufactures titanium alloys, vacuum-melted specialty alloys, and high-strength stainless alloys. The loss of one or more of our customers in the aerospace and defense market could have a material adverse effect on ATI's results of operations and financial condition.

Flat-Rolled Products Segment

Our Flat-Rolled Products segment produces, converts and distributes stainless steel, nickel-based alloys and superalloys, titanium and titanium-based alloys and specialty alloys in a variety of product forms, including plate, sheet, engineered strip, and Precision Rolled Strip® products, as well as grain-oriented electrical steel sheet. The major end markets for our flat-rolled products are oil and gas, chemical process industry, electrical energy, automotive, food equipment and appliances, machine and cutting tools, construction and mining, aerospace and defense, and electronics, communication equipment and computers. The operations in this segment are ATI Allegheny Ludlum, the Chinese joint venture company known as Shanghai STAL Precision Stainless Steel Company Limited (STAL), in which we hold a 60% interest, and our 50% interest in the industrial titanium joint venture known as Uniti LLC. The remaining 40% interest in STAL is owned by the Baosteel Group, a state authorized investment company whose equity securities are publicly traded in the People's Republic of China. The remaining 50% interest in Uniti LLC is held by Verkhnaya Salda Metallurgical Production Association (VSMPO), a Russian producer of titanium, aluminum, and specialty steel products.

Stainless steel, nickel-based alloys and titanium sheet products are used in a wide variety of industrial and consumer applications. In 2010, approximately 50% by volume of our stainless sheet products were sold to independent service centers, which have slitting, cutting or other processing facilities, with the remainder sold directly to end-use customers.

Engineered strip and very thin Precision Rolled Strip products are used by customers to fabricate a variety of products primarily in the automotive, construction, and electronics markets. In 2010, approximately 90% by volume of our engineered strip and Precision Rolled Strip products were sold directly to end-use customers or through our own distribution network, with the remainder sold to independent service centers.

Stainless steel, nickel-based alloy and titanium plate products are primarily used in industrial markets. In 2010, approximately 40% by volume of our plate products were sold to independent service centers, with the remainder sold directly to end-use customers.

Grain-oriented electrical steel is used in power transformers where electrical conductivity and magnetic properties are important. Nearly all of our grain-oriented electrical steel products are sold directly to end-use customers.

Engineered Products Segment

The principal business of our Engineered Products segment includes the production of tungsten powder, tungsten heavy alloys, tungsten carbide materials, and tungsten carbide cutting tools. We are integrated from the raw materials (ammonium paratungstate (APT)) to the manufacture of our tungsten-based products. The segment also produces carbon alloy steel impression die forgings, and large grey and ductile iron castings, and provides precision metals finishing services. The operating units in this segment are ATI Tungsten Materials (formerly ATI Metalworking Products), ATI Portland Forge, ATI Casting Service and ATI Precision Finishing (formerly ATI Rome Metals).

We produce a line of sintered tungsten carbide products that approach diamond hardness for industrial markets including automotive, oil and gas, chemical process industry, machine and cutting tools, aerospace, construction and mining, and other markets requiring tools with extra hardness. Technical developments related to ceramics, coatings and other disciplines are incorporated in these products. We also produce tungsten and tungsten carbide powders.

We forge carbon alloy steels into finished forms that are used primarily in the transportation and construction equipment markets. We also cast grey and ductile iron metals used in the transportation, wind power generation and automotive markets. We have precision metals processing capabilities that enable us to provide process services for most high-value metals from ingots to finished product forms. Such services include grinding, polishing, blasting, cutting, flattening, and ultrasonic testing.

Competition

Markets for our products and services in each of our three business segments are highly competitive. We compete with many producers and distributors who, depending on the product involved, range from large diversified enterprises to smaller companies specializing in particular products. Factors that affect our competitive position are the quality of our products, services and delivery capabilities, our capabilities to produce a wide range of specialty materials in various alloys and product forms, our technological capabilities including our research and development efforts, our marketing strategies, the prices for our products and services, our manufacturing costs, and industry manufacturing capacity.

We face competition from both domestic and foreign companies. Some of our foreign competitors are either directly or indirectly government subsidized. In 1999, the United States imposed antidumping and countervailing duties on dumped and subsidized imports of stainless steel sheet and strip in coils and stainless steel plate in coils from companies in ten foreign countries. These duties are under a periodic review by the U.S. Commerce Department and the U.S. International Trade Commission to determine whether the antidumping and countervailing duty orders will remain in place for another five years. We continue to monitor unfairly traded imports from foreign producers for appropriate action.

Major Competitors

Nickel-based alloys and superalloys and specialty steel alloys

- Carpenter Technology Corporation: A
- Special Metals Corporation, a PCC company: C
- Haynes International, Inc.: B
- ThyssenKrupp VDM GmbH, a company of ThyssenKrupp Stainless (Germany): C

Titanium and titanium-based alloys
- Titanium Metals Corporation: C
- RMI Titanium, an RTI International Metals Company: C
- VSMPO - AVISMA (Russia): A

Exotic alloys
- Cezus, a group member of AREVA (France): A
- HC Stark: A
- Western Zirconium Plant of Westinghouse Electric Company, owned by Toshiba Corporation: A

Stainless steel
- AK Steel Corporation: B
- North American Stainless (NAS), owned by Acerinox S.A. (Spain): B
- ThyssenKrupp Stainless USA: B
- Outokumpu Stainless Plate Products, owned by Outokumpu Oyj (Finland): B
- Imports from
  - Aperam (formerly part of Arcelor Mittal) (France, Belgium and Germany): B
  - Mexinox S.A. de C.V., group member of ThyssenKrupp AG: B
  - ThyssenKrupp AG (Germany): B
  - Ta Chen International Corporation (Taiwan): B
  - Various Chinese producers: B

Tungsten and tungsten carbide products
- Kennametal Inc.: D
- Iscar (Israel): D
- Sandvik AB (Sweden): D
- Seco Tools AB (Sweden), owned by Sandvik A.B.: D

KEY – A = Primarily High Performance Metals segment, B = Primarily Flat-Rolled Products segment, C = Both High Performance Metals and Flat-Rolled Products segments, D = Primarily Engineered Products segment

Raw Materials and Supplies

Substantially all raw materials and supplies required in the manufacture of our products are available from more than one supplier and the sources and availability of raw materials essential to our businesses are currently adequate. The principal raw materials we use in the production of our specialty metals are scrap (including iron-, nickel-, chromium-, titanium-, molybdenum-, and tungsten-bearing scrap), nickel, titanium sponge, zirconium sand and sponge, ferrochromium, ferrosilicon, molybdenum and molybdenum alloys, manganese and manganese alloys, cobalt, niobium, vanadium and other alloying materials.

Purchase prices of certain principal raw materials have been volatile. As a result, our operating results may be subject to significant fluctuation. We use raw materials surcharge and index mechanisms to offset the impact of increased raw material costs; however, competitive factors in the marketplace may limit our ability to institute such mechanisms, and there can be a delay between the increase in the price of raw materials and the realization of the benefit of such mechanisms. For example, in 2010 we used approximately 95 million pounds of nickel; therefore a hypothetical increase of $1.00 per pound in nickel prices would result in increased costs of approximately $95 million. We also used approximately 780 million pounds of ferrous scrap in the production of our flat-rolled products in 2010, so that a hypothetical increase of $0.01 per pound in ferrous scrap prices would result in increased costs of approximately $8 million.

While we are increasing our manufacturing capacity to produce titanium sponge, the major raw material for our titanium products, a portion of our needs, together with certain other raw materials, such as nickel, cobalt, and ferrochromium, are available to us and our specialty metals industry competitors primarily from foreign sources. Some of these foreign sources are located in countries that may be subject to unstable political and economic conditions, which could disrupt supplies or affect the price of these materials.

We purchase our nickel requirements principally from producers in Australia, Canada, Norway, Russia, and the Dominican Republic. Zirconium sponge is purchased from a source in France, while zirconium sand is purchased from both U.S. and Australian sources. Cobalt is purchased primarily from producers in Canada. More than 80% of the world's reserves of ferrochromium are located in South Africa, Zimbabwe, Albania, and Kazakhstan. We also purchase titanium sponge from sources in Kazakhstan and Japan.

Export Sales and Foreign Operations

Direct international sales represented approximately 32% of our total annual sales in 2010, 31% of our total sales in 2009, and 28% of our total sales in 2008. These figures include direct export sales by our U.S.-based operations to customers in foreign countries, which accounted for approximately 23% of our total sales in 2010, 22% of our total sales in 2009, and 21% of our total sales in 2008. Our overseas sales, marketing and distribution efforts are aided by our international marketing and distribution offices, ATI Europe, ATI Europe Distribution, and ATI Asia, or by independent representatives located at various locations throughout the world. We believe that at least 50% of ATI's 2010 sales were driven by global markets when we consider exports of our customers. Direct sales by geographic area in 2010, and as a percentage of total sales, were as follows:

(In millions)		
United States	$ 2,764.0	68%
Europe	729.2	18%
Far East	336.8	8%
Canada	109.0	3%
South America, Middle East and other	108.8	3%
Total sales	$ 4,047.8	100%

ATI Allvac Ltd has manufacturing capabilities for melting, remelting, forging and finishing nickel-based alloys and specialty alloys in the United Kingdom. ATI Tungsten Materials, which has manufacturing capabilities in the United Kingdom and Switzerland, sells high precision threading, milling, boring and drilling components, tungsten carbide burrs, rotary tooling and specialty abrasive wheels and discs for the European market from locations in the United Kingdom, Switzerland, Germany, France, and Italy. Our STAL joint venture in the People's Republic of China produces Precision Rolled Strip products, which enables us to offer these products more effectively to markets in China and other Asian countries. Our Uniti LLC joint venture allows us to offer titanium products to industrial markets more effectively worldwide.

Backlog, Seasonality and Cyclicality

Our backlog of confirmed orders was approximately $1.5 billion at December 31, 2010 and $1.4 billion at December 31, 2009. We expect that approximately 82% of confirmed orders on hand at December 31, 2010 will be filled during the year ending December 31, 2011. Backlog of confirmed orders of our High Performance Metals segment was approximately $0.7 billion at December 31, 2010 and $0.5 billion at December 31, 2009. We expect that approximately 95% of the confirmed orders on hand at December 31, 2010 for this segment will be filled during the year ending December 31, 2011. Backlog of confirmed orders of our Flat-Rolled Products segment was approximately $0.7 billion at December 31, 2010 and $0.9 billion at December 31, 2009. We expect that 67% of the confirmed orders on hand at December 31, 2010 for this segment will be filled during the year ending December 31, 2011.

Generally, our sales and operations are not seasonal. However, demand for our products is cyclical over longer periods because specialty metals customers operate in cyclical industries and are subject to changes in general economic conditions and other factors both external and internal to those industries.

Research, Development and Technical Services

We believe that our research and development capabilities give ATI an advantage in developing new products and manufacturing processes that contribute to the profitable growth potential of our businesses on a long-term basis. We conduct research and development at our various operating locations both for our own account and, on a limited basis, for customers on a contract basis. Research and development expenditures for each of our three segments for the years ended December 31, 2010, 2009, and 2008 included the following:

(In millions)	**2010**	2009	2008
Company-Funded:			
High Performance Metals	**$ 11.9**	$ 14.5	$ 10.6
Flat-Rolled Products	**1.9**	1.8	2.0
Engineered Products	**2.7**	3.0	2.3
	$ 16.5	$ 19.3	$ 14.9
Customer-Funded:			
High Performance Metals	**$ 0.8**	$ 0.3	$ 0.2
Total Research and Development	**$ 17.3**	$ 19.6	$ 15.1

Our research, development and technical service activities are closely interrelated and are directed toward cost reduction and process improvement, process control, quality assurance and control, system development, the development of new manufacturing methods, the improvement of existing manufacturing methods, the improvement of existing products, and the development of new products.

We own hundreds of United States patents, many of which are also filed under the patent laws of other nations. Although these patents, as well as our numerous trademarks, technical information, license agreements, and other intellectual property, have been and are expected to be of value, we believe that the loss of any single such item or technically related group of such items would not materially affect the conduct of our business.

Environmental, Health and Safety Matters

We are subject to various domestic and international environmental laws and regulations that govern the discharge of pollutants, and disposal of wastes, and which may require that we investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations. We could incur substantial cleanup costs, fines, civil or criminal sanctions, third party property damage or personal injury claims as a result of violations or liabilities under these laws or non-compliance with environmental permits required at our facilities. We are currently involved in the investigation and remediation of a number of our current and former sites as well as third party sites.

We consider environmental compliance to be an integral part of our operations. We have a comprehensive environmental management and reporting program that focuses on compliance with all federal, state, regional and local environmental laws and regulations. Each operating company has an environmental management system that includes mechanisms for regularly evaluating environmental compliance and managing changes in business operations while assessing environmental impact.

Our *Corporate Guidelines for Business Conduct and Ethics* address compliance with environmental laws as well as employment and workplace safety laws, and also describe our commitment to equal opportunity and fair treatment of employees. We continued to realize significant progress in safety across ATI's operations during 2010. As a result of our continuing focus on and commitment to safety, in 2010 our OSHA Total Recordable Incident Rate was 2.88 and our Lost Time Case Rate was 0.53, which we believe to be competitive with world class performance.

Employees

We have approximately 9,200 full-time employees. A portion of our workforce is covered by various collective bargaining agreements, principally with the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union ("USW"), including: approximately 2,475 Allegheny Ludlum production, office and maintenance employees covered by collective bargaining agreements that are effective through June 2011, approximately 185 Albany, Oregon (Oremet) employees covered by a collective bargaining agreement that is effective through June 2011, approximately 525 Wah Chang employees covered by a collective bargaining agreement that continues through March 2013, approximately 120 employees at our Casting Service facility in LaPorte, Indiana, covered by a collective bargaining agreement that is effective through December 2011, approximately 125 employees at our Precision Finishing (formerly Rome Metals) facilities in western Pennsylvania, covered by a collective bargaining agreement that is effective through May 2013, and approximately 200 employees at our Portland Forge facility in Portland, Indiana, covered by collective bargaining agreements with three unions that are effective through April 2013.

Available Information

Our Internet website address is http://www.atimetals.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as well as proxy and information statements and other information that we file, are available free of charge through our Internet website as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the United States Securities and Exchange Commission ("SEC"). Our Internet website and the content contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K. You may read and copy materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet website at http://www.sec.gov, which contains reports, proxy and information statements and other information that we file electronically with the SEC.

Executive Management, Including Executive Officers under Federal Securities Laws

The following are members of the Company's executive management, including executive officers under the federal securities laws, as of February 14, 2011:

Name	Age	Title
L. Patrick Hassey*	65	Chairman and Chief Executive Officer and Director
Richard J. Harshman*	54	President and Chief Operating Officer
Jon D. Walton*	68	Executive Vice President, Human Resources, Chief Legal and Compliance Officer and Corporate Secretary
Dale G. Reid*	55	Senior Vice President, Finance and Principal Financial Officer
Hunter R. Dalton*	56	Group President, ATI Long Products and ATI Allvac Business Unit President
Terry L. Dunlap*	51	Group President, ATI Flat-Rolled Products and ATI Allegheny Ludlum Business Unit President
David M. Hogan	64	Group President, ATI Engineered Products
John D. Sims	51	Group President, ATI Primary Metals and Exotic Alloys and ATI Wah Chang Business Unit President
Elliot S. Davis	49	Vice President and General Counsel
Carl R. Moulton	63	Vice President, International
Karl D. Schwartz*	47	Controller and Principal Accounting Officer

* Such individuals are subject to the reporting and other requirements of Section 16 of the Securities Exchange Act of 1934, as amended.

Set forth below are descriptions of the business background for the past five years of the Company's executive officers and management.

L. Patrick Hassey has been Chief Executive Officer since October 1, 2003. Mr. Hassey also served as President to August 2010. He was elected to the Company's Board of Directors in July 2003 and has served as Chairman since May 2004. Prior to this position, he worked as an outside management consultant to Allegheny Technologies' executive management team. Mr. Hassey was Executive Vice President and a member of the corporate executive committee of Alcoa, Inc. at the time of his early retirement in February 2003. He had served as Executive Vice President of Alcoa and Group President of Alcoa Industrial Components from May 2000 to October 2002. Prior to May 2000, he served as Executive Vice President of Alcoa and President of Alcoa Europe, Inc.

Richard J. Harshman has been President and Chief Operating Officer since August 2010. Previously, he served as Executive Vice President, Finance and Chief Financial Officer from October 2003 to August 2010. Mr. Harshman has operating responsibility for the Company's High Performance Metals, Flat-Rolled Products and Engineered Products business segments as well as for the Company's investor relations, strategic sourcing and information technology. Mr. Harshman was Senior Vice President, Finance from December 2001 to October 2003 and Vice President, Finance from December 2000 to December 2001. Previously, he had served in a number of financial management roles for Allegheny Technologies Incorporated and Teledyne, Inc.

Jon D. Walton has served as Executive Vice President, Human Resources, Chief Legal and Compliance Officer and Corporate Secretary since October 2003. He also served as General Counsel until August 2010. Mr. Walton was Senior Vice President, Chief Legal and Administrative Officer, General Counsel and Secretary from July 2001 to October 2003. Previously, he was Senior Vice President, General Counsel and Secretary.

Dale G. Reid became Senior Vice President, Finance and Principal Financial Officer in August 2010. Previously, Mr. Reid served as Vice President, Controller, Chief Accounting Officer and Treasurer since December 2003. Mr. Reid was Vice President, Controller and Chief Accounting Officer from December 2000 through November 2003.

Hunter R. Dalton has served as Group President, ATI Long Products since October 2008, and as ATI Allvac Business Unit President since April 2008. Mr. Dalton previously served as Senior Vice President of Sales and Marketing for ATI Allvac since November 2003.

Terry L. Dunlap has served as Group President, ATI Flat-Rolled Products since October 2008, and as ATI Allegheny Ludlum Business Unit President since November 2002.

David M. Hogan has served as Group President, Engineered Products, since April 1, 2007. Mr. Hogan also served as ATI Tungsten Materials Business Unit President from 1997 to June 2010.

John D. Sims became Group President, ATI Primary Metals and Exotic Alloys in February 2011 and has also served as Business Unit President of ATI Wah Chang since October 2008. Mr. Sims advanced through a variety of positions with technical and operational responsibility since joining the Company in 1996.

Elliot S. Davis became Vice President and General Counsel in August 2010. Previously, he served as Assistant General Counsel since 2008 when he joined the Company. Mr. Davis had previously been a partner of K&L Gates LLP, where he practiced for nearly 20 years in their corporate, mergers and acquisitions and securities group.

Carl R. Moulton has served as Vice President, International since March 2009. Previously, Mr. Moulton was President of Uniti LLC since its formation in 2003.

Karl D. Schwartz has served as Controller and Principal Accounting Officer since August 2010. Previously, he served as Assistant Controller from April 2002, when he joined the Company.

Item 1A. Risk Factors

There are inherent risks and uncertainties associated with our business that could adversely affect our operating performance and financial condition. Set forth below are descriptions of those risks and uncertainties that we currently believe to be material, but the risks and uncertainties described are not the only risks and uncertainties that could affect our business. See the discussion under "Forward-Looking Statements" in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, in this Annual Report on Form 10-K.

Risks Associated With Our Business

Cyclical Demand for Products. The cyclical nature of the industries in which our customers operate causes demand for our products to be cyclical, creating potential uncertainty regarding future profitability. Various changes in general economic conditions may affect the industries in which our customers operate. These changes could include decreases in the rate of consumption or use of our customers' products due to economic downturns. Other factors that may cause fluctuation in our customers' positions are changes in market demand, lower overall pricing due to domestic and international overcapacity, currency fluctuations, lower priced imports and increases in use or decreases in prices of substitute materials. As a result of these factors, our profitability has been and may in the future be subject to significant fluctuation.

Worldwide economic conditions deteriorated significantly in the recent past and could remain weak in the future. These conditions have had, and may continue to have, an adverse effect on demand for our customers' products and, in turn, on demand for our products. If these conditions persist or worsen, our results of operations and financial condition could be materially adversely affected.

Product Pricing. From time-to-time, reduced demand, intense competition and excess manufacturing capacity have resulted in reduced prices, excluding raw material surcharges, for many of our products. These factors have had and may have an adverse impact on our revenues, operating results and financial condition.

Although inflationary trends in recent years have been moderate, during most of the same period certain critical raw material costs, such as nickel, titanium sponge, chromium, and molybdenum and scrap containing iron, nickel, titanium, chromium, and molybdenum have been volatile and at historically high levels. While we have been able to mitigate some of the adverse impact of rising raw material costs through raw material surcharges or indices to customers, rapid increases in raw material costs may adversely affect our results of operations.

We change prices on certain of our products from time-to-time. The ability to implement price increases is dependent on market conditions, economic factors, raw material costs and availability, competitive factors, operating costs and other factors, some of which are beyond our control. The benefits of any price increases may be delayed due to long manufacturing lead times and the terms of existing contracts.

Risks Associated with Commercial Aerospace. A significant portion of the sales of our High Performance Metals segment represents products sold to customers in the commercial aerospace industry. The commercial aerospace industry has historically been cyclical due to factors both external and internal to the airline industry. These factors include general economic conditions, airline profitability, consumer demand for air travel, varying fuel and labor costs, price competition, and international and domestic political conditions such as military conflict and the threat of terrorism. The length and degree of cyclical fluctuation are influenced by these factors and therefore are difficult to predict with certainty. Demand for our products in this segment is subject to these cyclical trends. For example, the average price per pound for our titanium mill products was $11.89 for the period 2002 through 2004, $22.75 in 2005, $33.83 in 2006, $30.14 in 2007, $25.60 in 2008, $20.92 in 2009 and $19.37 in 2010, and the average price per pound for our nickel-based and specialty alloys was $7.19 for the period 2002 through 2004, $11.25 in 2005, $14.35 in 2006, $19.16 in 2007, $18.14 in 2008, $14.43 in 2009 and $14.03 in 2010. A downturn in the commercial aerospace industry has had, and may in the future have, an adverse effect on the prices at which we are able to sell these and other products, and our results of operations, business and financial condition could be materially adversely affected.

Risks Associated with Strategic Capital Projects. From time-to-time, we undertake strategic capital projects in order to enhance, expand and/or upgrade our facilities and operational capabilities. For instance, over the past four years we have undertaken major expansions of our titanium and premium-melt nickel-based alloy, superalloy and specialty alloy production capabilities, and commenced construction of a new advanced specialty metals hot rolling and processing facility. Our ability to achieve the anticipated increased revenues or otherwise realize acceptable returns on these investments or other strategic capital projects that we may undertake is subject to a number of risks, many of which are beyond our control, including a variety of market, operational, permitting, and labor related factors. In addition, the cost to implement any given strategic capital project ultimately may prove to be greater than originally anticipated. If we are not able to achieve the anticipated results from the implementation of any of our strategic capital projects, or if we incur unanticipated implementation costs, our results of operations and financial position may be materially adversely affected.

Dependence on Critical Raw Materials Subject to Price and Availability Fluctuations. We rely to a substantial extent on third parties to supply certain raw materials that are critical to the manufacture of our products. Purchase prices and availability of these critical raw materials are subject to volatility. At any given time we may be unable to obtain an adequate supply of these critical raw materials on a timely basis, on price and other terms acceptable, or at all.

If suppliers increase the price of critical raw materials, we may not have alternative sources of supply. In addition, to the extent that we have quoted prices to customers and accepted customer orders for products prior to purchasing necessary raw materials, or have existing contracts, we may be unable to raise the price of products to cover all or part of the increased cost of the raw materials.

The manufacture of some of our products is a complex process and requires long lead times. As a result, we may experience delays or shortages in the supply of raw materials. If unable to obtain adequate and timely deliveries of required raw materials, we may be unable to timely manufacture sufficient quantities of products. This could cause us to lose sales, incur additional costs, delay new product introductions, or suffer harm to our reputation.

We acquire certain important raw materials that we use to produce specialty materials, including nickel, chromium, cobalt, and titanium sponge, from foreign sources. Some of these sources operate in countries that may be subject to unstable political and economic conditions. These conditions may disrupt supplies or affect the prices of these materials.

Volatility of Raw Material Costs. The prices for many of the raw materials we use have been extremely volatile. Since we value most of our inventory utilizing the last-in, first-out (LIFO) inventory costing methodology, a rapid rise in raw material costs has a negative effect on our operating results. Under the LIFO inventory valuation method, changes in the cost of raw materials and production activities are recognized in cost of sales in the current period even though these material and other costs may have been incurred at significantly different values due to the length of time of our production cycle. For example, in 2009 and 2008, the effect of falling raw material costs on our LIFO inventory valuation method resulted in cost of sales which were $102.8 million and $169.0 million, respectively, lower than have been recognized had we utilized the first-in, first-out (FIFO) methodology to value our inventory. Conversely in 2010, the increase in raw material costs on the LIFO inventory valuation method resulted in cost of sales which was $60.2 million higher than would have been recognized if we utilized the FIFO methodology to value our inventory. In a period of rising raw material prices, cost of sales expense recognized under LIFO is generally higher than the cash costs incurred to acquire the inventory sold. However, in a period of declining raw material prices, cost of sales recognized under LIFO is generally lower than cash costs incurred to acquire the inventory sold.

Availability of Energy Resources. We rely upon third parties for our supply of energy resources consumed in the manufacture of our products. The prices for and availability of electricity, natural gas, oil and other energy resources are subject to volatile market conditions. These market conditions often are affected by political and economic factors beyond our control. Disruptions in the supply of energy resources could temporarily impair the ability to manufacture products for customers. Further, increases in energy costs, or changes in costs relative to energy costs paid by competitors, has and may continue to adversely affect our profitability. To the extent that these uncertainties cause suppliers and customers to be more cost sensitive, increased energy prices may have an adverse effect on our results of operations and financial condition.

Risks Associated with Environmental Matters. We are subject to various domestic and international environmental laws and regulations that govern the discharge of pollutants, and disposal of wastes, and which may require that we investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations. We could incur substantial cleanup costs, fines and civil or criminal sanctions, third party property damage or personal injury claims as a result of violations or liabilities under these laws or non-compliance with environmental permits required at our facilities. We are currently involved in the investigation and remediation of a number of our current and former sites as well as third party sites. We also could be subject to future laws and regulations that govern greenhouse gas emissions and various matters related to climate change, which could increase our operating costs.

With respect to proceedings brought under the federal Superfund laws, or similar state statutes, we have been identified as a potentially responsible party (PRP) at approximately 39 of such sites, excluding those at which we believe we have no future liability. Our involvement is limited or de minimis at approximately 30 of these sites, and the potential loss exposure with respect to any of the remaining 9 individual sites is not considered to be material.

We are a party to various cost-sharing arrangements with other PRPs at the sites. The terms of the cost-sharing arrangements are subject to non-disclosure agreements as confidential information. Nevertheless, the cost-sharing arrangements generally require all PRPs to post financial assurance of the performance of the obligations or to pre-pay into an escrow or trust account their share of anticipated site-related costs. In addition, the Federal government, through various agencies, is a party to several such arrangements.

We believe that we operate our businesses in compliance in all material respects with applicable environmental laws and regulations. However, from time-to-time, we are a party to lawsuits and other proceedings involving alleged violations of, or liabilities arising from environmental laws. When our liability is probable and we can reasonably estimate our costs, we record environmental liabilities in our financial statements. In many cases, we are not able to determine whether we are liable, or if liability is probable, to reasonably estimate the loss or range of loss. Estimates of our liability remain subject to additional uncertainties, including the nature and extent of site contamination, available remediation alternatives, the extent of corrective actions that may be required, and the participation number and financial condition of other PRPs, as well as the extent of their responsibility for the remediation. We intend to adjust our accruals to reflect new information as appropriate. Future adjustments could have a material adverse effect on our results of operations in a given period, but we cannot reliably predict the amounts of such future adjustments. At December 31, 2010, our reserves for environmental matters totaled approximately $16 million. Based on currently available information, we do not believe that there is a reasonable possibility that a loss exceeding the amount already accrued for any of the sites with which we are currently associated (either individually or in the aggregate) will be an amount that would be material to a decision to buy or sell our securities. Future developments, administrative actions or liabilities relating to environmental matters, however, could have a material adverse effect on our financial condition or results of operations.

Risks Associated with Current or Future Litigation and Claims. A number of lawsuits, claims and proceedings have been or may be asserted against us relating to the conduct of our currently and formerly owned businesses, including those pertaining to product liability, patent infringement, commercial, government contracting work, employment, employee benefits, taxes, environmental, health and safety and occupational disease, and stockholder matters. Due to the uncertainties of litigation, we can give no assurance that we will prevail on all claims made against us in the lawsuits that we currently face or that additional claims will not be made against us in the future. While the outcome of litigation cannot be predicted with certainty, and some of these lawsuits, claims or proceedings may be determined adversely to us, we do not believe that the disposition of any such pending matters is likely to have a material adverse effect on our financial condition or liquidity, although the resolution in any reporting period of one or more of these matters could have a material adverse effect on our results of operations for that period. Also, we can give no assurance that any other matters brought in the future will not have a material effect on our financial condition, liquidity or results of operations.

Labor Matters. We have approximately 9,200 full-time employees. A portion of our workforce is covered by various collective bargaining agreements, principally with the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (USW), including: approximately 2,475 Allegheny Ludlum production, office and maintenance employees covered by collective bargaining agreements that are effective through June 2011, approximately 185 Albany, Oregon (Oremet) employees covered by a collective bargaining agreement that is effective through June 2011, approximately 525 Wah Chang employees covered by a collective bargaining agreement that continues through March 2013, approximately 120 employees at our Casting Service facility in LaPorte, Indiana, covered by a collective bargaining agreement that is effective through December 2011, approximately 125 employees at our Precision Finishing (formerly Rome Metals) facilities in western Pennsylvania, covered by a collective bargaining agreement that is effective through May 2013, and approximately 200 employees at our Portland Forge facility in Portland, Indiana, covered by collective bargaining agreements with three unions that are effective through April 2013.

Generally, collective bargaining agreements that expire may be terminated after notice by the union. After termination, the union may authorize a strike. A strike by the employees covered by one or more of the collective bargaining agreements could have a materially adverse affect on our operating results. There can be no assurance that we will succeed in concluding collective bargaining agreements with the unions to replace those that expire.

Export Sales. We believe that export sales will continue to account for a significant percentage of our future revenues. Risks associated with export sales include: political and economic instability, including weak conditions in the world's economies; accounts receivable collection; export controls; changes in legal and regulatory requirements; policy changes affecting the markets for our products; changes in tax laws and tariffs; trade duties; and exchange rate fluctuations (which may affect sales to international customers and the value of profits earned on export sales when converted into dollars). Any of these factors could materially adversely affect our results for the period in which they occur.

Risks Associated with Retirement Benefits. At December 31, 2010, our U.S. qualified defined benefit plan was fully funded, and we are not required to make any contribution to this plan during 2011. However, we may be required to fund the U.S. qualified defined benefit pension plan in the years beyond 2011 depending upon the value of plan investments and obligations in the future and changes in laws or regulations that govern pension plan funding. Depending on the timing and amount, a requirement that we fund our U.S. qualified defined benefit pension plan could have a material adverse effect on our results of operations and financial condition.

Risks Associated with Acquisition and Disposition Strategies. We intend to continue to strategically position our businesses in order to improve our ability to compete. Strategies we employ to accomplish this may include seeking new or expanding existing specialty market niches for our products, expanding our global presence, acquiring businesses complementary to existing strengths and continually evaluating the performance and strategic fit of our existing business units. From time-to-time, management holds discussions with management of other companies to explore acquisition, joint ventures, and other business combination opportunities as well as possible business unit dispositions. As a result, the relative makeup of the businesses comprising our Company is subject to change. Acquisitions, joint ventures, and other business combinations involve various inherent risks, such as: assessing accurately the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition or other transaction candidates; the potential loss of key personnel of an acquired business; our ability to achieve identified financial and operating synergies anticipated to result from an acquisition or other transaction; and unanticipated changes in business and economic conditions affecting an acquisition or other transaction. International acquisitions and other transactions could be affected by export controls, exchange rate fluctuations, domestic and foreign political conditions and a deterioration in domestic and foreign economic conditions.

Internal Controls Over Financial Reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Insurance. We have maintained various forms of insurance, including insurance covering claims related to our properties and risks associated with our operations. Our existing property and liability insurance coverages contain exclusions and limitations on coverage. From time-to-time, in connection with renewals of insurance, we have experienced additional exclusions and limitations on coverage, larger self-insured retentions and deductibles and significantly higher premiums. As a result, in the future our insurance coverage may not cover claims to the extent that it has in the past and the costs that we incur to procure insurance may increase significantly, either of which could have an adverse effect on our results of operations.

Political and Social Turmoil. The war on terrorism and recent political and social turmoil could put pressure on economic conditions in the United States and worldwide. These political, social and economic conditions could make it difficult for us, our suppliers and our customers to forecast accurately and plan future business activities, and could adversely affect the financial condition of our suppliers and customers and affect customer decisions as to the amount and timing of purchases from us. As a result, our business, financial condition and results of operations could be materially adversely affected.

Risks Associated with Government Contracts. Some of our operating companies perform contractual work directly for the U.S. Government. Various claims (whether based on U.S. Government or Company audits and investigations or otherwise) could be asserted against us related to our U.S. Government contract work. Depending on the circumstances and the outcome, such proceedings could result in fines, penalties, compensatory and treble damages or the cancellation or suspension of payments under one or more U.S. Government contracts. Under government regulations, a company, or one or more of its operating divisions or units, can also be suspended or debarred from government contracts based on the results of investigations. Currently, there is no material portion of our business with the U.S. Government which might be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the U.S. Government.

Risks Associated With Our Pending Acquisition of Ladish Co., Inc. (Ladish)

Combining the businesses of ATI and Ladish may be more difficult, costly or time-consuming than expected, which may adversely affect our results and affect adversely the value of our stock following the merger. We have entered into a merger agreement to acquire Ladish because we believe that the acquisition will be beneficial to ATI and its stockholders. The success of the acquisition will depend, in part, on our ability to realize the anticipated benefits from combining the businesses of ATI and Ladish. To realize these anticipated benefits, we must successfully combine the businesses of ATI and Ladish in an efficient and effective manner. If we are not able to achieve these objectives within the anticipated time frame, or at all, the anticipated benefits and cost savings of the merger may not be realized fully, or at all, or may take longer to realize than expected, and the value of our common stock may be affected adversely.

Specifically, issues that must be addressed in integrating the operations of Ladish into our operations in order to realize the anticipated benefits of the merger include, among other things:

- integrating and optimizing the utilization of the properties and equipment of ATI and Ladish;
- integrating the sales and information technology systems of ATI and Ladish; and

- conforming standards, controls, procedures and policies, business cultures and compensation structures between the companies.

Integration efforts will also divert management attention and resources. An inability to realize the full extent of the anticipated benefits of the acquisition, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, level of our expenses and operating results, which may affect adversely the value of our common stock after the completion of the acquisition.

In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized. Actual synergies, if achieved at all, may be lower than what we expect and may take longer to achieve than anticipated. If we are not able to adequately address these challenges, we may be unable to successfully integrate Ladish's operations into ours, or to realize the anticipated benefits of the integration of the two companies.

Any delay in completing the acquisition of Ladish may substantially reduce the benefits that we expect to be obtained from the acquisition. The acquisition of Ladish is subject to a number of other conditions beyond the control of ATI and Ladish that may prevent, delay or otherwise materially adversely affect its completion. We cannot predict whether or when the conditions required to complete the acquisition will be satisfied. Moreover, each of ATI and Ladish may terminate the merger agreement if the acquisition is not consummated by June 30, 2011. Any delay in completing the acquisition may materially adversely affect the synergies and other benefits that we expect to achieve if the acquisition and the integration of the companies' respective businesses are completed within the expected timeframe.

Our stock price and business may be adversely affected if the acquisition of Ladish is not completed. If the acquisition is not completed, we will be required to pay certain costs incurred by us relating to the acquisition, whether or not the acquisition is completed, such as fees and expenses of our advisors, litigation related expenses and printing fees. Also, matters relating to the acquisition may require substantial commitments of time and resources by our management, which could otherwise have been devoted to other opportunities that may have been beneficial to us as an independent company.

In addition, we may experience negative reactions from the financial markets and from our employees, customers, suppliers and other business partners. We are subject to litigation related to the acquisition and could be subject to additional litigation related to any failure to complete the merger, or to enforcement proceedings commenced against us to perform our obligations under the merger agreement. If the acquisition is not completed, we cannot assure you that the risks described above will not materialize and will not materially affect our business, financial results and stock prices.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our principal domestic facilities for our high performance metals include titanium sponge production, melting operations, and production facilities that include processing and finishing operations. Titanium sponge production is located at Rowley, UT and Albany, OR. Domestic melting operations are located in Monroe, NC, Bakers, NC, and Lockport, NY (vacuum induction melting, vacuum arc re-melt, electro-slag re-melt, plasma melting); Richland, WA (electron beam melting); and Albany, OR (vacuum arc re-melt). Production of high performance metals, most of which are in long product form, takes place at our domestic facilities in Monroe, NC, Lockport, NY, Richburg, SC, Albany, OR, and Oakdale, PA. Our production of exotic alloys takes place at facilities located in Albany, OR, Huntsville, AL, and Frackville, PA.

Our principal domestic locations for melting stainless steel and other flat-rolled specialty metals are located in Brackenridge, Midland and Latrobe, PA. Hot rolling of material is performed at our domestic facilities in Brackenridge, Washington and Houston, PA. Finishing of our flat-rolled products takes place at our domestic facilities located in Brackenridge, Bagdad, Vandergrift, Midland and Washington, PA, and in Wallingford and Waterbury, CT, New Castle, IN, New Bedford, MA, and Louisville, OH. We previously announced plans to construct a new advanced specialty metals hot rolling and processing facility for our Flat-Rolled Products business segment at our existing Brackenridge, PA site. This investment, which is expected to be completed by the end of 2013, is designed to produce exceptional quality, thinner, and wider hot-rolled coils at reduced cost with shorter lead times and require lower working capital requirements.

Our principal domestic facilities for the production of our engineered products are located in Nashville, TN, Huntsville, Grant and Gurley, AL, Houston, TX, and Waynesboro, PA (tungsten powder, tungsten carbide materials and carbide cutting tools and threading systems). Other domestic facilities in this segment are located in Portland, IN and Lebanon, KY (carbon alloy steel forgings); LaPorte, IN and Alpena, MI (grey and ductile iron castings), and southwestern Pennsylvania (precision metals finishing services).

Substantially all of our properties are owned, and four of our properties are subject to mortgages or similar encumbrances securing borrowings under certain industrial development authority financings.

We also own or lease facilities in a number of foreign countries, including France, Germany, Switzerland, United Kingdom, and the People's Republic of China. We own and/or lease and operate facilities for melting and re-melting, machining and bar mill operations, laboratories and offices located in Sheffield, England. Through our STAL joint venture, we operate facilities for finishing Precision Rolled Strip products in the Xin-Zhuang Industrial Zone, Shanghai, China.

Our executive offices, located in PPG Place in Pittsburgh, PA, are leased.

Although our facilities vary in terms of age and condition, we believe that they have been well maintained and are in sufficient condition for us to carry on our activities.

Item 3. Legal Proceedings

In a letter dated May 20, 2004, the United States Environmental Protection Agency (EPA) informed a subsidiary of the Company that it alleges that the company and forty other potentially responsible parties (PRPs) are not in compliance with a 2003 Unilateral Administrative Order (UAO) issued to the company and the PRPs for the South El Monte Operable Unit of the San Gabriel Valley (California) Superfund Site, a multi-part area-wide groundwater cleanup. At that time, the EPA indicated that it may take action to enforce the UAO and collect penalties, as well as reimbursement of the EPA's costs associated with the site. Since that time, the PRPs mediated with the EPA to resolve their obligations under the UAO on both technical and legal grounds, and enforcement of the UAO was stayed. On January 13, 2011, EPA and the California Department of Toxic Substance Control (DTSC) filed a lawsuit in the United States District Court for the Central District of California against the subsidiary and the remaining PRPs that have not yet settled with EPA. The complaint asserts a cost recovery claim under CERCLA for EPA's and DTSC's past costs as well as future response costs. Settlement discussions between the Company, EPA, DTSC and other PRPs are ongoing.

In November 2007, the EPA sent a subsidiary of the Company a Notice of Violation (NOV) alleging that the company's Natrona, PA facility is operating in violation of the Clean Air Act. The notice invited the company to meet with the EPA to discuss a resolution of the NOV. In 2010, the EPA and the subsidiary of the Company came to an agreement and a penalty of $1.6 million was paid.

We become involved from time-to-time in various lawsuits, claims and proceedings relating to the conduct of our current and formerly owned businesses, including those pertaining to product liability, patent infringement, commercial, employment, employee benefits, taxes, environmental, health and safety and occupational disease, and stockholder matters. While we cannot predict the outcome of any lawsuit, claim or proceeding, our management believes that the disposition of any pending matters is not likely to have a material adverse effect on our financial condition or liquidity. The resolution in any reporting period of one or more of these matters, including those described above, however, could have a material adverse effect on our results of operations for that period.

Information relating to legal proceedings is included in Note 16. Commitments and Contingencies of the Notes to Consolidated Financial Statements and incorporated herein by reference.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Common Stock Prices

Our common stock is traded on the New York Stock Exchange (symbol ATI). At February 14, 2011, there were 4,907 record holders of Allegheny Technologies Incorporated common stock. We paid a quarterly cash dividend of $0.18 per share of common stock for each quarter of 2009 and 2010. The ranges of high and low sales prices for shares of our common stock for the periods indicated were as follows:

	Quarter Ended			
2010	March 31	June 30	September 30	December 31
High	$ 56.23	$ 58.25	$ 53.41	$ 59.41
Low	$ 39.00	$ 44.01	$ 39.35	$ 45.19

2009	March 31	June 30	September 30	December 31
High	$ 31.83	$ 44.09	$ 36.95	$ 46.31
Low	$ 16.92	$ 21.22	$ 25.80	$ 29.62

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Set forth below is information regarding the Company's stock repurchases during the period covered by this report, including purchases under ATI's publicly announced share repurchase program described below, and also including shares repurchased by ATI from employees to satisfy employee-owed taxes on share-based payments.

ATI's Board of Directors approved a share repurchase program of $500 million on November 1, 2007. Repurchases of Company common stock are made in the open market or in unsolicited or privately negotiated transactions. Share repurchases are funded from internal cash flow and cash on hand. The number of shares purchased, and the timing of the purchases, are based on several factors, including other investment opportunities, the level of cash balances, and general business conditions. As of December 31, 2010, 6,837,000 shares of common stock had been purchased under this program at a cost of $339.5 million. All of these purchases were made in the open market. There were no share repurchases under this program in 2009 or 2010.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
January 1-31, 2010	17,097	$ 41.95	-	$ 160,505,939
February 1-28, 2010	-	-	-	160,505,939
March 1-31, 2010	-	-	-	160,505,939
Quarter ended March 31, 2010	17,097	41.95	-	160,505,939
April 1-30, 2010	-	-	-	160,505,939
May 1-31, 2010	-	-	-	160,505,939
June 1-30, 2010	-	-	-	160,505,939
Quarter ended June 30, 2010	-	-	-	160,505,939
July 1-31, 2010	-	-	-	160,505,939
August 1-31, 2010	-	-	-	160,505,939
September 1-30, 2010	-	-	-	160,505,939
Quarter ended September 30, 2010	-	-	-	160,505,939
October 1-31, 2010	-	-	-	160,505,939
November 1-30, 2010	-	-	-	160,505,939
December 1-31, 2010	2,886	52.78	-	160,505,939
Quarter ended December 31, 2010	2,886	$ 52.78	-	$ 160,505,939

Cumulative Total Stockholder Return

The graph set forth below shows the cumulative total stockholder return (i.e., price change plus reinvestment of dividends) on our common stock from December 31, 2005 through December 31, 2010 as compared to the S&P 500 Index and a Peer Group of companies. We believe the Peer Group of companies, which is defined below, is representative of companies in our industry that serve similar markets during the applicable periods. The total stockholder return for the Peer Group is weighted according to the respective issuer's stock market capitalization at the beginning of each period. The graph assumes that $100 was invested on December 31, 2005.



Comparison of Cumulative Five Year Total Return
$300
$200
$100
$0
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Peer Group

Company / Index	Base Period Dec-05	Dec-06	Dec-07	Dec-08	Dec-09	Dec-10
ATI	100.00	252.90	242.32	72.73	130.43	162.98
S&P 500 Index	100.00	115.79	122.16	76.96	97.33	111.99
Peer Group	100.00	134.46	183.33	78.38	111.84	129.10

Source: Standard & Poor's

Peer Group companies for the cumulative five year total return period ended December 31, 2010 were as follows:

AK Steel Holding Corp.
ALCOA Inc.
Brush Engineered Materials
Carpenter Technology Corp.
Castle (A M) & Co.
Commercial Metals
Gerdau Ameristeel Corp. *
Kennametal Inc.
Ladish Co. Inc.
Nucor Corp.
Precision Castparts Corp.
Reliance Steel & Aluminum Co.
RTI International Metals Inc.
Schnitzer Steel Industries - CL A
Steel Dynamics Inc.
Timken Co.
Titanium Metals Corp.
United States Steel Corp.
Universal Stainless & Alloy Products
Worthington Industries

** included through August 2010*

Item 6. Selected Financial Data

The following table sets forth selected volume, price and financial information for ATI. The financial information has been derived from our audited financial statements included elsewhere in this report for the years ended December 31, 2010, 2009, and 2008. The historical selected financial information may not be indicative of our future performance and should be read in conjunction with the information contained in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, and in Item 8. Financial Statements and Supplementary Data.

For the Years Ended December 31,	**2010**	2009	2008	2007	2006
Volume (000's lbs.):					
High Performance Metals - titanium mill products	**25,457**	23,588	32,530	30,689	27,361
High Performance Metals - nickel-based and specialty alloys	**37,272**	32,562	42,525	44,688	42,873
High Performance - exotic alloys	**4,382**	5,067	5,473	5,169	4,304
Flat Rolled Products:					
High value	**454,874**	367,195	500,375	491,891	502,524
Standard	**642,255**	474,950	584,389	557,016	889,105
Flat-Rolled Products total	**1,097,129**	842,145	1,084,764	1,048,907	1,391,629
Average Prices (per lb.):					
High Performance Metals - titanium mill products	**$ 19.37**	$ 20.92	$ 25.60	$ 30.14	$ 33.83
High Performance Metals - nickel-based and specialty alloys	**14.03**	14.43	18.14	19.16	14.35
High Performance - exotic alloys	**60.68**	57.79	48.53	41.85	40.39
Flat Rolled Products:					
High value	**2.83**	2.49	3.26	3.22	2.50
Standard	**1.62**	1.22	2.13	2.40	1.61
Flat-Rolled Products combined average	**2.12**	1.77	2.65	2.79	1.93

(In millions except per share amounts) For the Years Ended December 31,	**2010**	2009	2008	2007	2006
Sales:					
High Performance Metals	**$ 1,337.5**	$ 1,300.0	$ 1,944.9	$ 2,067.6	$ 1,806.6
Flat-Rolled Products	**2,338.5**	1,516.1	2,909.1	2,951.9	2,697.3
Engineered Products	**371.8**	238.8	455.7	433.0	432.7
Total Sales	**$ 4,047.8**	$ 3,054.9	$ 5,309.7	$ 5,452.5	$ 4,936.6
Operating profit (loss):					
High Performance Metals	**$ 257.8**	$ 234.7	$ 539.0	$ 729.1	$ 657.2
Flat-Rolled Products	**85.9**	71.3	385.0	512.0	356.1
Engineered Products	**12.8**	(23.8)	20.9	32.1	56.7
Total operating profit	**$ 356.5**	$ 282.2	$ 944.9	$ 1,273.2	$ 1,070.0
Income before income taxes	**$ 125.7**	$ 64.9	$ 867.7	$ 1,154.1	$ 880.7
Net income	**78.7**	38.0	573.5	753.9	582.2
Less: Net income attributable to noncontrolling interests	**8.0**	6.3	7.6	6.8	8.1
Net income attributable to ATI	**70.7**	31.7	565.9	747.1	574.1
Basic net income per common share	**0.73**	0.33	5.71	7.35	5.76
Diluted net income per common share	**0.72**	0.32	5.67	7.26	5.61

(In millions except per share amounts and ratios)

As of and for the Years Ended December 31,	**2010**	2009	2008	2007	2006
Dividends declared per common share	**$ 0.72**	$ 0.72	$ 0.72	$ 0.57	$ 0.43
Ratio of earnings to fixed charges	**2.2x**	1.5x	19.4x	25.0x	18.1x
Working capital	**$ 1,324.1**	$ 1,373.0	$ 1,235.5	$ 1,544.7	$ 1,344.8
Total assets	**4,493.6**	4,346.0	4,170.4	4,095.6	3,280.5
Long-term debt	**921.9**	1,037.6	494.6	507.3	529.9
Total debt	**1,063.3**	1,071.1	509.8	528.2	553.6
Cash and cash equivalents	**432.3**	708.8	469.9	623.3	502.6
Total ATI Stockholders' equity	**2,040.8**	2,012.2	1,957.4	2,222.0	1,502.5
Noncontrolling interests	**88.6**	77.4	71.6	57.2	37.9
Total Stockholders' equity	**2,129.4**	2,089.6	2,029.0	2,279.2	1,540.4

In 2009, we completed several proactive liability management actions including the issuance of $350 million of 9.375% 10-year Senior Notes and $402.5 million of 4.25% 5-year Convertible Senior Notes. Proceeds from these transactions were used to retire $183.3 million of our outstanding 8.375% Notes due in 2011 and to fund a voluntary pretax $350 million cash contribution to our domestic pension plan to significantly improve its funded position.

For purposes of determining the ratio of earnings to fixed charges, earnings include pre-tax income plus fixed charges (excluding capitalized interest). Fixed charges consist of interest on all indebtedness (including capitalized interest) plus that portion of operating lease rentals representative of the interest factor (deemed to be one-third of operating lease rentals).

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Certain statements contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations are forward-looking statements. Actual results or performance could differ materially from those encompassed within such forward-looking statements as a result of various factors, including those described below. Net income and net income per share amounts referenced below are attributable to Allegheny Technologies Incorporated.

Overview of 2010 Financial Performance

We view 2010 as a transition year from the global recession of 2009 to the resumption of secular growth trends in our global markets. Net income attributable to ATI for the full year 2010 increased to $70.7 million, or $0.72 per share, compared to $31.7 million, or $0.32 per share, for 2009. Sales in 2010 increased 33% to $4.05 billion compared to $3.05 billion for 2009. Direct international sales for 2010 increased $333.4 million and represented 32% of our total sales. For 2010, the Flat-Rolled Products segment generated 59%, the High Performance Metals generated 34%, and the Engineered Products segment generated 7% of our direct international sales.

Our 2010 results reflect ATI's position as a globally focused, diversified high-value specialty metals company with strong cash flow and liquidity, and a solid balance sheet. The aerospace and defense market and the global infrastructure markets, specifically oil and gas, chemical process industry, and electrical energy, and the medical market have been driving our performance for the last several years. For 2010, 25% of our sales were to the aerospace and defense market, 19% to the oil and gas markets and the chemical process industry, 17% to the electrical energy market, and 6% to the medical market. These major high-value global markets represented 67% of ATI's 2010 sales.

In our High Performance Metals segment, year-over-year sales increased 3% to $1.34 billion, due primarily to improved demand from the commercial aerospace jet engine market, as the supply chain adjusted to increasing aircraft production schedules and the aeroengine aftermarket improved as a result of increased flight activity. In addition, demand from the medical market for implants and imaging equipment increased by 36%. The improvement in these markets was partially offset by lower demand for our materials from the chemical processing and nuclear energy markets. Operating profit for the High Performance Metals segment was $257.8 million, a 10% increase compared to 2009, due primarily to higher shipments for most of our products and the benefits from our gross cost reductions, which were partially offset by lower average base selling prices as a result of a more competitive pricing environment for our nickel-based and specialty alloys and our titanium and titanium alloys. Start-up and idle facility costs of $55.8 million negatively impacted 2010 results. The start-up costs relate mostly to our Rowley, UT premium-titanium sponge facility. The facility is operational and producing sponge, as we work on standardizing the process and improving yields as part of the orderly production ramp up. Idle facility costs relate mostly to our Albany, OR titanium sponge facility, which is positioned to be back in production when warranted by market conditions.

In our Flat-Rolled Products segment, sales increased 54% to $2.34 billion primarily as a result of increased product shipments due to improvement in the global economy and higher raw material surcharges. Total product shipments increased 30% for the full year 2010 with shipments of standard stainless products improving 35% and demand for high-value products improving 24%. Volatile raw material costs and the resulting impact on surcharges affected customer buying behavior during the year as they managed inventory levels and the timing of purchases. Operating profit for the Flat-Rolled Products segment increased to $85.9 million, a 20% increase compared to 2009. The improvement in 2010 operating profit was due primarily to higher shipments and the benefits from our gross cost reduction efforts. Operating results for 2010 were negatively impacted by a $70.7 million LIFO inventory valuation charge as a result of higher raw material costs compared to a LIFO inventory valuation benefit of $60.8 million recognized in 2009.

In our Engineered Products segment, 2010 sales increased 56% to $371.8 million primarily due to increased demand from all the major markets for our products: oil and gas, transportation, construction and mining, and cutting tools. The significant sales increase resulted in an operating profit of $12.8 million for 2010 compared to an operating loss of $23.8 million for 2009. Results for 2009 included idle facility and workforce reduction costs of $5.7 million.

For 2010, total segment operating profit increased 26% to $356.5 million compared to $282.2 million for 2009.

During 2010, we strengthened our positions in key global growth markets, continued to enhance our manufacturing capabilities, reduced costs, and maintained our strong balance sheet. We also realized continued success in implementing the ATI Business System, which is continuing to drive lean manufacturing throughout our operations. Our accomplishments during 2010 from these important efforts included:

- Continued growth in our global market presence as direct international sales increased $333.4 million to represent 32% of total sales. We believe at least 50% of ATI's 2010 sales were driven by global markets when we consider exports by our customers.

- Continued improvement in our positions with key customers in the aerospace, oil and gas, electrical energy, and medical markets as we entered into new long-term agreements for our Mission Critical Metallics®, to reduce their supply uncertainty. In December 2010, our industrial titanium joint venture, Uniti LLC, announced it had been chosen to supply a significant portion of the commercially pure (CP) titanium to be used in the world's largest seawater desalination plant being built in Ras Az Zawr, Saudi Arabia. Uniti expects to supply between 5.5 million and 6.0 million pounds of CP titanium over the course of 2011.

- Continued expansion of our industry leading technology portfolio by making important research and development investments. Our new products are gaining acceptance in the marketplace and we are particularly pleased with the acceptance of ATI 425® alloy, an innovative new titanium alloy, ATI 718 Plus® alloy, our groundbreaking nickel-based superalloy, and our ATI 500 - MIL™ alloy which is the first new armor plate product released to the market in over 40 years. These products are aimed at enabling customers to manufacture near-net-shapes more quickly and at reduced costs. During 2010, we successfully concluded a year-long program to characterize the mechanical properties of ATI 425® alloy for qualification in aerospace applications and made progress in commercializing this alloy for armor and defense applications where light weight, strength and formability are critical. In addition during 2010, we entered into a long-term agreement to supply ATI 718 Plus® alloy for use in legacy, next-generation, and future jet engines.

- We continued to realize significant benefits from our strategic focus on key high value specialty products, including titanium and titanium alloys, nickel-based alloys and specialty alloys, exotic alloys, and grain-oriented electrical steel. In 2010, sales of these key high value products represented 50% of our total sales.

- We continued to build a foundation for profitable growth. We significantly increased strategic capital investments in our businesses to support the expected long-term growth in our markets, especially for titanium and titanium alloys, nickel-based alloys and superalloys, and vacuum melted specialty alloys. During the past seven years, we have invested $2.1 billion, of which $219 million was spent in 2010, to expand our titanium sponge production, and our melting, rolling, finishing, and product capabilities. During this same seven year period, we have generated over $2.3 billion in cash flow from operations which has allowed us to self-fund these important investments. Our recently completed and on-going major strategic capital projects include:

  — The expansion of ATI's aerospace quality titanium sponge production capabilities. Titanium sponge is an important raw material used to produce our titanium mill products. Our greenfield premium-grade titanium sponge (jet engine rotating parts) facility in Rowley, UT, with a total cost of approximately $500 million, has commenced initial production, and production is planned to systematically increase during 2011. When this Utah sponge facility is fully operational, our total annual sponge production capacity, including our Albany, OR standard grade titanium sponge facility, is projected to be approximately 46 million pounds. These secure supply sources are intended to reduce our purchased titanium sponge and purchased titanium scrap requirements. In addition, the Utah facility will have the infrastructure in place to further expand annual capacity by approximately 18 million pounds, bringing the total annual capacity at that facility to 42 million pounds, if needed.

  — The design and construction of a $260 million titanium alloys and nickel-based alloys and superalloys forging facility at our operations in North Carolina. This new facility, which was constructed in phases through 2009, includes a new 10,000 ton press forge and a new 700mm radial forge, both of which we believe are the largest of their kind in the world for producing these types of alloys. The facility also includes billet conditioning and finishing equipment. The conditioning, finishing and inspection assets commenced operations in the 2008 third quarter and the forging equipment commenced operations in the third quarter of 2009.

— The design and construction of a new advanced specialty metals hot rolling and processing facility at our existing Brackenridge, PA site. The project is estimated to cost approximately $1.1 billion and be completed by the end of 2013. The primary vendors have been selected, and equipment orders placed, with engineering and site preparation for the facility progressing. Our new advanced hot-rolling and processing facility is designed to be the most powerful mill in the world for production of specialty metals. It is designed to produce exceptional quality, thinner, and wider hot-rolled coils at reduced cost with shorter lead times, and require lower working capital requirements. When completed, we believe ATI's new advanced specialty metals hot rolling and processing facility will provide unsurpassed manufacturing capability and versatility in the production of a wide range of flat-rolled specialty metals. We expect improved productivity, lower costs, and higher quality for our diversified product mix of flat-rolled specialty metals, including nickel-based and specialty alloys, titanium and titanium alloys, zirconium alloys, Precision Rolled Strip® products, and stainless sheet and coiled plate products. It is designed to roll and process exceptional quality hot bands of up to 78.62 inches, or 2 meters, wide.

— In connection with the new advanced specialty metals hot rolling and processing facility, in 2010 we completed the consolidation of our Natrona, PA grain-oriented electrical steel melt shop into ATI's Brackenridge, PA melt shop. This consolidation is expected to improve the overall productivity of ATI's flat-rolled grain-oriented electrical steel and other stainless and specialty alloys, and reduce the cost of producing slabs and ingots. The investment should also result in significant reduction of particulate emissions.

— We increased our capacity to produce zirconium products through capital expansions of zirconium sponge production and VAR melting. This new zirconium sponge and melting capacity better positions ATI for the current and expected growth in demand from the nuclear energy and chemical process industry markets. We believe ATI is now the world's largest producer of critical reactor grade zirconium sponge for the nuclear energy market.

— Our Chinese joint venture company known as Shanghai STAL Precision Stainless Steel Company Limited ("STAL"), in which ATI has a 60% interest, completed in 2009 an expansion of its Precision Rolled Strip® operations in Shanghai, China which nearly triples STAL's precision rolling and slitting capacity. This expansion better positions STAL to benefit from China's electronics and telecommunications manufacturing market for cell phones and smartphones, as well as China's rapidly growing automotive parts manufacturing market. We believe STAL is the largest producer of these thin strip products in China and that our new facility gives us a significant competitive advantage in this growing market.

— In October 2009, we acquired the assets of Crucible Compaction Metals and Crucible Research, a western Pennsylvania producer of advanced powder metal products, for approximately $39 million. The acquired assets, which have been named ATI Powder Metals, expand our specialty metals product portfolio. Powder metals are used in the production of complex alloy chemistries, typically when conventional processes cannot be used. Powder metals represent a growth opportunity for ATI as more powder metals are used in the aerospace industry for the latest generation of jet engines and for the production of near-net-shape parts. Additional markets for these powder metals products include oil and gas, electrical energy, and medical.

— In 2010, we expanded our capabilities to serve the oil and gas and aero engine markets with the construction of a $16 million precision machining center at ATI's Sheffield, U.K. operation which enables us to provide our customers with near-net-shape products.

We currently plan to spend $300 million to $350 million for capital expenditures in 2011 and we expect capital spending to remain in this range for each of the next few years as we complete our strategic projects.

- We continued to expand our growth opportunities with the announcement in November 2010 of an agreement to acquire Ladish Co., Inc. for an aggregate fully distributed equity value of approximately $778 million ($24.00 per share in cash, or $389 million, and 0.4556 of a share of ATI common stock for each share of Ladish common stock). The acquisition of Ladish, which we expect will close in the spring of 2011, will enable us to combine their technologically advanced forging, investment casting, and machining capabilities with our unique industry-leading product portfolio to create a more integrated, stable and sustainable supply chain for aerospace, defense and industrial markets.

- We realized significant cash generation in 2010 of which we invested $319 million in managed working capital to meet the needs of the improving business activity, invested $219 million in strategic capital expenditures, and returned $71 million to stockholders in cash dividends. Cash on hand at the end of 2010 was $432.3 million, a decrease of $276.5 million from year-end 2009.

- We continued to maintain our strong balance sheet. At the end of 2010, our U.S. defined benefit pension plan was fully funded and our percentages of net debt to total capitalization and total debt to total capital were 23.6% and 34.3%, respectively. In January 2011, we sold $500 million in aggregate principal amount of 5.95% Senior Notes due 2021 and realized net proceeds of $496 million. We intend to use these proceeds to finance the cash portion of the merger consideration in the pending acquisition of Ladish Co., Inc. with the remainder to be used for general corporate purposes.

- We continued to focus on safety across ATI's operations. In 2010, through the efforts of our employees, ATI Allegheny Ludlum achieved an impressive milestone: one year since the last lost time injury was sustained. Across our company, the OSHA Total Recordable Incident Rate was 2.88% and our Lost Time Case Rate was 0.53 per 200,000 hours worked.

- We realized continued success from the ATI Business System, which continues to drive lean manufacturing throughout our operations. In addition to the safety performance discussed above, we realized $135 million in gross cost reductions in 2010, which exceeded our goal of $100 million. We have targeted additional gross cost reductions of at least $100 million in 2011.

As we begin 2011, our key global markets are showing signs of strong growth. Our outlook for commercial aerospace remains bullish. We expect to benefit from increased production schedules for legacy aircraft and increased demand for aftermarket jet engine spare parts. In addition, both Boeing and Airbus have reported that they are considering further single-aisle aircraft production increases beyond 2012. Demand for our products generally leads a change to a production build schedule by approximately 6 to 12 months.

We expect the global oil and gas and chemical process industries to remain strong due to increased demand from offshore oil and gas projects, large sour gas pipelines, desalination projects, and increasing orders for chemical processing projects from several areas of the world.

In the electrical energy market, we expect demand for our grain-oriented electrical steel for power distribution to remain essentially flat. We also expect demand from the nuclear electrical energy market to remain flat in 2011, although growth opportunities exist for new nuclear plants under construction over the next several years. The medical market reached a record of nearly 6% of sales in 2010. We expect strong demand to continue in 2011. We also expect to benefit from our ongoing market and product development activities aimed at introducing innovative new ATI alloys and extending our reach into our key global markets with product forms that are new to ATI. We intend to use these improving market conditions to continue to positively differentiate ATI as a uniquely positioned, diversified, technology-driven global specialty metals producer.

Results of Operations

Sales were $4.05 billion in 2010, $3.05 billion in 2009 and $5.31 billion in 2008. Direct international sales represented approximately 32% of 2010 sales, 31% of 2009 sales and 28% of 2008 sales.

Segment operating profit was $356.5 million in 2010, $282.2 million in 2009, and $944.9 million in 2008. Our measure of segment operating profit, which we use to analyze the performance and results of our business segments, excludes income taxes, corporate expenses, net interest expense, retirement benefit expense, other costs net of gains on asset sales and restructuring costs, if any. We believe segment operating profit, as defined, provides an appropriate measure of controllable operating results at the business segment level.

Income before tax was $125.7 million in 2010, $64.9 million in 2009, and $867.7 million in 2008. Results in 2009 included after-tax charges of $17.0 million, or $0.17 per share, related to second quarter 2009 actions to retire debt and the tax consequences of our $350 million voluntary pension contribution.

Net income attributable to ATI was $70.7 million for 2010, $31.7 million for 2009, and $565.9 million for 2008.

We operate in three business segments: High Performance Metals, Flat-Rolled Products and Engineered Products. These segments represented the following percentages of our total revenues and segment operating profit for the years indicated:

	2010		2009		2008	
	Revenue	Operating Profit	Revenue	Operating Profit (Loss)	Revenue	Operating Profit
High Performance Metals	33%	72%	43%	83%	37%	58%
Flat-Rolled Products	58%	24%	49%	25%	55%	40%
Engineered Products	9%	4%	8%	(8%)	8%	2%

Information with respect to our business segments is presented below and in Note 13 of the Notes to Consolidated Financial Statements.

High Performance Metals

(In millions)	2010	% Change	2009	% Change	2008
Sales to external customers	$ 1,337.5	3%	$ 1,300.0	(33%)	$ 1,944.9
Operating profit	257.8	10%	234.7	(56%)	539.0
Operating profit as a percentage of sales	19.3%		18.1%		27.7%
Direct international sales as a percentage of sales	32.8%		32.8%		30.0%

Our High Performance Metals segment produces, converts and distributes a wide range of high performance alloys, including titanium and titanium-based alloys, nickel- and cobalt-based alloys and superalloys, exotic alloys such as zirconium, hafnium, niobium, nickel-titanium, and their related alloys, and other specialty metals, primarily in long product forms such as ingot, billet, bar, rod, wire, shapes and rectangles, seamless tube and castings. These products are designed for the high performance requirements of such major end markets as aerospace and defense, electrical energy, oil and gas, chemical process industry, and medical. The operating units in this segment are ATI Allvac, ATI Allvac Ltd (U.K.), ATI Wah Chang and ATI Powder Metals.

2010 Compared to 2009

Sales for the High Performance Metals segment for 2010 increased 3% to $1.34 billion, due primarily to improved demand from the commercial aerospace jet engine market, as the supply chain adjusted to increasing aircraft production schedules and the aeroengine aftermarket improved as a result of increased flight activity. In addition, demand from the medical market for implants and imaging equipment increased by 36%. The improvement in these markets was partially offset by lower demand for our materials from the chemical processing and nuclear energy markets. Shipment volumes increased for titanium mill products and nickel-based and specialty alloys, while average base selling prices for these products were lower as a result of a more competitive pricing environment. Direct international sales as percentage of total segment sales were 32.8% for both periods. Comparative information on the segment's products for the years ended December 31, 2010 and 2009 was:

For the Years Ended December 31,	2010	2009	% Change
Volume (000's pounds):			
Titanium mill products	25,457	23,588	8%
Nickel-based and specialty alloys	37,272	32,562	14%
Exotic alloys	4,382	5,067	(14%)
Average prices (per pound):			
Titanium mill products	$ 19.37	$ 20.92	(7%)
Nickel-based and specialty alloys	$ 14.03	$ 14.43	(3%)
Exotic alloys	$ 60.68	$ 57.79	5%

Aerospace represents a significant market for our High Performance Metals segment, especially for premium quality specialty metals used in the manufacture of jet engines for the original equipment and spare parts markets. In 2010, the aerospace market represented 58% of the revenues of the segment with products for jet engines representing the majority of the sales. In addition, we have become a larger supplier of specialty metals used in airframe construction. In 2010, sales of our material into the airframe market represented approximately 36% of our aerospace market sales. During 2010, we successfully concluded a year-long program to characterize the mechanical properties of ATI 425® alloy, a new patented cold-rollable titanium alloy, for aerospace applications qualification. In addition during 2010, we entered into a long-term agreement to supply ATI 718 Plus® alloy, a new patented nickel-based superalloy, for use in legacy, next-generation, and future jet engines.

Over the past several years, we have entered into long-term agreements with our customers for Mission Critical Metallics® to reduce their supply uncertainty. In September 2009, we signed a ten-year sourcing agreement with Rolls-Royce plc for the supply of nickel-based superalloy disc-quality products for commercial jet engine applications with potential revenue estimated to be between $750 million and $1 billion. In January 2007, we announced a long-term sourcing agreement with GE Aviation for the supply of premium titanium alloys, nickel-based superalloys, and vacuum-melted specialty alloys products for commercial and military jet engine applications. Historical and anticipated revenues under this agreement plus ATI Allvac's direct sales to GE Aviation for the period 2007 through 2011 could exceed $2 billion. In addition, in October 2006 we announced a long-term agreement with The Boeing Company to supply titanium alloys products for Boeing's aircraft airframes and structural components, including Boeing's 787 Dreamliner. Total revenues under this contract may be as much as $2.5 billion for the years 2007 through 2015. This long-term agreement includes both long-product forms which are manufactured within the High Performance Metals segment, and a significant amount of plate products which are manufactured utilizing assets of both the High Performance Metals and Flat-Rolled Products segments. Revenues and profits associated with these titanium mill products covered by the long-term agreement are included primarily in the results for the High Performance Metals segment.

The commercial aerospace market's use of titanium alloys is expected to increase significantly as new aircraft airframe designs use a larger percentage of titanium alloys. For example, the new Boeing 787 Dreamliner airframe (excluding engines) is expected to use significantly more titanium and titanium alloys than any previous commercial aircraft airframe. New aircraft designs from Airbus, the A380 and A350-XWB, and from defense contractors are also expected to utilize a greater percentage of titanium alloys. Given the significant current backlogs of Boeing and Airbus, as well as the engine manufacturers, this increasing demand for titanium alloys mill products is expected to last for at least the next five years. However, The Boeing Company has experienced production difficulties with the construction of the new Boeing 787, which have delayed the planned first delivery of this new aircraft. Boeing has announced an expected first delivery date of the 787 as the third calendar quarter of 2011, a delay of approximately 3 plus years. These production difficulties, along with decreased demand in the aeroengine aftermarket due to weakness in the global economy in the late 2008 and through 2009, resulted in excess availability of materials in the aerospace supply chain. This excess availability of material had an adverse effect on the demand and selling prices for certain of the materials we produce, especially titanium alloys and nickel-based superalloys. This supply condition also resulted in the temporarily idling our Albany, OR titanium sponge facility at the end of July 2009 to adjust our titanium production and inventory levels to market demand. During 2010, aerospace market conditions began to improve as Boeing and Airbus began to ramp up production of legacy single aisle aircraft, such as the 737 and A320, to meet the demand of increasing backlogs for these aircraft. Both Boeing and Airbus have announced future production increases over the next several years for legacy and next generation aircraft which is expected to positively benefit the demand for titanium alloys and nickel-based superalloys for both jet engine and airframe applications. Due to manufacturing cycle times, demand for our specialty metals leads the deliveries of new aircraft by between 6 to 12 months. In addition, as our specialty metals are used in rotating components of jet engines, demand for our products for spare parts is impacted by aircraft flight activity and engine refurbishment requirements of U.S. and foreign aviation regulatory authorities. As the number of aircraft in service increases, the need for our materials associated with engine refurbishment is expected to increase.


Airline Miles - Revenue Passenger
(Worldwide, per year in billions)
3,000
2,500
2,000
1,500
1,000
500
0
70 75 80 85 90 95 00 05 10
Source: International Civil Aviation Organization
Airline Miles - Freight
(Worldwide, per year in billions)
125
100
75
50
25
0
70 75 80 85 90 95 00 05 10
Source: International Civil Aviation Organization

Airline Miles - Revenue Passenger

(Worldwide, per year, in billions)

70	75	80	85	90	95	00	05	10
286	433	676	849	1176	1396	1887	2311	2734

Source: International Civil Aviation Organization

Airline Miles - Freight

(Worldwide, tons per year, in billions)

70	75	80	85	90	95	00	05	10
8	13	20	27	40	57	81	98	108

Source: International Civil Aviation Organization



Commercial Aircraft Engines in Service
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015

Commercial Aircraft Engines in Service

(Worldwide, per year)

2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
37,318	38,913	39,974	41,069	42,297	43,684	44,611	45,858	47,083	48,225	49,503	50,714	52,240	53,828	55,400	57,924

Source: Airline Monitor



New Commercial Aircraft Engine Builds
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015

New Commercial Aircraft Engine Builds

(Worldwide, per year)

2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
2,312	2,460	2,024	1,900	1,918	1,910	2,088	2,192	2,232	2,372	2,356	2,516	2,842	3,040	3,220	3,300

Source: Airline Monitor


Commercial & Military Jet Aircraft Build Rate & Forecast
(Worldwide, per year)
Forecast
Boeing Deliveries
Airbus Deliveries
Regional Jet Deliveries
Military A/C Deliveries
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
-
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Commercial & Military Jet Aircraft Build Rate and Forecast
(Worldwide, per year)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Boeing deliveries	491	527	381	281	285	290	398	441	375	481	462	500	620	670	705	670
Airbus deliveries	311	325	303	305	320	378	434	453	483	498	510	548	601	605	605	610
Regional Jet del.	293	325	300	315	312	260	185	183	225	183	135	172	149	185	240	320
Military A/C del.	130	115	128	160	243	243	241	226	231	211	275	287	244	233	244	278
Total deliveries	1,225	1,292	1,112	1,061	1,160	1,171	1,258	1,303	1,314	1,373	1,382	1,507	1,614	1,693	1,794	1,878

Airline revenue passenger miles and freight miles increased 8% and 19%, respectively, in 2010 compared to 2009, recovering from decreases of 4.1% and 13.0%, respectively, in 2009 and exceeding previous peaks in 2008. Since 2004, airline revenue passenger miles and freight miles have compound annual growth rates of 4.2% and 2.1%, respectively, according to the International Civil Aviation Organization (ICAO) data. Based on January 2011 forecasts, the ICAO expects growth of at least 5% annually, for several years, based on the demand for passenger and freight travel from developing economies, especially in Asia and the Middle East, and expected continuing economic growth in the rest of the world. New commercial and military jet aircraft deliveries have increased 3.4% annually since 2005. Independent forecasts from both Airline Monitor and Forecast International project over 6% compound growth of commercial and military jet aircraft deliveries for the next 5 years.

High Performance Metals segment operating profit for 2010 increased 10% to $257.8 million compared to 2009 primarily due to higher shipments of titanium and nickel-based and specialty steel alloys, which were partially offset by lower average selling prices for most of our products, lower exotic alloys shipment volume, and $55.8 million for idle facility and start-up costs, mainly involving the primary titanium sponge operations. In addition, operating profit over the past several years has been affected by volatile raw material costs. Titanium and titanium scrap prices decreased slightly in 2010, following significant declines in 2009 and 2008. These and other raw material costs are largely recovered in product selling prices through raw material indices which attempt to match purchased material costs with shipments. However, in an environment of rapidly declining or increasing costs, these raw material indices included in product selling prices may not completely match related raw material costs due to the long manufacturing times for some of our products. Results for 2010 included a LIFO inventory valuation reserve benefit of $16.3 million. The rapid decrease in raw material costs in late 2008 had a significant negative effect on 2009 operating profit as shipments produced with raw material purchased earlier in the year at higher costs were sold based upon raw material indices which reflected lower raw material prices. These negative impacts on operating profit in 2009 were offset by LIFO inventory valuation reserve benefits of $33.0 million.

We continued to aggressively reduce costs in 2010. Gross cost reductions, before the effects of inflation, totaled approximately $68 million. Major areas of gross cost reductions included $28 million from procurement savings, $34 million from operating efficiencies, and $6 million from reductions in compensation and benefit expenses.

2009 Compared to 2008

Sales for the High Performance Metals segment for 2009 decreased 33% to $1.30 billion, due primarily to reduced demand from the aerospace market, as the supply chain adjusted to aircraft production delays, and decreased demand from the aeroengine aftermarket and the chemical processing market as a result of the weak global economy. The declines in these markets were partially offset by increased demand for our materials from the defense and nuclear energy markets. Direct international sales as percentage of total segment sales increased to 32.8% primarily due to sales of exotic alloys. Comparative information on the segment's products for the years ended December 31, 2009 and 2008 was:

For the Years Ended December 31,	2009	2008	% Change
Volume (000's pounds):			
Titanium mill products	23,588	32,530	(27%)
Nickel-based and specialty alloys	32,562	42,525	(23%)
Exotic alloys	5,067	5,473	(7%)
Average prices (per pound):			
Titanium mill products	$ 20.92	$ 25.60	(18%)
Nickel-based and specialty alloys	$ 14.43	$ 18.14	(20%)
Exotic alloys	$ 57.79	$ 48.53	19%

High Performance Metals segment operating profit for 2009 decreased 56% to $234.7 million compared to 2008 primarily due to lower shipments, lower average selling prices for most of our products, and $31.2 million for idle facility, workforce reduction, and start-up costs. Improved margins on our exotic alloys, and benefits from our gross cost reduction efforts partially offset the profitability decline. In addition, operating profit over the past several years has been affected by volatile raw material costs. Titanium and titanium scrap prices decreased significantly in 2009 and 2008. The rapid decrease in raw material costs in late 2008 had a significant negative effect on operating profit as shipments produced with raw material purchased earlier in the year at higher costs were sold based upon raw material indices which reflected lower raw material prices. These negative impacts on operating profit were offset by LIFO inventory valuation reserve benefits of $33.0 million in 2009 and $70.6 million in 2008.

We continued to aggressively reduce costs in 2009. Gross cost reductions, before the effects of inflation, totaled approximately $81 million. Major areas of gross cost reductions included $33 million from procurement savings, $30 million from operating efficiencies, $11 million from other fixed cost savings, and $7 million from reductions in compensation and benefit expenses. Cost reductions include savings from reducing the size of the workforce by approximately 17%.

Flat-Rolled Products

(In millions)	2010	% Change	2009	% Change	2008
Sales to external customers	$ 2,338.5	54%	$ 1,516.1	(48%)	$ 2,909.1
Operating profit	85.9	20%	71.3	(81%)	377.4
Operating profit as a percentage of sales	3.7%		4.7%		13.0%
Direct international sales as a percentage of sales	32.4%		30.0%		26.8%

Our Flat-Rolled Products segment produces, converts and distributes stainless steel, nickel-based alloys, specialty alloys, and titanium and titanium-based alloys, in a variety of product forms including plate, sheet, engineered strip, and Precision Rolled Strip products, as well as grain-oriented electrical steel sheet. The major end markets for our flat-rolled products are electrical energy, oil and gas, chemical processing, automotive, food processing equipment and appliances, construction and mining, electronics, communication equipment and computers, and aerospace and defense. The operations in this segment are ATI Allegheny Ludlum, our 60% interest in the Chinese joint venture company known as Shanghai STAL Precision Stainless Steel Company Limited (STAL), and our 50% interest in the industrial titanium joint venture known as Uniti LLC. The remaining 40% interest in STAL is owned by the Baosteel Group, a state authorized investment company whose equity securities are publicly traded in the People's Republic of China. The financial results of STAL are consolidated into the segment's operating results with the 40% interest of our minority partner recognized in the consolidated statement of income as net income attributable to noncontrolling interests. The remaining 50% interest in Uniti LLC is held by VSMPO, a Russian producer of titanium, aluminum, and specialty steel products. We account for the results of the Uniti joint venture using the equity method since we do not have a controlling interest.

2010 Compared to 2009

Sales for the Flat-Rolled Products segment for 2010 were $2.34 billion, or 54% higher than 2009, due primarily to increased shipments, higher raw material surcharges, and improved base-selling prices for stainless products. Total product shipments increased 30% for 2010, as demand for high value and standard stainless products improved, and direct international sales continued to increase. Comparative information on the segment's products for the years ended December 31, 2010 and 2009 was:

For the Years Ended December 31,	2010	2009	% Change
Volume (000's pounds):			
High value	454,874	367,195	24%
Standard	642,255	474,950	35%
Total Flat-Rolled Products	1,097,129	842,145	30%
Average prices (per pound):			
High value	$ 2.83	$ 2.49	14%
Standard	$ 1.62	$ 1.22	33%
Total Flat-Rolled Products	$ 2.12	$ 1.77	20%

The average transaction prices to customers, which include the effect of raw material surcharges, increased by 20% in 2010, to $2.12 per pound. Direct international sales as a percentage of total segment sales increased to 32.4% in 2010, surpassing the previous historic high of 30% in 2009. Sales of standard products, primarily stainless steel cold roll sheet, represented the largest growth area of international sales.

Our Flat-Rolled Products segment high-value product shipments, which include engineered strip, Precision Rolled Strip, super stainless steel, nickel-based alloys, specialty alloys, titanium, and grain-oriented electrical steel products, increased 24% in 2010 while average transaction prices for these high-value products increased 14%. Demand for our engineered strip and Precision Rolled Strip improved throughout 2010 as most markets continued to improve. Demand for our titanium products from the chemical process industry and oil and gas markets rebounded from low 2009 levels, and shipments of titanium and ATI- produced UNITI titanium products increased 21% to approximately 12.5 million pounds in 2010. Shipments of our grain-oriented electrical steel products, while negatively impacted by the downturn in residential and commercial construction, benefited from our long-term supply agreements with key customers.

Shipments of our standard products, which primarily include stainless steel hot roll and cold roll sheet, and stainless steel plate, increased 35% while average transaction prices for these products increased by 33%. In 2010, consumption in the U.S. of stainless steel strip, sheet and plate products increased by 30%, compared to 2009 consumption, according to the Specialty Steel Institute of North America (SSINA), using annualized November 2010 information. The 2010 annual consumption of 1.25 million tons, although a return to 2008 levels, still reflects below average demand compared to historical periods.


Apparent Domestic Consumption - Stainless Sheet and Strip
Millions of Tons
2.00
1.75
1.50
1.25
1.00
0.75
0.50
0.25
1.90
1.88
1.55
1.58
1.57
1.81
1.62
1.84
1.52
1.25
0.96
1.25
99
00
01
02
03
04
05
06
07
08
09
10*

Source: SSINA

US ADC of Stainless Sheet and Strip (hot rolled and cold rolled)

	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010*
Millions of Tons	1.90	1.88	1.55	1.58	1.57	1.81	1.62	1.84	1.52	1.25	0.96	1.25

** 2010 represents Nov YTD annualized*

The majority of our flat-rolled products are sold at prices that include surcharges for raw materials, including purchased scrap, that are required to manufacture our products. These raw materials include nickel, iron, chromium, and molybdenum. Nickel, which comprises a significant percentage of our material costs, and where price is influenced by commodity exchange trading, continued to be volatile during 2010. The cost of nickel increased 53% during the first four months of 2010 to an average monthly cost of $11.81 per pound in April 2010, only to decline 25% over the next three months to an average monthly cost of $8.86 in July 2010. During the next last five months of 2010, the cost of nickel increased 23% to a December 2010 average of $10.94 per pound. Our other major raw materials were also volatile during 2010 with chromium increasing almost 50%, and iron and molybdenum each increasing over 40%. Volatility in raw material surcharges affects customer purchasing trends.


Nickel Prices
($/lb)
$25
$20
$15
$10
$5
$0
00 01 02 03 04 05 06 07 08 09 10
Source: London Metals Exchange


Iron Scrap Prices
($/gross ton)
$600
$500
$400
$300
$200
$100
$0
00 01 02 03 04 05 06 07 08 09 10

00	01	02	03	04	05	06	07	08	09	10
3.32	2.69	3.26	6.43	6.25	6.09	15.68	11.79	4.39	7.74	10.94

00	01	02	03	04	05	06	07	08	09	10
85	74	105	173	233	255	229	297	221	275	395

Source: London Metals Exchange


Chromium Prices
($/lb)
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
00 01 02 03 04 05 06 07 08 09 10
Source: Platts Metals Week

00	01	02	03	04	05	06	07	08	09	10
0.41	0.29	0.35	0.54	0.69	0.54	0.66	1.71	1.03	0.89	1.33

Source: Platts Metals Week


Molybdenum Oxide Prices
($/lb)
$40
$35
$30
$25
$20
$15
$10
$5
$0
00 01 02 03 04 05 06 07 08 09 10
Source: Platts Metals Week

00	01	02	03	04	05	06	07	08	09	10
2.23	2.36	3.26	7.26	31.24	26.58	24.78	32.38	9.60	11.38	16.19

Source: Platts Metals Week

Operating income was $85.9 million, a 20% increase compared to 2009. The improvement in 2010 operating profit was due primarily to increased shipments, higher average base selling prices for most of our products, $14.3 million lower idle facility costs, and the benefits from our gross cost reduction efforts. These results were partially offset by a LIFO inventory valuation reserve charge of $70.7 million in 2010, due to the significant increases in raw material costs. In 2009, Flat-Rolled Products segment results included a LIFO inventory valuation reserve benefit of $60.8 million.

We continued to aggressively reduce costs and streamline our flat-rolled products operations. In 2010, we achieved gross cost reductions, before the effects of inflation, of approximately $47 million in our Flat-Rolled Products segment. Major areas of gross cost reductions included $40 million from procurement savings and operating efficiencies and $7 million from reductions in compensation and benefit expenses. Our melt shop consolidation project, involving the melting of grain oriented electrical steel in our Brackenridge, PA stainless steel melt shop and the closure of the Natrona, PA melt shop is expected to result in considerable cost savings beginning in 2011.

2009 Compared to 2008

Sales for the Flat-Rolled Products segment for 2009 were $1.52 billion, or 48% lower than 2008, due primarily to lower raw material surcharges and lower product shipments as a result of the global economic recession. Total product shipments decreased 22% for the full year 2009, as demand for high value and standard stainless products remained at depressed levels. However, shipments of standard stainless products, after reaching a low in the fourth quarter of 2008, increased sequentially during 2009 as service center and other customers started to replenish inventory positions. Comparative information on the segment's products for the years ended December 31, 2009 and 2008 was:

For the Years Ended December 31,	2009	2008	% Change
Volume (000's pounds):			
High value	367,195	500,375	(27%)
Standard	474,950	584,389	(19%)
Total Flat-Rolled Products	842,145	1,084,764	(22%)
Average prices (per pound):			
High value	$ 2.49	$ 3.26	(24%)
Standard	$ 1.22	$ 2.13	(43%)
Total Flat-Rolled Products	$ 1.77	$ 2.65	(33%)

The average transaction prices to customers, which include the effect of lower average raw material surcharges, decreased by 33% to $1.77 per pound in 2009. Direct international sales as a percentage of total segment sales increased to 30% in 2009, which represented a historic high. While the majority of direct international sales were for high-value products, sales of standard products, primarily stainless steel cold roll sheet, are increasing in significance.

Our Flat-Rolled Products segment high-value product shipments, which include engineered strip, Precision Rolled Strip, super stainless steel, nickel-based alloys, specialty alloys, titanium, and grain-oriented electrical steel products, decreased 27% in 2009 while average transaction prices for these high-value products decreased 24%. Demand for our engineered strip and Precision Rolled Strip, while lower than 2008, improved throughout 2009 as customers restocked inventory positions and demand improved from the housing market for energy efficient material. Demand for our titanium products from the chemical process industry and oil and gas markets was negatively impacted weakness in the global economy and uncertainty in financial markets for project financing. Shipments of our grain-oriented electrical steel products, while negatively impacted by the downturn in residential and commercial construction, benefited from our long-term supply agreements with key customers. Shipments of titanium and ATI-produced Uniti titanium products declined 30% to approximately 10.3 million pounds in 2009.

Shipments of our standard products, which primarily include stainless steel hot roll and cold roll sheet, and stainless steel plate, decreased 19% while average transaction prices for these products decreased by 43%. In 2009, consumption in the U.S. of stainless steel strip, sheet and plate products decreased by more than 25%, compared to 2008 consumption, according to the SSINA. The 2009 annual consumption of 960 thousand tons was the lowest level in at least 15 years.

The majority of our flat-rolled products are sold at prices that include surcharges for raw materials, including purchased scrap, that are required to manufacture our products. These raw materials include nickel, iron, chromium, and molybdenum. Nickel, which comprises a significant percentage of our material costs, continued to be volatile during 2009. The cost of nickel increased 103% during the first eight months of 2009 to an average monthly cost of $8.91 per pound in August 2009. During the next four months of 2009, the cost of nickel declined 13% to an average monthly cost of $7.74 per pound in December 2009. Our other major raw materials were also volatile during 2009 with chromium declining 14%, and iron and molybdenum increasing 29% and 19%, respectively.

Operating income was $71.3 million, an 81% decrease compared to 2008. The decline in 2009 operating profit was due primarily to lower shipments, lower average base selling prices for most of our products, and idle facility and workforce reduction costs of $19.3 million, which were partially offset by the benefits from our gross cost reduction efforts. In addition, operating profit in 2009 and 2008 was affected by volatile raw material costs. Nickel and nickel-bearing scrap, iron scrap, chromium, and molybdenum prices decreased significantly in 2008, especially in the fourth quarter. These material costs are largely recovered in product selling prices through raw material surcharges which attempt to match purchased material costs with shipments. However in an environment of rapidly declining, or increasing costs, these raw material indices included in product selling prices may not completely match our raw material costs due to the long manufacturing cycle times for some of our products. The rapid fall in raw material costs in 2008 had a significant negative effect on operating profit in 2008, and in the first half of 2009, as shipments produced with raw material purchased earlier at higher costs were sold based upon raw material surcharges which reflected lower raw material costs. This negative impact on operating profit was offset by a LIFO inventory valuation reserve benefit of $60.8 million in 2009 and $89.8 million in 2008.

We continued to aggressively reduce costs and streamline our flat-rolled products operations. In 2009, we achieved gross cost reductions, before the effects of inflation, of approximately $77 million in our Flat-Rolled Products segment. Major areas of gross cost reductions included $62 million from procurement savings and operating efficiencies and $15 million from reductions in compensation and benefit expenses. Cost reductions include the savings from reducing the size of the workforce by approximately 14%.

Engineered Products

(In millions)	2010	% Change	2009	% Change	2008
Sales to external customers	$ 371.8	56%	$ 238.8	(48%)	$ 455.7
Operating profit (loss)	12.8	154%	(23.8)	n/m	20.9
Operating profit (loss) as a percentage of sales	3.4%		(10.0%)		4.6%
Direct international sales as a percentage of sales	23.6%		29.3%		28.5%

Our Engineered Products segment includes the production of tungsten powder, tungsten heavy alloys, tungsten carbide materials and carbide cutting tools. The segment also produces carbon alloy steel impression die forgings, and large grey and ductile iron castings, and provides precision metals processing services. The operations in this segment are ATI Tungsten Materials (formerly ATI Metalworking Products), ATI Portland Forge, ATI Casting Service and ATI Precision Finishing (formerly ATI Rome Metals).

The major markets served by our products of the Engineered Products segment include a wide variety of industrial markets including oil and gas, machine and cutting tools, transportation, construction and mining, electrical energy, aerospace and defense, and automotive.

2010 Compared to 2009

Sales for the Engineered Products segment increased 56% to $371.8 million in 2010 as demand continued to improve from the oil and gas, transportation, aerospace, electrical energy, and automotive markets, but remained weak from the wind energy market.

The improved demand and better pricing for most products resulted in operating profit of $12.8 million for 2010, compared to an operating loss of $23.8 million for 2009. Operating results were impacted by idle facility costs of $2.7 million for 2010. Results for 2010 included a LIFO inventory valuation reserve charge of $5.8 million due to higher raw material costs. In 2009, the operating loss included idle facility and workforce reduction costs of $5.7 million, and was partially offset by a LIFO benefit of $9.0 million primarily as a result of lower raw material costs.

In 2010, we achieved gross cost reductions, before the effects of inflation, of approximately $20 million in our Engineered Products segment. Major areas of gross cost reductions included $13 million from procurement savings and operating efficiencies, and $7 million from lower compensation and benefit expenses.

2009 Compared to 2008

Sales for the Engineered Products segment decreased 48% to $238.8 million in 2009 as the global economic recession severely depressed demand and selling prices of most of our products from all of our major markets.

The significant sales decline resulted in an operating loss of $23.8 million for 2009 compared an operating profit of $20.9 million for 2008. Operating results for 2009 were adversely affected by idle facility and workforce reduction costs of $5.7 million. The decline in profitability was partially offset by a LIFO inventory valuation reserve benefit of $9.0 million primarily as a result of lower raw material costs and the benefits of gross cost reductions. In 2008, operating profit included a LIFO inventory valuation reserve benefit of $8.6 million.

In 2009, we achieved gross cost reductions, before the effects of inflation, of approximately $14 million in our Engineered Products segment. Major areas of gross cost reductions included $8 million from procurement savings and operating efficiencies, and $6 million from lower compensation and benefit expenses. Cost reductions include savings associated with reducing the size of the workforce by approximately 36%.

Corporate Expenses

Corporate expenses were $64.1 million in 2010 compared to $53.1 million in 2009, and $56.8 million in 2008. The increase in corporate expenses year over year was primarily the result of corporate funded R&D, costs associated with the planned acquisition of Ladish Co., Inc. and performance-based incentive compensation expenses. The decline in corporate expenses in 2009 was primarily due to lower expenses associated with annual and long-term incentive compensation programs.

Interest Expense, Net

Interest expense, net of interest income and interest capitalization, was $62.7 million for 2010 compared to $19.3 million for 2009 and $3.5 million for 2008. The increase in interest expense in 2010 was due to lower capitalized interest on strategic projects as a result of project completions as well as the full year of interest costs associated with the debt issuances completed in the 2009 second quarter.

Interest expense is presented net of interest income of $1.1 million for 2010, $2.1 million for 2009, and $9.8 million for 2008. The decline in interest income over the periods primarily resulted from lower interest rates on invested cash.

Capital expenditures associated with strategic investments to expand our production capabilities resulted in interest capitalization in 2010, 2009 and 2008. Interest expense in 2010, 2009, and 2008 was reduced by $12.5 million, $39.0 million, and $25.0 million, respectively, related to interest capitalization on major strategic capital projects.

In prior years, we entered into "receive fixed, pay floating" interest rate swap contracts related to our $300 million, 8.375% 10-year Notes due in 2011 ("2011 Notes"), which were later settled, resulting in a gain. The settlement gain is being amortized into income as an offset to interest expense over the remaining life of the 2011 Notes. Interest expense decreased by $0.9 million in 2010, $1.3 million in 2009, and $2.0 million in 2008 due to these previously settled interest rate swap agreements.

In June 2009, we completed the issuance of $350 million of 9.375% 10-year Senior Notes and a tender offer for the 2011 Notes. As a result of the tender offer, in June 2009 we retired $183.3 million of the 2011 Notes, which resulted in a special charge for debt extinguishment of $9.2 million pre-tax, or $5.5 million after-tax, in the second quarter 2009.

Other Expenses, Net of Gains on Asset Sales

Other expenses, net of gains on asset sales, includes charges incurred in connection with closed operations, pretax gains and losses on the sale of surplus real estate, non-strategic investments and other assets, and other non-operating income or expense. These items are presented primarily in selling and administrative expenses, and in other income in the consolidated statements of income and resulted in net charges of $13.9 million in 2010, $13.8 million in 2009 and $8.5 million in 2008. Other expenses for 2010, 2009 and 2008 primarily related to legal costs associated with closed operations.

Retirement Benefit Expense

Retirement benefit expense, which includes pension and postretirement medical benefits, decreased in 2010 after increasing in 2009. The decrease in 2010 was primarily due to higher than expected returns on pension plan assets in 2009 and the benefits resulting from our voluntary pension contributions made over the past several years. The increase in retirement benefit expense in 2009 was primarily due to lower returns on plan assets in 2008, which was partially offset by the benefits of voluntary pension contributions made over the past several years. Over the past seven years, we have made $765.2 million of voluntary pension contributions to our U.S. qualified defined benefit pension plan, including $350 million in the second quarter of 2009. Retirement benefit expense was $90.1 million for 2010, $121.9 million for 2009, and $8.4 million for 2008. Retirement benefit expenses are included in both cost of sales and selling and administrative expenses. Retirement benefit expense included in cost of sales and selling and administrative expenses for the years ended 2010, 2009 and 2008 was as follows:

(In millions)	**2010**	2009	2008
Cost of sales	$ **64.6**	$ 85.4	$ 5.3
Selling and administrative expenses	**25.5**	36.5	3.1
Total retirement benefit expense	$ **90.1**	$ 121.9	$ 8.4

Total retirement benefit expense for 2011 is expected to decrease to approximately $77 million, a $13 million reduction from 2010. We expect pension expense to decline to approximately $56.6 million, a decrease of $14.8 million compared to pension expense of $71.4 million in 2010. This expected decrease is a result of the benefit of higher than expected returns on pension plan assets in 2010, partially offset by utilizing a lower discount rate to value the plan's obligations and a 25 basis point reduction in the expected return on pension plan assets for 2011.

Income Taxes

Net income for 2010 included a provision for income taxes of $47.0 million, or 37.4% of income before tax, for U.S. Federal, foreign and state income taxes. The 2010 provision for income taxes included a non-recurring charge of $5.3 million related to the Patient Protection and Affordable Care Act. Under this legislation, the tax advantage of the subsidy to encourage companies to provide retiree prescription drug coverage was eliminated. Although the elimination of this tax advantage under the new legislation does not take effect until 2013, the Company was required by U.S. generally accepted accounting principles to recognize the full accounting impact in the period in which the Act became law. Since future anticipated retiree health care liabilities and related tax subsidies were already reflected in ATI's financial statements, the change in law resulted in a reduction of the value of the Company's deferred tax asset related to the subsidy. Results of operations for 2010 also included a tax charge of $3.9 million primarily due to the Small Business Jobs and Credit Act, which allows businesses of all sizes to accelerate depreciation on certain property placed into service during 2010, which increased the Company's ability to recover prior years' cash taxes paid, but reduced the current year tax benefit of the manufacturing deduction. Net income for 2009 included a provision for income taxes of $26.9 million, or 41.4% of income before tax, for U.S. Federal, foreign and state income taxes. The 2009 provision for income taxes included a non-recurring charge of $11.5 million recognized in the second quarter 2009 primarily associated with the tax consequences of the June 2009 $350 million voluntary cash contribution to our pension plan. Results of operations for 2008 included a provision for income taxes of $294.2 million, or 33.9% of income before tax. The results for 2008 benefited from a $11.9 million favorable adjustment of prior years' taxes.

Deferred taxes result from temporary differences in the recognition of income and expense for financial and income tax reporting purposes, and differences between the fair value of assets acquired in business combinations accounted for as purchases for financial reporting purposes and their corresponding tax bases. Deferred income taxes represent future tax benefits or costs to be recognized when those temporary differences reverse. At December 31, 2010, we had a net deferred tax liability of $74.2 million.

Financial Condition and Liquidity

On January 7, 2011, we issued $500 million aggregate principal amount of 5.95% Senior Notes due 2021 (the "2021 Notes"). The 2021 Notes will pay interest semi-annually in arrears at a rate of 5.95% per year and will mature on January 15, 2021, unless earlier repurchased. We intend to use net proceeds from the offering of the 2021 Notes to finance the cash portion of the merger consideration to be paid in our previously announced acquisition of Ladish and pay related fees and expenses. The additional net proceeds will be used for general corporate purposes.

We believe that internally generated funds, current cash on hand including the proceeds from the 2021 Notes, and available borrowings under our existing credit facilities will be adequate to meet foreseeable liquidity needs, including the continuing expansion of our production capabilities over the next few years.

We did not borrow funds under our domestic senior unsecured credit facility during 2010, 2009, or 2008. However, as of December 31, 2010 approximately $7 million of this facility was utilized to support letters of credit.

If we needed to obtain additional financing using the credit markets, the cost and the terms and conditions of such borrowings may be influenced by our credit rating. Changes in our credit rating do not impact our access to, or the cost of, our existing credit facilities.

We have no off-balance sheet arrangements as defined in Item 303(a)(4) of SEC Regulation S-K.

Cash Flow and Working Capital

Cash flow from operations for 2010 was $27.1 million, as an investment in managed working capital of $318.5 million to support increased business activity and higher raw material costs offset improved profitability. During 2010, we invested $219.1 in capital expenditures. Cash used in financing activities was $86.8 million in 2010, primarily due to dividend payments of $70.8 million. At December 31, 2010, cash and cash equivalents on hand totaled $432.3 million, a decrease of $276.5 million from year end 2009.

Cash flow from operations for 2009 was $218.5 million, which included a reduction in managed working capital of $350.5 million due to lower business activity and raw material costs, partially offset by a voluntary net cash pension contribution of $241.5 million ($350 million contribution less $108.5 million U.S. Federal income tax refund). Excluding the voluntary net cash pension contribution, cash flow from operations was $460 million for 2009. During 2009, we invested $454.3 in capital expenditures, including approximately $39 million for the acquisition of a specialty powder metals business. Cash provided by financing activities was $474.1 million in 2009 due to receipt of $734.4 million of net proceeds from the second quarter 2009 debt issuances, partially offset by debt retirements of $188.8 million and dividend payments of $70.6 million. At December 31, 2009, cash and cash equivalents on hand totaled $708.8 million, an increase of $238.9 million from year end 2008.

We use cash flow from operations before voluntary pension plan contributions in order to evaluate and compare fiscal periods that do not include these contributions, and to make resource allocation decisions among operational requirements, investing and financing alternatives.

Managed Working Capital

As part of managing the liquidity of the business, we focus on controlling inventory, accounts receivable and accounts payable. In measuring performance in controlling this managed working capital, we exclude the effects of LIFO inventory valuation reserves, excess and obsolete inventory reserves, and reserves for uncollectible accounts receivable which, due to their nature, are managed separately. We also measure managed working capital as a percentage of the prior two months annualized sales to evaluate our performance based on recent levels of business volume.


Managed Working Capital ($ Millions)
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Millions / $
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
% of Revenue
576
853
1,048
1,582
1,627
1,061
30.7%
29.5%
30.3%
35.2%
34.5%
34.4%
2003
2004
2005
2006
2007
2008
2009
2010

	03	04	05	06	07	08	09	10
Millions/$	576	853	1,048	1,582	1,627	1,412	1,061	1,380
% of Annualized Revenue	30.7%	29.5%	30.3%	29.0%	32.2%	35.2%	34.5%	34.4%

In 2010, managed working capital, which we define as gross inventory plus gross accounts receivable less accounts payable, increased by $318.5 million due to increased business activity and increased costs for certain raw materials. The increase in managed working capital was a use of cash in 2010, as gross inventory increased $250.8 million and accounts receivable increased $152.5 million, partially offset by an increase in accounts payable of $84.8 million. Managed working capital was a source of $350.5 million of cash in 2009 due to declining business levels. During 2009, gross inventory declined $183.9 million, accounts receivable declined $137.9 million and accounts payable increased by $28.7 million. In 2008 declining business levels, primarily in the fourth quarter 2008, and lower raw material costs resulted in managed working capital being a source of $214.8 million of cash. Managed working capital as a percent of annualized sales was 34.4% at the end of 2010, compared to 34.5% at the end of 2009, and 35.2% at the end of 2008. Managed working capital as a percentage of sales has increased from historical levels due to a continuing shift in mix to more value added products, primarily in the High Performance Metals and Flat-Rolled Products business segments, which have a longer manufacturing process. Days sales outstanding, which measures actual collection timing for accounts receivable, increased in 2010 compared to 2009 primarily as a result of increased international sales which have longer collection cycles. Gross inventory turns, which excludes the effect of LIFO inventory valuation reserves, increased slightly at year-end 2010 in preparation for higher business activity in early 2011.

The Components of managed working capital were as follows:

(in millions)	**December 31, 2010**	December 31, 2009	December 31, 2008
Accounts receivable	**$ 545.4**	$ 392.0	$ 530.5
Inventory	**1,024.5**	825.5	887.6
Accounts payable	**(394.1)**	(308.6)	(278.5)
Subtotal	**1,175.8**	908.9	1,139.6
Allowance for doubtful accounts	**5.6**	6.5	6.3
LIFO reserve	**163.0**	102.8	205.6
Corporate and other	**35.3**	43.0	60.2
Managed working capital	**$ 1,379.7**	$ 1,061.2	$ 1,411.7
Annualized prior 2 months sales	**$ 4,007.7**	$ 3,076.4	$ 4,008.0
Managed working capital as a % of annualized sales	**34.4%**	34.5%	35.2%

Capital Expenditures

Capital expenditures, for 2010 were $219.1 million, compared to $415.4 million in 2009, and $515.7 million in 2008. Over the past seven years, we have generated $2.3 billion in cash provided by operating activities and invested $2.1 billion in capital projects and for the acquisition of businesses. At the end of 2010, capital expenditures over the past seven years represented approximately 60% of total property, plant and equipment before accumulated depreciation. This percentage is a significant indicator of the modern nature of the Company's productive capacity.

We have significantly expanded and continue to expand our manufacturing capabilities to meet current and expected demand growth from the aerospace (engine and airframe) and defense, oil and gas, chemical process industry, electrical energy, and medical markets, especially for titanium and titanium-based alloys, nickel-based alloys and superalloys, specialty alloys, and exotic alloys. These self-funded capital investments include:

In service:

- The expansion of ATI's aerospace quality titanium sponge production capabilities. Titanium sponge is an important raw material used to produce our titanium mill products. Our greenfield premium-grade titanium sponge (jet engine rotating parts) facility in Rowley, UT, with a total cost of approximately $500 million, has commenced production, and production is planned to systematically increase during 2011. When this Utah sponge facility is fully operational, our total annual sponge production capacity including our Albany, OR standard grade titanium sponge facility is projected to be approximately 46 million pounds. These secure supply sources are intended to reduce our purchased titanium sponge and purchased titanium scrap requirements. In addition, the Utah facility will have the infrastructure in place to further expand annual capacity by approximately 18 million pounds, bringing the total annual capacity at that facility to 42 million pounds, if needed. At the end of July 2009, we temporarily idled our Albany, OR titanium sponge facility to adjust production and inventory levels. This facility is positioned to be back in production when warranted by market conditions.

- The expansion of ATI's mill products processing and finishing capabilities for titanium and titanium-based alloys, nickel-based alloys and superalloys, and specialty alloys. These projects, which were constructed in phases through 2009 and totaled approximately $260 million, included an expansion of our titanium and superalloy forging capacity at our Bakers, NC facility through the addition of an integrated 10,000 ton press forge, 700mm radial forge, and conditioning, finishing and inspection facilities to produce large diameter products needed for certain demanding applications. Forging is a hot-forming process that produces wrought forging billet and forged machining bar from an ingot.

- The consolidation of our Natrona, PA grain-oriented electrical steel melt shop into ATI's Brackenridge, PA melt shop in 2010. This consolidation is improving the overall productivity of ATI's flat-rolled grain-oriented electrical steel and other stainless and specialty alloys, and is reducing the cost of producing slabs and ingots. The investment should also result in significant reduction of particulate emissions. We expect to realize considerable cost savings from this consolidation beginning in 2011.

- Our STAL joint venture completed an expansion in 2009 that nearly tripled STAL's rolling and slitting capacity to produce Precision Rolled Strip® products, at a cost of approximately $100 million. STAL is now much better positioned to benefit from China's electronics and telecommunications manufacturing market for cell phones and smartphones, as well as China's rapidly growing automotive parts manufacturing market. We believe STAL is the largest producer of these thin strip products in China and that our new facility gives us a significant competitive advantage in this growing market.

- We increased our capacity to produce zirconium products through capital expansions of zirconium sponge production and VAR melting. This new zirconium sponge and melting capacity better positions ATI for the current and expected strong growth in demand from the nuclear energy and chemical process industry markets. We believe that ATI is now the world's largest producer of critical reactor grade zirconium sponge for the nuclear energy market.

- In October 2009, we acquired the assets of Crucible Compaction Metals and Crucible Research, a western Pennsylvania producer of advanced powder metal products, for approximately $39 million. This acquisition, which was named ATI Powder Metals, expanded our specialty metals product portfolio. Powder metals are used in the production of complex alloy chemistries, typically when conventional processes can not be used. Powder metals represent a growth opportunity for ATI as more powder metals are used in the aerospace industry for the latest generation of jet engines and for the production of near-net-shape parts. Additional markets for these powder metals products include oil and gas, electrical energy, and medical.

- In 2010, we expanded our capabilities to serve the oil and gas and aero engine markets with the construction of a $16 million precision machining center at ATI's Sheffield, U.K. operation which enables us to provide our customers with near net shape parts.

In process:

- A new advanced specialty metals hot rolling and processing facility at our existing Brackenridge, PA site. The project is estimated to cost approximately $1.1 billion and be completed by the end of 2013. The mill equipment vendor has been selected, and equipment orders placed, with engineering and site preparation for the facility progressing. Our new advanced hot-rolling and processing facility is designed to be the most powerful mill in the world for production of specialty metals. It is designed to produce exceptional quality, thinner, and wider hot-rolled coils at reduced cost with shorter lead times, and require lower working capital requirements. When completed, we believe ATI's new advanced specialty metals hot rolling and processing facility will provide unsurpassed manufacturing capability and versatility in the production of a wide range of flat-rolled specialty metals. We expect improved productivity, lower costs, and higher quality for our diversified product mix of flat-rolled specialty metals, including nickel-based and specialty alloys, titanium and titanium alloys, zirconium alloys, Precision Rolled Strip® products, and stainless sheet and coiled plate products. It is designed to roll and process exceptional quality hot bands of up to 78.62 inches, or 2 meters, wide.

We currently expect that our 2011 capital expenditures will be between $300 and $350 million, and we expect annual capital spending to remain in this range for the next few years.

Debt

Total debt outstanding decreased by $7.8 million, to $1,063.3 million at December 31, 2010, from $1,071.1 million at December 31, 2009. The decrease in debt was primarily due to scheduled principal payments made in 2010. In managing our overall capital structure, some of the measures on which we focus are net debt to total capitalization, which is the percentage of our debt, net of cash that may be available to reduce borrowings, to our total invested and borrowed capital, and total debt to total capitalization, which excludes cash balances. At year-end 2010, our net debt to total capitalization was 23.6%, compared to 15.3% at December 31, 2009, and 2.0% at December 31, 2008. Total debt to total capitalization was 34.3% at December 31, 2010 compared to 34.7% at December 31, 2009, and 20.7% at December 31, 2008.

(In millions)	**December 31, 2010**	December 31, 2009
Total debt	**$ 1,063.3**	$ 1,071.1
Less: Cash	**(432.3)**	(708.8)
Net debt	**$ 631.0**	$ 362.3
Net debt	**$ 631.0**	$ 362.3
Total ATI stockholders' equity	**2,040.8**	2,012.2
Net ATI capital	**$ 2,671.8**	$ 2,374.5
Net debt to ATI capital	**23.6%**	15.3%

(In millions)	**December 31, 2010**	December 31, 2009
Total debt	**$ 1,063.3**	$ 1,071.1
Total ATI stockholders' equity	**2,040.8**	2,012.2
Total ATI capital	**$ 3,104.1**	$ 3,083.3
Total debt to ATI capital	**34.3%**	34.7%

In December 2010, the Company amended its $400 million senior unsecured domestic revolving credit facility to extend the facility term to December 2015. The facility includes a $200 million sublimit for the issuance of letters of credit. Under the terms of the facility, the Company may increase the size of the credit facility by up to $100 million without seeking the further approval of the lending group. The facility requires the Company to maintain a leverage ratio (consolidated total indebtedness divided by consolidated earnings before interest, taxes and depreciation and amortization) of not greater than 3.25, and maintain an interest coverage ratio (consolidated earnings before interest and taxes divided by interest expense) of not less than 2.0. At December 31, 2010, our leverage ratio was 1.81 and our interest coverage ratio was 3.62. The definition of consolidated earnings before interest and taxes, and consolidated earnings before income, taxes, depreciation and amortization as used in the interest coverage and leverage ratios excludes any non-cash pension expense or income, and consolidated indebtedness in the leverage ratio is net of cash on hand in excess of $50 million. The Company was in compliance with these required ratios during all applicable periods. As of December 31, 2010, there had been no borrowings made under the facility, although a portion of the facility was used to support approximately $7 million in letters of credit.

The Company has an additional separate credit facility for the issuance of letters of credit. As of December 31, 2010, $30 million in letters of credit were outstanding under this facility.

STAL, our Chinese joint venture company in which ATI has a 60% interest, has a revolving credit facility with a group of banks which extends through early August 2012. Under the credit facility, STAL may borrow up to 205 million renminbi (approximately $31 million at December 2010 exchange rates) at an interest rate equal to 90% of the applicable lending rate published by the People's Bank of China. The credit facility is supported solely by STAL's financial capability without any guarantees from the joint venture partners, and is intended to be utilized in the future for the expansion of STAL's operations, which are located in Shanghai, China.

The credit facility requires STAL to maintain a minimum level of shareholders' equity, and certain financial ratios. As of December 31, 2010, there had been no borrowings made under this credit facility.

STAL had approximately $0.2 million in letters of credit outstanding as of December 31, 2010. These letters of credit are supported solely by STAL's financial capability without any guarantees from the joint venture partners.

Interest rate swap contracts have been used from time-to-time to manage our exposure to interest rate risks. At December 31, 2010, we have no interest rate swap contracts in place. We have deferred gains on settled "receive fixed, pay floating" interest rate swap contracts associated with our outstanding 2011 Notes. These gains on settlement, which occurred in 2004 and 2003, remain a component of the reported balance of the 2011 Notes, and are ratably recognized as a reduction to interest expense over the remaining life of the Notes, which is approximately one year. At December 31, 2010, the deferred settlement gain was $0.9 million. The result of the "receive fixed, pay floating" arrangements was a decrease in interest expense of $0.9 million, $1.3 million, and $2.0 million for the years ended December 31, 2010, 2009, and 2008, respectively, compared to the fixed interest expense of the 2011 Notes.

A summary of required payments under financial instruments (excluding accrued interest) and other commitments are presented below.

(In millions)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual Cash Obligations					
Total Debt including Capital Leases	$ 1,062.7	$ 140.7	$ 15.6	$ 404.9	$ 501.5
Operating Lease Obligations	69.7	16.9	23.5	12.6	16.7
Other Long-term Liabilities (A)	100.6	-	39.2	14.9	46.5
Unconditional Purchase Obligations					
Raw Materials (B)	1,034.6	443.2	328.3	60.9	202.2
Capital expenditures	342.6	66.6	173.0	103.0	-
Other (C)	116.7	34.6	40.2	20.8	21.1
Total	$ 2,726.9	$ 702.0	$ 619.8	$ 617.1	$ 788.0
Other Financial Commitments					
Lines of Credit (D)	$ 530.5	$ 73.9	$ 56.6	$ 400.0	$ -
Guarantees	$ 20.0				

(A) Other long-term liabilities exclude pension liabilities and accrued postretirement benefits.

(B) We have contracted for physical delivery for certain of our raw materials to meet a portion of our needs. These contracts are based upon fixed or variable price provisions. We used current market prices as of December 31, 2010, for raw material obligations with variable pricing.

(C) We have various contractual obligations that extend through 2015 for services involving production facilities and administrative operations. Our purchase obligation as disclosed represents the estimated termination fees payable if we were to exit these contracts.

(D) Drawn amounts were $26.6 million at December 31, 2010 under foreign credit agreements, and drawn amounts are included in total debt. Drawn amounts also include $7.1 million utilized under the $400 million domestic senior unsecured credit facility for standby letters of credit, which renew annually, and $30.5 million under a separate letter of credit facility. These letters of credit are used to support: $28.5 million in workers' compensation and general insurance arrangements, and $9.1 million related to environmental, legal and other matters.

Retirement Benefits

At December 31, 2010, our U.S. qualified defined benefit pension plan was fully funded. The value of the pension plan investments exceeded the liabilities of the U.S. qualified defined benefit pension plan as of the end of 2010 by $9 million, or approximately 0.4%. We have not been required to make cash contributions to this defined benefit pension plan since 1995, and we did not make a contribution during 2010. However, during the six previous years (2004-2009), we have made $765.2 million in voluntary cash and stock contributions to this plan to improve the plan's funded position. These voluntary contributions were comprised of cash contributions of $350 million in 2009, $30 million in 2008, and $100 million during each of 2007, 2006 and 2005, respectively, plus $50 million during 2004. Additionally in the fourth quarter of 2008, we contributed 1.5 million shares of ATI common stock, valued at $35.2 million, to the pension plan. Based on current regulations and actuarial studies, we do not expect to be required to make cash contributions to our U.S. qualified defined benefit pension plan for 2011. However, we may elect, depending upon investment performance of the pension plan assets and other factors, to make additional voluntary cash contributions to this pension plan in the future.

We fund certain retiree health care benefits for Allegheny Ludlum using investments held in a Company-administered Voluntary Employee Benefit Association (VEBA) trust. This allows us to recover a portion of the retiree medical costs. In accordance with our labor agreements, during 2010, 2009, and 2008, we funded $4.2 million, $13.8 million, and $34.3 million, respectively, of retiree medical costs using the investments of this VEBA trust. We may continue to fund certain retiree medical benefits utilizing the investments held in this VEBA. The value of the investments held in this VEBA was approximately $12 million as of December 31, 2010.

Dividends

We paid a quarterly dividend of $0.18 per share of common stock for each quarter of 2010 and 2009. The payment of dividends and the amount of such dividends depends upon matters deemed relevant by our Board of Directors, such as our results of operations, financial condition, cash requirements, future prospects, any limitations imposed by law, credit agreements or senior securities, and other factors deemed relevant and appropriate.

Critical Accounting Policies

The accompanying consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles. When more than one accounting principle, or the method of its application, is generally accepted, management selects the principle or method that is appropriate in our specific circumstances. Application of these accounting principles requires our management to make estimates about the future resolution of existing uncertainties; as a result, actual results could differ from these estimates. In preparing these financial statements, management has made its best estimates and judgments of the amounts and disclosures included in the financial statements giving due regard to materiality.

Inventories

At December 31, 2010, we had net inventory of $1,024.5 million. Inventories are stated at the lower of cost (last-in, first-out (LIFO), first-in, first-out (FIFO) and average cost methods) or market, less progress payments. Costs include direct material, direct labor and applicable manufacturing and engineering overhead, and other direct costs. Most of our inventory is valued utilizing the LIFO costing methodology. Inventory of our non-U.S. operations is valued using average cost or FIFO methods. Under the LIFO inventory valuation method, changes in the cost of raw materials and production activities are recognized in cost of sales in the current period even though these material and other costs may have been incurred at significantly different values due to the length of time of our production cycle. The prices for many of the raw materials we use have been extremely volatile during the past four years. Since we value most of our inventory utilizing the LIFO inventory costing methodology, a rise in raw material costs has a negative effect on our operating results, while, conversely, a fall in material costs results in a benefit to operating results. For example, in 2010, the effect of rising raw material costs on our LIFO inventory valuation method resulted in cost of sales which were $60.2 million higher than would have been recognized had we utilized the FIFO methodology to value our inventory. However, in 2009 and 2008, the effect of falling raw material costs on our LIFO inventory valuation method resulted in cost of sales which were $102.8 million and $169.0 million lower than would have been recognized had we utilized the FIFO methodology to value our inventory. In a period of rising prices, cost of sales expense recognized under LIFO is generally higher than the cash costs incurred to acquire the inventory sold. Conversely, in a period of declining raw material prices, cost of sales recognized under LIFO is generally lower than cash costs incurred to acquire the inventory sold.

The LIFO inventory valuation methodology is not utilized by many of the companies with which we compete, including foreign competitors. As such, our results of operations may not be comparable to those of our competitors during periods of volatile material costs due, in part, to the differences between the LIFO inventory valuation method and other acceptable inventory valuation methods.

We evaluate product lines on a quarterly basis to identify inventory values that exceed estimated net realizable value. The calculation of a resulting reserve, if any, is recognized as an expense in the period that the need for the reserve is identified. At December 31, 2010, no significant reserves were required. It is our general policy to write-down to scrap value any inventory that is identified as obsolete and any inventory that has aged or has not moved in more than twelve months. In some instances this criterion is up to twenty-four months due to the longer manufacturing and distribution process for such products.

Asset Impairment

We monitor the recoverability of the carrying value of our long-lived assets. An impairment charge is recognized when the expected net undiscounted future cash flows from an asset's use (including any proceeds from disposition) are less than the asset's carrying value, and the asset's carrying value exceeds its fair value. Changes in the expected use of a long-lived asset group, and the financial performance of the long-lived asset group and its operating segment, are evaluated as indicators of possible impairment. Future cash flow value may include appraisals for property, plant and equipment, land and improvements, future cash flow estimates from operating the long-lived assets, and other operating considerations. There were no significant charges for impairment of long-lived assets in the periods presented.

Retirement Benefits

We have defined benefit and defined contribution pension plans covering substantially all of our employees. Under U.S. generally accepted accounting principles, benefit expenses recognized in financial statements for defined benefit pension plans are determined on an actuarial basis, rather than as contributions are made to the plan. A significant element in determining our pension (expense) income in accordance with the accounting standards is the expected investment return on plan assets. In establishing the expected return on plan investments, which is reviewed annually in the fourth quarter, we take into consideration input from our third party pension plan asset managers and actuaries regarding the types of securities the plan assets are invested in, how those investments have performed historically, and expectations for how those investments will perform in the future. Our expected long-term return on pension plan investments has been 8.75% for each of the past five years. We apply this assumed rate to the market value of plan assets at the end of the previous year. This produces the expected return on plan assets that is included in annual pension (expense) income for the current year. The actual return on pension plan assets for the last five years have been 12.2% for 2010, 16.4% for 2009, a negative 25.3% for 2008, 10.9% for 2007, and 18.2% for 2006. Based upon our strategic allocation of pension assets across the various investments asset classes, and consideration of both historical and projected annual compound returns, our expected long-term return on pension plan investments for 2011 was reduced to 8.50%. The effect of increasing, or lowering, the expected return on pension plan investments by 0.25% results in additional pretax annual income, or expense, of approximately $5.4 million. The cumulative difference between this expected return and the actual return on plan assets is deferred and amortized into pension income or expense over future periods. The amount of expected return on plan assets can vary significantly from year-to-year since the calculation is dependent on the market value of plan assets as of the end of the preceding year. U.S. generally accepted accounting principles allow companies to calculate the expected return on pension assets using either an average of fair market values of pension assets over a period not to exceed five years, which reduces the volatility in reported pension income or expense, or their fair market value at the end of the previous year. However, the Securities and Exchange Commission currently does not permit companies to change from the fair market value at the end of the previous year methodology, which is the methodology that we use, to an averaging of fair market values of plan assets methodology. As a result, our results of operations and those of other companies, including companies with which we compete, may not be comparable due to these different methodologies in calculating the expected return on pension investments.

In accordance with accounting standards, we determine the discount rate used to value pension plan liabilities as of the last day of each year. The discount rate reflects the current rate at which the pension liabilities could be effectively settled. In estimating this rate, we receive input from our actuaries regarding the rates of return on high quality, fixed-income investments with maturities matched to the expected future retirement benefit payments. Based on this assessment at the end of December 2010, we established a discount rate of 5.8% for valuing the pension liabilities as of the end of 2010, and for determining the pension expense for 2011. We had previously assumed a discount rate of 6.2% at the end of 2009 and 6.85% for the end of 2008. The estimated effect of changing the discount rate by 0.50%, would decrease pension liabilities in the case of an increase in the discount rate, or increase pension liabilities in the case of a decrease in the discount rate by approximately $140 million. Such a change in the discount rate would decrease pension expense in the case of an increase in the discount rate, or increase pension expense in the case of a decrease in the discount rate by approximately $12 million. The effect on pension liabilities for changes to the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, are deferred and amortized over future periods in accordance with the accounting standards.

As discussed above, gains and losses due to differences between actual and expected results for investment returns on plan assets, and changes in the discount rate used to value benefit obligations are deferred and recognized in the income statement over future periods. However for balance sheet presentation, these gains and losses are included in the determination of benefit obligations, net of plan assets, included on the year-end statement of financial position. At December 31, 2010, the Company had $944 million of pre-tax net actuarial losses, primarily related to negative investment returns on plan assets in 2008, which have been recognized on the balance sheet through a reduction in stockholders' equity, which are being recognized in the income statement through expense amortizations over future years.

We also sponsor several postretirement plans covering certain hourly and salaried employees and retirees. These plans provide health care and life insurance benefits for eligible employees. Under most of the plans, our contributions towards premiums are capped based upon the cost as of certain dates, thereby creating a defined contribution. For the non-collectively bargained plans, we maintain the right to amend or terminate the plans in the future. In accordance with U.S. generally accepted accounting standards, postretirement expenses recognized in financial statements associated with defined benefit plans are determined on an actuarial basis, rather than as benefits are paid. We use actuarial assumptions, including the discount rate and the expected trend in health care costs, to estimate the costs and benefit obligations for these plans. The discount rate, which is determined annually at the end of each year, is developed based upon rates of return on high quality, fixed-income investments. At the end of 2010, we determined the rate to be 5.8%, compared to a 6.2% discount rate in 2009, and a 6.85% discount rate in 2008. The estimated effect of changing the discount rate by 0.50%, would decrease postretirement obligations in the case of an increase in the discount rate, or increase postretirement obligations in the case of a decrease in the discount rate by approximately $19 million. Such a change in the discount rate would decrease postretirement benefit expense in the case of an increase in the discount rate, or increase postretirement benefit expense in the case of a decrease in the discount rate by approximately $0.5 million. Based upon predictions of continued significant medical cost inflation in future years, the annual assumed rate of increase in the per capita cost of covered benefits of health care plans is 9.5% in 2011 and is assumed to gradually decrease to 5.0% in the year 2028 and remain level thereafter.

Certain of these postretirement benefits are funded using plan investments held in a Company-administered VEBA trust. The December 31, 2010 asset balance is $12 million and consists primarily of private equity investments. For 2010, our expected return on investments held in the VEBA trust was 8.3%, and our actual investment return was a negative 3.5%. This assumed long-term rate of return on investments is applied to the market value of plan assets at the end of the previous year. This produces the expected return on plan investments that is included in annual postretirement benefits expenses for the current year. Our expected return on investments in the VEBA trust is 8.3% for 2011. The expected return on investments held in the VEBA trust is lower than the return on pension plan investments due to the mix of assets held by the VEBA trust and the expected reduction of VEBA trust assets due to benefit payments. The effect of increasing, or lowering, the expected return on postretirement benefit plan investments by 0.25% has a negligible effect on pretax annual income, or expense, due to the low level of investments held.

New Accounting Pronouncements Adopted

In January 2010, the FASB issued changes to disclosure requirements for fair value measurements, including the amount of transfers between Levels 1 and 2 of the fair value hierarchy, the reasons for transfers in or out of Level 3 of the fair value hierarchy and activity for recurring Level 3 measures. In addition, the changes clarify certain disclosure requirements related to the level at which fair value disclosures should be disaggregated with separate disclosures of purchases, sales, issuances and settlements, and the requirement to provide disclosures about valuation techniques and inputs used in determining the fair value of assets or liabilities classified as Level 2 or 3. The Company adopted the disclosure changes effective January 1, 2010, except for the disaggregated Level 3 rollforward disclosures, which will be effective for fiscal year 2011.

Forward-Looking Statements

From time-to-time, the Company has made and may continue to make "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Certain statements in this report relate to future events and expectations and, as such, constitute forward-looking statements. Forward-looking statements include those containing such words as "anticipates," "believes," "estimates," "expects," "would," "should," "will," "will likely result," "forecast," "outlook," "projects," and similar expressions. Such forward-looking statements are based on management's current expectations and include known and unknown risks, uncertainties and other factors, many of which the Company is unable to predict or control, that may cause our actual results or performance to materially differ from any future results or performance expressed or implied by such statements. Various of these factors are described in Item 1A, Risk Factors, of this Annual Report on Form 10-K and will be described from time-to-time in the Company filings with the Securities and Exchange Commission ("SEC"), including the Company's Annual Reports on Form 10-K and the Company's subsequent reports filed with the SEC on Form 10-Q and Form 8-K, which are available on the SEC's website at http://www.sec.gov and on the Company's website at http://www.atimetals.com. We assume no duty to update our forward-looking statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

As part of our risk management strategy, we utilize derivative financial instruments, from time to time, to hedge our exposure to changes in raw material prices, foreign currencies, and interest rates. We monitor the third-party financial institutions which are our counterparty to these financial instruments on a daily basis and diversify our transactions among counterparties to minimize exposure to any one of these entities. Fair values for derivatives were measured using exchange-traded prices for the hedged items including consideration of counterparty risk and the Company's credit risk.

Interest Rate Risk. We attempt to maintain a reasonable balance between fixed- and floating-rate debt to keep financing costs as low as possible. At December 31, 2010, we had approximately $36 million of floating rate debt outstanding with a weighted average interest rate of approximately 1.5%. Approximately $10 million of this floating rate debt is capped at a 6% maximum interest rate. Since the interest rate on floating rate debt changes with the short-term market rate of interest, we are exposed to the risk that these interest rates may increase, raising our interest expense in situations where the interest rate is not capped. For example, a hypothetical 1% increase in the rate of interest on the $26 million of our outstanding floating rate debt not subjected to a cap would result in increased annual financing costs of approximately $0.3 million.

Volatility of Energy Prices. Energy resources markets are subject to conditions that create uncertainty in the prices and availability of energy resources. The prices for and availability of electricity, natural gas, oil and other energy resources are subject to volatile market conditions. These market conditions often are affected by political and economic factors beyond our control. Increases in energy costs, or changes in costs relative to energy costs paid by competitors, have and may continue to adversely affect our profitability. To the extent that these uncertainties cause suppliers and customers to be more cost sensitive, increased energy prices may have an adverse effect on our results of operations and financial condition. We use approximately 8 to 10 million MMBtu's of natural gas annually, depending upon business conditions, in the manufacture of our products. These purchases of natural gas expose us to risk of higher gas prices. For example, a hypothetical $1.00 per MMBtu increase in the price of natural gas would result in increased annual energy costs of approximately $8 to $10 million. We use several approaches to minimize any material adverse effect on our financial condition or results of operations from volatile energy prices. These approaches include incorporating an energy surcharge on many of our products and using financial derivatives to reduce exposure to energy price volatility.

At December 31, 2010, the outstanding financial derivatives used to hedge our exposure to natural gas cost volatility represented approximately 45% of our forecasted requirements through 2012. The net mark-to-market valuation of these outstanding hedges at December 31, 2010 was an unrealized pre-tax loss of $17.3 million, of which $16.7 million was presented in accrued liabilities, $0.8 million was presented in other long-term liabilities and $0.3 million was presented in other assets on the balance sheet. The effects of the hedging activity will be recognized in income over the designated hedge periods. For the year ended December 31, 2010, the effects of natural gas hedging activity increased cost of sales by $17.3 million.

Volatility of Raw Material Prices. We use raw materials surcharge and index mechanisms to offset the impact of increased raw material costs; however, competitive factors in the marketplace can limit our ability to institute such mechanisms, and there can be a delay between the increase in the price of raw materials and the realization of the benefit of such mechanisms. For example, in 2010 we used approximately 95 million pounds of nickel; therefore a hypothetical change of $1.00 per pound in nickel prices would result in increased costs of approximately $95 million. In addition, in 2010 we also used approximately 780 million pounds of ferrous scrap in the production of our flat-rolled products and a hypothetical change of $0.01 per pound would result in increased costs of approximately $8 million. While we enter into raw materials futures contracts from time-to-time to hedge exposure to price fluctuations, such as for nickel, we cannot be certain that our hedge position adequately reduces exposure. We believe that we have adequate controls to monitor these contracts, but we may not be able to accurately assess exposure to price volatility in the markets for critical raw materials.

The majority of our products are sold utilizing raw material surcharges and index mechanisms. However as of December 31, 2010, we had entered into financial hedging arrangements primarily at the request of our customers related to firm orders, for an aggregate amount of less than 2% of our estimated annual nickel requirements. These nickel hedges extend to 2014. Any gain or loss associated with these hedging arrangements is included in the cost of sales. At December 31, 2010, the net mark-to-market valuation of our outstanding raw material hedges was an unrealized pre-tax gain of $4.5 million, comprised of $3.7 million included in prepaid expenses and other current assets and $0.8 million in other long-term assets on the balance sheet.

Foreign Currency Risk. Foreign currency exchange contracts are used, from time-to-time, to limit transactional exposure to changes in currency exchange rates. We sometimes purchase foreign currency forward contracts that permit us to sell specified amounts of foreign currencies expected to be received from our export sales for pre-established U.S. dollar amounts at specified dates. The forward contracts are denominated in the same foreign currencies in which export sales are denominated. These contracts are designated as hedges of the variability in cash flows of a portion of the forecasted future export sales transactions which otherwise would expose the Company to foreign currency risk. At December 31, 2010, the outstanding financial derivatives used to hedge our exposure to foreign currency, primarily euros, represented approximately 15% of our forecasted total international sales through 2011. At December 31, 2010, the net mark-to-market valuation of the outstanding foreign currency forward contracts was an unrealized pre-tax gain of $7.4 million, of which $10.0 million is included in prepaid expenses and other assets, $0.5 million is presented in other long-term assets, $2.0 million in accrued liabilities and $1.1 million in other long-term liabilities on the balance sheet. In addition, we may also designate cash balances held in foreign currencies as hedges of forecasted foreign currency transactions.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Allegheny Technologies Incorporated

We have audited the accompanying consolidated balance sheets of Allegheny Technologies Incorporated as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Allegheny Technologies Incorporated at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

As described in Note 9 to the financial statements, the Company changed its measurement date for pensions and other postretirement benefits in 2008.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board of the United States, Allegheny Technologies Incorporated's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
February 28, 2011

Allegheny Technologies Incorporated and Subsidiaries
Consolidated Statements of Income

(In millions, except per share amounts)

For the Years Ended December 31,	2010	2009	2008
Sales	**$ 4,047.8**	$ 3,054.9	$ 5,309.7
Costs and expenses:			
Cost of sales	**3,557.5**	2,646.5	4,157.8
Selling and administrative expenses	**304.9**	315.7	282.7
Income before interest, other income and income taxes	**185.4**	92.7	869.2
Interest expense, net	**(62.7)**	(19.3)	(3.5)
Debt extinguishment costs	**-**	(9.2)	-
Other income, net	**3.0**	0.7	2.0
Income before income taxes	**125.7**	64.9	867.7
Income tax provision	**47.0**	26.9	294.2
Net income	**78.7**	38.0	573.5
Less: Net income attributable to noncontrolling interests	**8.0**	6.3	7.6
Net income attributable to ATI	**$ 70.7**	$ 31.7	$ 565.9
Basic net income attributable to ATI per common share	**$ 0.73**	$ 0.33	$ 5.71
Diluted net income attributable to ATI per common share	**$ 0.72**	$ 0.32	$ 5.67

The accompanying notes are an integral part of these statements.

Allegheny Technologies Incorporated and Subsidiaries
Consolidated Balance Sheets

(In millions, except share and per share amounts)	**December 31, 2010**	December 31, 2009
Assets		
Cash and cash equivalents	$ **432.3**	$ 708.8
Accounts receivable, net	**545.4**	392.0
Inventories, net	**1,024.5**	825.5
Prepaid expenses and other current assets	**112.9**	71.3
Total Current Assets	**2,115.1**	1,997.6
Property, plant and equipment, net	**1,989.3**	1,907.9
Cost in excess of net assets acquired	**206.8**	207.8
Deferred income taxes	**-**	63.1
Other assets	**182.4**	169.6
Total Assets	$ **4,493.6**	$ 4,346.0
Liabilities and Stockholders' Equity		
Accounts payable	$ **394.1**	$ 308.6
Accrued liabilities	**249.9**	258.8
Deferred income taxes	**5.6**	23.7
Short-term debt and current portion of long-term debt	**141.4**	33.5
Total Current Liabilities	**791.0**	624.6
Long-term debt	**921.9**	1,037.6
Accrued postretirement benefits	**423.8**	424.3
Pension liabilities	**58.3**	50.6
Deferred income taxes	**68.6**	-
Other long-term liabilities	**100.6**	119.3
Total Liabilities	**2,364.2**	2,256.4
Equity:		
ATI Stockholders' Equity:		
Preferred stock, par value $0.10: authorized-50,000,000 shares; issued-none	**-**	-
Common stock, par value $0.10: authorized-500,000,000 shares; issued-102,404,256 shares at December 31, 2010 and December 31, 2009; outstanding- 98,542,291 shares at December 31, 2010 and 98,070,474 shares at December 31, 2009	**10.2**	10.2
Additional paid-in capital	**658.9**	653.6
Retained earnings	**2,224.8**	2,230.5
Treasury stock: 3,861,965 shares at December 31, 2010 and 4,333,782 shares at December 31, 2009	**(188.0)**	(208.6)
Accumulated other comprehensive loss, net of tax	**(665.1)**	(673.5)
Total ATI Stockholders' Equity	**2,040.8**	2,012.2
Noncontrolling Interests	**88.6**	77.4
Total Stockholders' Equity	**2,129.4**	2,089.6
Total Liabilities and Stockholders' Equity	$ **4,493.6**	$ 4,346.0

The accompanying notes are an integral part of these statements.

Allegheny Technologies Incorporated and Subsidiaries
Consolidated Statements of Cash Flows

(In millions) For the Years Ended December 31,	2010	2009	2008
Operating Activities:			
Net income	$ **78.7**	$ 38.0	$ 573.5
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**141.5**	132.6	118.8
Deferred taxes	**102.2**	123.6	129.0
Change in operating assets and liabilities:			
Retirement benefits (a)	**34.3**	(280.6)	(52.9)
Accounts receivable	**(153.4)**	141.4	121.7
Inventories	**(199.0)**	67.8	28.6
Accounts payable	**85.5**	30.1	(109.9)
Accrued income taxes	**(32.2)**	(26.6)	(6.9)
Accrued liabilities and other	**(30.5)**	(7.8)	(47.4)
Cash provided by operating activities	**27.1**	**218.5**	**754.5**
Investing Activities:			
Purchases of property, plant and equipment	**(219.1)**	(415.4)	(515.7)
Purchases of businesses and investments in ventures	**-**	(38.9)	-
Asset disposals and other	**2.3**	0.6	1.8
Cash used in investing activities	**(216.8)**	**(453.7)**	**(513.9)**
Financing Activities:			
Issuances of long-term debt	**-**	752.5	-
Payments on long-term debt and capital leases	**(11.3)**	(194.6)	(14.8)
Net borrowings (repayments) under credit facilities	**2.9**	5.8	(3.1)
Debt issuance costs	**-**	(18.1)	-
Dividends paid to shareholders	**(70.8)**	(70.6)	(71.4)
Shares repurchased for income tax withholding on share-based compensation	**(0.9)**	(1.4)	(15.8)
Dividends paid to noncontrolling interests	**-**	(0.8)	-
Exercises of stock options	**1.4**	0.8	1.0
Taxes on share-based compensation	**(8.1)**	0.5	(11.6)
Purchase of treasury stock	**-**	-	(278.3)
Cash provided by (used in) financing activities	**(86.8)**	**474.1**	**(394.0)**
Increase (decrease) in cash and cash equivalents	**(276.5)**	**238.9**	**(153.4)**
Cash and cash equivalents at beginning of year	**708.8**	**469.9**	**623.3**
Cash and cash equivalents at end of year	**$ 432.3**	**$ 708.8**	**$ 469.9**

(a) Includes annual voluntary cash contributions of $(350) million in 2009 and $(30) million in 2008.

Amounts presented on the Consolidated Statements of Cash Flows may not agree to the corresponding changes in balance sheet items due to the accounting for purchases and sales of businesses and the effects of foreign currency translation.

The accompanying notes are an integral part of these statements.

Allegheny Technologies Incorporated and Subsidiaries
Statements of Changes in Consolidated Equity

(In millions, except per share amounts)	ATI Stockholders							
	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)	Non-controlling Interests	Total Equity
Balance, December 31, 2007	$ 10.2	$ 693.7	$ 1,830.7	$ (75.4)	$ (237.2)		$ 57.2	$ 2,279.2
Net income	-	-	**565.9**	-		**565.9**	**7.6**	**573.5**
Other comprehensive income (loss) net of tax:								
Pension plans and other postretirement benefits	-	-	-	-	(426.1)	(426.1)	-	(426.1)
Foreign currency translation gains (losses)	-	-	-	-	(69.3)	(69.3)	6.8	(62.5)
Unrealized losses on derivatives	-	-	-	-	(15.1)	(15.1)	-	(15.1)
Comprehensive income	-	-	**565.9**	-	**(510.5)**	**$ 55.4**	**14.4**	**69.8**
Purchase of treasury stock	-	-	-	(278.3)	-		-	(278.3)
Contribution of stock to pension plan	-	-	(37.2)	72.4	-		-	35.2
Effect of changing the measurement date for pension plans and other postretirement benefits, net of tax	-	-	-	-	1.2		-	1.2
Cash dividends on common stock ($0.72 per share)	-	-	(71.4)	-	-		-	(71.4)
Employee stock plans	-	(41.9)	(1.3)	36.5	-		-	(6.7)
Balance, December 31, 2008	**$ 10.2**	**$ 651.8**	**$ 2,286.7**	**$ (244.8)**	**$ (746.5)**		**$ 71.6**	**$ 2,029.0**
Net income	-	-	**31.7**	-	-	**31.7**	**6.3**	**38.0**
Other comprehensive income (loss) net of tax:								
Pension plans and other postretirement benefits	-	-	-	-	19.9	19.9	-	19.9
Foreign currency translation gains	-	-	-	-	21.9	21.9	0.3	22.2
Unrealized gains on derivatives	-	-	-	-	31.2	31.2	-	31.2
Comprehensive income	-	-	**31.7**	-	**73.0**	**$ 104.7**	**6.6**	**111.3**
Cash dividends on common stock ($0.72 per share)	-	-	(70.6)	-	-		-	(70.6)
Cash dividends paid to noncontrolling interests	-	-	-	-	-		(0.8)	(0.8)
Employee stock plans	-	1.8	(17.3)	36.2	-		-	20.7
Balance, December 31, 2009	**$ 10.2**	**$ 653.6**	**$ 2,230.5**	**$ (208.6)**	**$ (673.5)**		**$ 77.4**	**$ 2,089.6**
Net income	-	-	**70.7**	-		**70.7**	**8.0**	**78.7**
Other comprehensive income net of tax:								
Pension plans and other postretirement benefits	-	-	-	-	24.2	24.2	-	24.2
Foreign currency translation gains (losses)	-	-	-	-	(8.6)	(8.6)	3.2	(5.4)
Unrealized losses on derivatives	-	-	-	-	(7.2)	(7.2)	-	(7.2)
Comprehensive income	-	-	**70.7**	-	**8.4**	**$ 79.1**	**11.2**	**90.3**
Cash dividends on common stock ($0.72 per share)	-	-	(70.8)	-	-		-	(70.8)
Employee stock plans	-	5.3	(5.6)	20.6	-		-	20.3
Balance, December 31, 2010	**$ 10.2**	**$ 658.9**	**$ 2,224.8**	**$ (188.0)**	**$ (665.1)**		**$ 88.6**	**$ 2,129.4**

The accompanying notes are an integral part of these statements.

Note 1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Allegheny Technologies Incorporated and its subsidiaries, including the Chinese joint venture known as Shanghai STAL Precision Stainless Steel Company Limited ("STAL"), in which the Company has a 60% interest. The remaining 40% interest in STAL is owned by Baosteel Group, a state authorized investment company whose equity securities are publicly traded in the People's Republic of China. The financial results of STAL are consolidated into the Company's operating results and financial position, with the 40% interest of our minority partner recognized in the consolidated statement of income as net income attributable to noncontrolling interests and as equity attributable to the noncontrolling interest within total stockholders' equity. Investments in which the Company exercises significant influence, but which it does not control (generally a 20% to 50% ownership interest), including ATI's 50% interest in the industrial titanium joint venture known as Uniti LLC ("Uniti"), are accounted for under the equity method of accounting. Significant intercompany accounts and transactions have been eliminated. Unless the context requires otherwise, "Allegheny Technologies," "ATI" and the "Company" refer to Allegheny Technologies Incorporated and its subsidiaries.

Use of Estimates

The preparation of consolidated financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

Cash Equivalents and Investments

Cash equivalents are highly liquid investments valued at cost, which approximates fair value, acquired with an original maturity of three months or less.

Accounts Receivable

Accounts receivable are presented net of a reserve for doubtful accounts of $5.6 million at December 31, 2010 and $6.5 million at December 31, 2009. The Company markets its products to a diverse customer base, principally throughout the United States. Trade credit is extended based upon evaluations of each customer's ability to perform its obligations, which are updated periodically. Accounts receivable reserves are determined based upon an aging of accounts and a review for collectability of specific accounts. No single customer accounted for more than 10% of sales for all years presented. Accounts receivable from Uniti were $7.9 million and $2.9 million at December 31, 2010 and 2009, respectively.

Inventories

Inventories are stated at the lower of cost (last-in, first-out (LIFO), first-in, first-out (FIFO), and average cost methods) or market, less progress payments. Costs include direct material, direct labor and applicable manufacturing and engineering overhead, and other direct costs. Most of the Company's inventory is valued utilizing the LIFO costing methodology. Inventory of the Company's non-U.S. operations is valued using average cost or FIFO methods.

The Company evaluates product lines on a quarterly basis to identify inventory values that exceed estimated net realizable value. The calculation of a resulting reserve, if any, is recognized as an expense in the period that the need for the reserve is identified. It is the Company's general policy to write-down to scrap value any inventory that is identified as obsolete and any inventory that has aged or has not moved in more than twelve months. In some instances this criterion is up to twenty-four months.

Long-Lived Assets

Property, plant and equipment are recorded at cost, including capitalized interest, and includes long-lived assets acquired under capital leases. The principal method of depreciation adopted for all property placed into service after July 1, 1996 is the straight-line method. For buildings and equipment acquired prior to July 1, 1996, depreciation is computed using a combination of accelerated and straight-line methods. Property, plant and equipment associated with the Company's titanium sponge facility in Rowley, UT is being depreciated utilizing the units of production method of depreciation, which the Company believes provides a better matching of costs and revenues. The Company periodically reviews estimates of useful life and production capacity assigned to new and in service assets. Significant enhancements, including major maintenance activities that extend the lives of property and equipment, are capitalized. Costs related to repairs and maintenance are charged to expense in the period incurred. The cost and related accumulated depreciation of property and equipment retired or disposed of are removed from the accounts and any related gains or losses are included in income.

The Company monitors the recoverability of the carrying value of its long-lived assets. An impairment charge is recognized when an indicator of impairment occurs and the expected net undiscounted future cash flows from an asset's use (including any proceeds from disposition) are less than the asset's carrying value and the asset's carrying value exceeds its fair value. Assets to be disposed of by sale are stated at the lower of their fair values or carrying amounts and depreciation is no longer recognized.

Cost in Excess of Net Assets Acquired

At December 31, 2010, the Company had $206.8 million of goodwill on its balance sheet. Of the total, $68.0 million related to the High Performance Metals segment, $112.1 million related to the Flat-Rolled Products segment, and $26.7 million related to the Engineered Products segment. Goodwill decreased $1.0 million during 2010, as a result of the impact of foreign currency translation on goodwill denominated in functional currencies other than the U.S. dollar. Goodwill and indefinite-lived intangible assets are reviewed annually for impairment, or more frequently if impairment indicators arise. The impairment test for goodwill requires a comparison of the fair value of each reporting unit that has goodwill associated with its operations with its carrying amount, including goodwill. If this comparison reflects impairment, then the loss would be measured as the excess of recorded goodwill over its implied fair value. Implied fair value is the excess of the fair value of the reporting unit over the fair value of all recognized and unrecognized assets and liabilities.

The evaluation of goodwill for possible impairment includes estimating the fair market value of each of the reporting units which have goodwill associated with their operations using discounted cash flow and multiples of cash earnings valuation techniques, plus valuation comparisons to recent public sale transactions of similar businesses, if any. These valuation methods require the Company to make estimates and assumptions regarding future operating results, cash flows, changes in working capital and capital expenditures, selling prices, profitability, and the cost of capital. Many of these assumptions are determined by reference to market participants identified by the Company. Although the Company believes that the estimates and assumptions used were reasonable, actual results could differ from those estimates and assumptions. The Company performs the required annual goodwill impairment evaluation in the fourth quarter of each year. No impairment of goodwill was determined to exist for the years ended December 31, 2010, 2009 or 2008.

Environmental

Costs that mitigate or prevent future environmental contamination or extend the life, increase the capacity or improve the safety or efficiency of property utilized in current operations are capitalized. Other costs that relate to current operations or an existing condition caused by past operations are expensed. Environmental liabilities are recorded when the Company's liability is probable and the costs are reasonably estimable, but generally not later than the completion of the feasibility study or the Company's recommendation of a remedy or commitment to an appropriate plan of action. The accruals are reviewed periodically and, as investigations and remediations proceed, adjustments of the accruals are made to reflect new information as appropriate. Accruals for losses from environmental remediation obligations do not take into account the effects of inflation, and anticipated expenditures are not discounted to their present value. The accruals are not reduced by possible recoveries from insurance carriers or other third parties, but do reflect allocations among potentially responsible parties ("PRPs") at Federal Superfund sites or similar state-managed sites after an assessment is made of the likelihood that such parties will fulfill their obligations at such sites and after appropriate cost-sharing or other agreements are entered. The measurement of environmental liabilities by the Company is based on currently available facts, present laws and regulations, and current technology. Such estimates take into consideration the Company's prior experience in site investigation and remediation, the data concerning cleanup costs available from other companies and regulatory authorities, and the professional judgment of the Company's environmental experts in consultation with outside environmental specialists, when necessary.

Foreign Currency Translation

Assets and liabilities of international operations are translated into U.S. dollars using year-end exchange rates, while revenues and expenses are translated at average exchange rates during the period. The resulting net translation adjustments are recorded as a component of accumulated other comprehensive income (loss) in stockholders' equity.

Sales Recognition

Sales are recognized when title passes or as services are rendered.

Research and Development

Company funded research and development costs were $16.5 million in 2010, $19.3 million in 2009, and $14.9 million in 2008 and were expensed as incurred. Customer funded research and development costs were $0.8 million in 2010, $0.3 million in 2009, and $0.2 million in 2008. Customer funded research and development costs are recognized in the consolidated statement of income in accordance with revenue recognition policies.

Stock-based Compensation

The Company accounts for stock-based compensation transactions, such as stock options, restricted stock, and potential payments under programs such as the Company's Total Shareholder Return Program ("TSRP") awards, using fair value. Compensation expense for an award is estimated at the date of grant and is recognized over the requisite service period. Compensation expense is adjusted for equity awards that do not vest because service or performance conditions are not satisfied. However, compensation expense already recognized is not adjusted if market conditions are not met, such as the Company's total shareholder return performance relative to a peer group under the Company's TSRP awards, or for stock options which expire "out-of-the-money."

Income Taxes

The provision for, or benefit from, income taxes includes deferred taxes resulting from temporary differences in income for financial and tax purposes using the liability method. Such temporary differences result primarily from differences in the carrying value of assets and liabilities. Future realization of deferred income tax assets requires sufficient taxable income within the carryback, carryforward period available under tax law.

The Company evaluates, on a quarterly basis whether, based on all available evidence, it is probable that the deferred income tax assets are realizable. Valuation allowances are established when it is estimated that it is more likely than not that the tax benefit of the deferred tax asset will not be realized. The evaluation includes the consideration of all available evidence, both positive and negative, regarding historical operating results including recent years with reported losses, the estimated timing of future reversals of existing taxable temporary differences, estimated future taxable income exclusive of reversing temporary differences and carryforwards, and potential tax planning strategies which may be employed to prevent an operating loss or tax credit carryforward from expiring unused.

It is the Company's policy to classify interest and penalties recognized on underpayment of income taxes as income tax expense.

Net Income Per Common Share

Basic and diluted net income per share are calculated by dividing the net income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted amounts assume the issuance of common stock for all potentially dilutive share equivalents outstanding. The calculation of diluted net loss per share, if any, excludes the potentially dilutive effect of dilutive share equivalents since the inclusion in the calculation of additional shares in the net loss per share would result in a lower per share loss and therefore be anti-dilutive.

New Accounting Pronouncements Adopted

In January 2010, the FASB issued changes to disclosure requirements for fair value measurements, including the amount of transfers between Levels 1 and 2 of the fair value hierarchy, the reasons for transfers in or out of Level 3 of the fair value hierarchy and activity for recurring Level 3 measures. In addition, the changes clarify certain disclosure requirements related to the level at which fair value disclosures should be disaggregated with separate disclosures of purchases, sales, issuances and settlements, and the requirement to provide disclosures about valuation techniques and inputs used in determining the fair value of assets or liabilities classified as Level 2 or 3. The Company adopted the disclosure changes effective January 1, 2010, except for the disaggregated Level 3 rollforward disclosures, which will be effective for fiscal year 2011.

Note 2. Inventories

Inventories at December 31, 2010 and 2009 were as follows (in millions):

	2010	2009
Raw materials and supplies	$ 169.3	$ 158.3
Work-in-process	892.8	673.9
Finished goods	126.5	96.1
Total inventories at current cost	1,188.6	928.3
Less allowances to reduce current cost values to LIFO basis	(163.0)	(102.8)
Progress payments	(1.1)	-
Total inventories, net	$ 1,024.5	$ 825.5

Inventories, before progress payments, determined on the last-in, first-out ("LIFO") method were $844.2 million at December 31, 2010, and $660.1 million at December 31, 2009. The remainder of the inventory was determined using the first-in, first-out ("FIFO") and average cost methods, and these inventory values do not differ materially from current cost. The effect of using the LIFO methodology to value inventory, rather than FIFO, increased cost of sales in 2010 by $60.2 million and decreased cost of sales in 2009 and 2008 by $102.8 million and $169.0 million, respectively.

During 2010, 2009, and 2008, inventory usage resulted in liquidations of LIFO inventory quantities. These inventories were carried at differing costs prevailing in prior years as compared with the cost of current manufacturing cost and purchases. The effect of these LIFO liquidations was to decrease cost of sales by $1.8 million in 2010, increase cost of sales by $1.8 million in 2009 and decrease cost of sales by $3.7 million in 2008.

Note 3. Property, Plant and Equipment

Property, plant and equipment at December 31, 2010 and 2009 was as follows:

(In millions)	2010	2009
Land	$ 25.8	$ 24.8
Buildings	638.2	590.6
Equipment and leasehold improvements	2,750.8	2,607.8
	3,414.8	3,223.2
Accumulated depreciation and amortization	(1,425.5)	(1,315.3)
Total property, plant and equipment, net	$ 1,989.3	$ 1,907.9

Construction in progress at December 31, 2010 and 2009 was $184.5 million and $270.6 million, respectively. Depreciation and amortization for the years ended December 31, 2010, 2009 and 2008 was as follows:

(In millions)	2010	2009	2008
Depreciation of property, plant and equipment	$ 126.3	$ 118.1	$ 104.0
Software and other amortization	15.2	14.5	14.8
Total depreciation and amortization	$ 141.5	$ 132.6	$ 118.8

Note 4. Asset Retirement Obligations

The Company maintains reserves where a legal obligation exists to perform an asset retirement activity and the fair value of the liability can be reasonably estimated. These asset retirement obligations ("ARO") include liabilities where the timing and (or) method of settlement may be conditional on a future event, that may or may not be within the control of the entity. At December 31, 2010, the Company had recognized AROs of $13.2 million related to landfill closures, facility leases and conditional AROs associated with manufacturing activities using what may be characterized as potentially hazardous materials.

Estimates of AROs are evaluated annually in the fourth quarter, or more frequently if material new information becomes known. Accounting for asset retirement obligations requires significant estimation and in certain cases, the Company has determined that an ARO exists, but the amount of the obligation is not reasonably estimable. The Company may determine that additional AROs are required to be recognized as new information becomes available.

Changes in asset retirement obligations for the years ended December 31, 2010 and 2009 were as follows:

(in millions)	**2010**	2009
Balance at beginning of year	**$ 14.7**	$ 11.8
Accretion expense	**1.4**	2.2
Payments	**(2.5)**	(1.5)
Revision of estimates	**(1.0)**	-
Liabilities incurred	**0.6**	2.2
Balance at end of year	**$ 13.2**	$ 14.7

Note 5. Supplemental Financial Statement Information

Cash and cash equivalents at December 31, 2010 and December 31, 2009 were as follows:

(in millions)	**2010**	2009
Cash	**$ 256.8**	$ 245.1
Other short-term investments	**175.5**	463.7
Total cash and cash equivalents	**$ 432.3**	$ 708.8

Accounts receivable are presented net of a reserve for doubtful accounts of $5.6 million at December 31, 2010, and $6.5 million at December 31, 2009. During 2010, the Company recognized expense of $0.5 million to increase the reserve for doubtful accounts and wrote off $1.4 million of uncollectible accounts, which reduced the reserve. During 2009, the Company recognized expense of $1.7 million to increase the reserve for doubtful accounts and wrote off $1.5 million of uncollectible accounts, which decreased the reserve. During 2008, the Company recognized expense of $2.1 million to increase the reserve for doubtful accounts and wrote off $2.1 million of uncollectible accounts, which decreased the reserve.

Accrued liabilities included salaries, wages and other payroll-related liabilities of $62.4 million and $49.8 million at December 31, 2010 and 2009, respectively.

Other income (expense) for the years ended December 31, 2010, 2009, and 2008 was as follows:

(In millions)	**2010**	2009	2008
Rent, royalty income and other income	**$ 1.4**	$ 0.9	$ 1.6
Gain on insured event	**2.0**	-	-
Net gains (losses) on property and investments	**-**	(0.2)	0.1
Other	**(0.4)**	-	0.3
Total other income	**$ 3.0**	$ 0.7	$ 2.0

Note 6. Debt

Debt at December 31, 2010 and December 31, 2009 was as follows:

(In millions)		2010		2009
Allegheny Technologies $402.5 million 4.25% Convertible Notes due 2014	**$**	**402.5**	$	402.5
Allegheny Technologies $350 million 9.375% Notes due 2019		**350.0**		350.0
Allegheny Technologies $300 million 8.375% Notes due 2011, net (a)		**117.3**		117.9
Allegheny Ludlum 6.95% debentures due 2025		**150.0**		150.0
Domestic Bank Group $400 million unsecured credit agreement		**-**		-
Promissory note for J&L asset acquisition		**10.2**		20.5
Foreign credit agreements		**26.3**		22.1
Industrial revenue bonds, due through 2020, and other		**7.0**		8.1
Total short-term and long-term debt		**1,063.3**		1,071.1
Short-term debt and current portion of long-term debt		**141.4**		33.5
Total long-term debt	**$**	**921.9**	$	1,037.6

(a) Includes fair value adjustments for settled interest rate swap contracts of $0.9 million at December 31, 2010 and $1.8 million at December 31, 2009.

Interest expense was $63.8 million in 2010, $21.4 million in 2009, and $13.3 million in 2008. Interest expense was reduced by $12.5 million, $39.0 million, and $25.0 million, in 2010, 2009, and 2008, respectively, from interest capitalization on capital projects. Interest and commitment fees paid were $72.8 million in 2010, $58.1 million in 2009, and $39.4 million in 2008. Net interest expense includes interest income of $1.1 million in 2010, $2.1 million in 2009, and $9.8 million in 2008.

Scheduled maturities of borrowings during the next five years are $141.4 million in 2011, $1.0 million in 2012, $14.6 million in 2013, $403.6 million in 2014 and $1.3 million in 2015. The promissory note for the J&L asset acquisition bears interest at a floating rate capped at 6%, payable in installments with a final maturity of July 1, 2011, and is secured by the property, plant and equipment acquired.

Convertible Notes

In June 2009, the Company issued and sold $402.5 million in aggregate principal amount of 4.25% Convertible Senior Notes due 2014 (the "Convertible Notes"). Interest is payable semi-annually on June 1 and December 1 of each year. Net proceeds of $390.2 million from the sale of the Convertible Notes were used to make a $350 million voluntary cash contribution to the Company's U.S. defined benefit pension plan, and the balance was used for general corporate purposes including funding of contributions to trusts established to fund retiree medical benefits. The Convertible Notes are unsecured and unsubordinated obligations of the Company and rank equally with all of its existing and future senior unsecured debt. The underwriting fees and other third-party expenses for the issuance of the Convertible Notes were $12.3 million and are being amortized to interest expense over the 5-year term of the Convertible Notes.

The Company does not have the right to redeem the Convertible Notes prior to the stated maturity date. Holders of the Convertible Notes have the option to convert their notes into shares of ATI common stock at any time prior to the close of business on the second scheduled trading day immediately preceding the stated maturity date (June 1, 2014). The initial conversion rate for the Convertible Notes is 23.9263 shares of ATI common stock per $1,000 (in whole dollars) principal amount of notes (9,630,336 shares), equivalent to a conversion price of approximately $41.795 per share, subject to adjustment, as defined in the Convertible Notes. Other than receiving cash in lieu of fractional shares, holders do not have the option to receive cash instead of shares of common stock upon conversion. Accrued and unpaid interest that exists upon conversion of a note will be deemed paid by the delivery of shares of ATI common stock and no cash payment or additional shares will be given to holders.

If the Company undergoes a fundamental change, as defined in the Convertible Notes, holders may require the Company to repurchase all or a portion of their notes at a price equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest up to, but excluding, the repurchase date. Such a repurchase will be made in cash.

2019 Notes

In June 2009, the Company issued $350 million in aggregate principal amount of 9.375% unsecured Senior Notes with a maturity of June 2019 (the "2019 Notes"). Interest is payable semi-annually on June 1 and December 1 of each year. Net proceeds of $344.2 million from the sale of the 2019 Notes were used to retire $183.3 million of the Company's 2011 Notes, as discussed below, and for general corporate purposes. The underwriting fees, discount, and other third-party expenses for the issuance of the 2019 Notes were $5.8 million and are being amortized to interest expense over the 10-year term of the 2019 Notes. The 2019 Notes are unsecured and unsubordinated obligations of the Company and rank equally with all of its existing and future senior unsecured debt. The 2019 Notes restrict the Company's ability to create certain liens, to enter into sale leaseback transactions, and to consolidate, merge or transfer all, or substantially all, of its assets. The Company has the option to redeem the 2019 Notes, as a whole or in part, at any time or from time to time, on at least 30 days, but not more than 60 days, prior notice to the holders of the Notes at a redemption price specified in the 2019 Notes. The 2019 Notes are subject to repurchase upon the occurrence of a change in control repurchase event (as defined in the 2019 Notes) at a repurchase price in cash equal to 101% of the aggregate principal amount of the Notes repurchased, plus any accrued and unpaid interest on the 2019 Notes repurchased.

2011 Notes

In June 2009, the Company completed a tender offer for the Company's 8.375% Notes due in 2011 (the "2011 Notes") of which $300 million in aggregate principal amount was outstanding prior to the tender offer. As a result of the tender offer, the Company retired $183.3 million of the 2011 Notes and recognized a pre-tax charge of $9.2 million in the 2009 second quarter for the costs of acquiring the 2011 Notes. As of December 31, 2010, $116.7 million in face value of the 2011 Notes remain outstanding.

The 2011 Notes are due December 15, 2011. Interest on the Notes is payable semi-annually, on June 15 and December 15, and is subject to adjustment under certain circumstances. These 2011 Notes contain default provisions with respect to default for the following, among other conditions: nonpayment of interest on the 2011 Notes for 30 days, default in payment of principal when due, or failure to cure the breach of a covenant as provided in the 2011 Notes. Any violation of the default provision could result in the requirement to immediately repay the borrowings. The 2011 Notes are presented on the balance sheet net of unamortized issuance costs of $0.3 million, which are being amortized over the term of the 2011 Notes.

The Company has deferred gains on settled interest rate swap contracts that are recognized as reductions to interest expense over the remaining life of the 2011 Notes, which is approximately one year. At December 31, 2010, the unrecognized deferred settlement gain was $0.9 million. Interest expense had been reduced by $0.9 million, $1.3 million, and $2.0 million for the years ended December 31, 2010, 2009, and 2008, respectively, in association with amortizing this gain.

Unsecured Credit Agreement

In December 2010, the Company amended its $400 million senior unsecured domestic revolving credit facility to extend the facility term to December 2015. The facility includes a $200 million sublimit for the issuance of letters of credit. Under the terms of the facility, the Company may increase the size of the credit facility by up to $100 million without seeking the further approval of the lending group. The facility requires the Company to maintain a leverage ratio (consolidated total indebtedness divided by consolidated earnings before interest, taxes and depreciation and amortization) of not greater than 3.25, and maintain an interest coverage ratio (consolidated earnings before interest and taxes divided by interest expense) of not less than 2.0. At December 31, 2010, the leverage ratio was 1.81 and the interest coverage ratio was 3.62. The definition of consolidated earnings before interest and taxes, and consolidated earnings before income, taxes, depreciation and amortization as used in the interest coverage and leverage ratios excludes any non-cash pension expense or income, and consolidated indebtedness in the leverage ratio is net of cash on hand in excess of $50 million. The Company was in compliance with these required ratios during all applicable periods. As of December 31, 2010, there had been no borrowings made under the facility, although a portion of the facility was used to support approximately $7 million in letters of credit.

Borrowings or letter of credit issuance under the unsecured facility bear interest at the Company's option at either: (1) the one-, two-, three- or six-month LIBOR rate plus a margin ranging from 1.50% to 2.25% depending upon the value of the leverage ratio as defined by the unsecured facility agreement; or (2) a base rate announced from time-to-time by the lending group (i.e., the Prime lending rate). In addition, the unsecured facility contains a facility fee of 0.25% to 0.50% depending upon the value of the leverage ratio. The Company's overall borrowing costs under the unsecured facility are not affected by changes in the Company's credit ratings.

Foreign and Other Credit Facilities

The Company has an additional separate credit facility for the issuance of letters of credit. As of December 31, 2010, $30 million in letters of credit were outstanding under this facility.

STAL, the Company's Chinese joint venture company in which ATI has a 60% interest, has a revolving credit facility with a group of banks that expires in 2012. Under the credit facility, STAL may borrow up to 205 million renminbi (approximately $31 million based on December 2010 exchange rates) at an interest rate equal to 90% of the applicable lending rate published by the People's Bank of China. The credit facility is supported solely by STAL's financial capability without any guarantees from the joint venture partners, and is intended to be utilized in the future to support the expansion of STAL's operations, which are located in Shanghai, China. The credit facility requires STAL to maintain a minimum level of shareholders' equity, and certain financial ratios. As of December 31, 2010, there had been no borrowings made under the STAL credit facility.

In addition, STAL had approximately $0.2 million in letters of credit outstanding as of December 31, 2010 related to the expansion of its operations in Shanghai, China. These letters of credit are supported solely by STAL's financial capability without any guarantees from the joint venture partners.

The Company's subsidiaries also maintain other credit agreements with various foreign banks, which provide for borrowings of up to approximately $39 million, including $13 million of short-term financing of trade accounts payable at STAL. At December 31, 2010, the Company had approximately $12 million of available borrowing capacity under these foreign credit agreements. These agreements provide for annual facility fees of up to 0.20%. The weighted average interest rate of foreign credit agreements as of December 31, 2010, was 1.25%.

The Company has no off-balance sheet financing relationships as defined in Item 303(a)(4) of SEC Regulation S-K, with variable interest entities, structured finance entities, or any other unconsolidated entities. At December 31, 2010, the Company had not guaranteed any third-party indebtedness.

Note 7. Derivative Financial Instruments and Hedging

As part of its risk management strategy, the Company, from time-to-time, utilizes derivative financial instruments to manage its exposure to changes in raw material prices, energy costs, foreign currencies, and interest rates. In accordance with applicable accounting standards, the Company accounts for all of these contracts as hedges. In general, hedge effectiveness is determined by examining the relationship between offsetting changes in fair value or cash flows attributable to the item being hedged, and the financial instrument being used for the hedge. Effectiveness is measured utilizing regression analysis and other techniques to determine whether the change in the fair market value or cash flows of the derivative exceeds the change in fair value or cash flow of the hedged item. Calculated ineffectiveness, if any, is immediately recognized on the statement of income.

The Company sometimes uses futures and swap contracts to manage exposure to changes in prices for forecasted purchases of raw materials, such as nickel, and natural gas. Generally under these contracts, which are accounted for as cash flow hedges, the price of the item being hedged is fixed at the time that the contract is entered into and the Company is obligated to make or receive a payment equal to the net change between this fixed price and the market price at the date the contract matures.

The majority of ATI's products are sold utilizing raw material surcharges and index mechanisms. However, as of December 31, 2010, the Company had entered into financial hedging arrangements primarily at the request of its customers, related to firm orders, for an aggregate notional amount of less than 2% of the Company's estimated annual nickel requirements. These nickel hedges extend to 2014.

At December 31, 2010, the outstanding financial derivatives used to hedge the Company's exposure to energy cost volatility included natural gas cost hedges for approximately 70% of its annual forecasted domestic requirements through 2011 and approximately 15% for 2012, and electricity hedges for Western Pennsylvania operations of approximately 45% of its forecasted on-peak and off-peak requirements for 2011 and approximately 30% for 2012.

While the majority of the Company's direct export sales are transacted in U.S. dollars, foreign currency exchange contracts are used, from time-to-time, to limit transactional exposure to changes in currency exchange rates for those transactions denominated in a non-U.S. currency. The Company sometimes purchases foreign currency forward contracts that permit it to sell specified amounts of foreign currencies expected to be received from its export sales for pre-established U.S. dollar amounts at specified dates. The forward contracts are denominated in the same foreign currencies in which export sales are denominated. These contracts are designated as hedges of the variability in cash flows of a portion of the forecasted future export sales transactions which otherwise would expose the Company to foreign currency risk. At December 31, 2010, the outstanding financial derivatives used to hedge the Company's exposure to foreign currency, primarily euros, represented approximately 15% of the Company's forecasted total international sales through 2012. In addition, the Company may also designate cash balances held in foreign currencies as hedges of forecasted foreign currency transactions.

The Company may enter into derivative interest rate contracts to maintain a reasonable balance between fixed- and floating-rate debt. There were no unsettled derivative financial instruments related to debt balances for the periods presented, although previously settled contracts remain a component of the recorded value of debt.

The fair values of the Company's derivative financial instruments are presented below. All fair values for these derivatives were measured using Level 2 information as defined by the accounting standard hierarchy, which includes quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs derived principally from or corroborated by observable market data.

(in millions): Asset derivatives	Balance sheet location		**December 31, 2010**		December 31, 2009
Derivatives designated as hedging instruments:					
Foreign exchange contracts	Prepaid expenses and other current assets	**$**	**10.0**	$	3.8
Nickel and other raw material contracts	Prepaid expenses and other current assets		**3.7**		14.9
Natural gas contracts	Prepaid expenses and other current assets		**-**		0.3
Electricity contracts	Prepaid expenses and other current assets		**0.4**		-
Foreign exchange contracts	Other assets		**0.5**		3.6
Nickel and other raw material contracts	Other assets		**0.8**		0.5
Electricity contracts	Other assets		**0.2**		-
Natural gas contracts	Other assets		**0.3**		0.3
Total derivatives designated as hedging instruments:			**15.9**		23.4
Derivatives not designated as hedging instruments:					
Foreign exchange contracts	Prepaid expenses and other current assets		**4.2**		-
Total derivatives not designated as hedging instruments:			**4.2**		-
Total asset derivatives		**$**	**20.1**	$	23.4

Liability derivatives	Balance sheet location				
Derivatives designated as hedging instruments:					
Natural gas contracts	Accrued liabilities	**$**	**16.7**	$	10.2
Foreign exchange contracts	Accrued liabilities		**2.0**		-
Electricity contracts	Accrued liabilities		**0.8**		-
Natural gas contracts	Other long-term liabilities		**0.8**		7.5
Electricity contracts	Other long-term liabilities		**0.5**		-
Foreign exchange contracts	Other long-term liabilities		**1.1**		-
Total liability derivatives		**$**	**21.9**	$	17.7

For derivative financial instruments that are designated as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (OCI) and reclassified into earnings in the same period or periods during which the hedged item affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current period results. The Company did not use fair value or net investment hedges for the periods presented. The effects of derivative instruments in the tables below are presented net of related income taxes.

Activity with regard to derivatives designated as cash flow hedges for the year ended December 31, 2010 were as follows (in millions):

Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in OCI on Derivatives (Effective Portion)		Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion) (a)		Amount of Gain (Loss) Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing) (b)	
	2010	2009	**2010**	2009	**2010**	2009
Nickel and other raw material contracts	**$ 6.6**	$ 22.6	**$ 13.3**	$ (10.2)	**$ -**	$ -
Natural gas contracts	**(10.7)**	(10.9)	**(10.6)**	(15.1)	**-**	-
Electricity contracts	**(0.4)**	-	**-**	-	**-**	-
Foreign exchange contracts	**10.1**	(1.2)	**10.1**	4.0	**-**	0.6
Total	**$ 5.6**	$ 10.5	**$ 12.8**	$ (21.3)	**$ -**	$ 0.6

(a) The gains (losses) reclassified from accumulated OCI into income related to the effective portion of the derivatives are presented in cost of sales.

(b) The gains recognized in income on derivatives related to the ineffective portion and the amount excluded from effectiveness testing are presented in selling and administrative expenses.

Assuming market prices remain constant with those at December 31, 2010, a loss of $3.3 million is expected to be recognized over the next 12 months.

The disclosures of gains or losses presented above for nickel and other raw material contracts and foreign currency contracts do not take into account the anticipated underlying transactions. Since these derivative contracts represent hedges, the net effect of any gain or loss on results of operations may be fully or partially offset.

Derivatives that are not designated as hedging instruments were as follows:

(In millions) Derivatives Not Designated as Hedging Instruments	Amount of Gain (Loss) Recognized in Income on Derivatives	
	2010	2009
Foreign exchange contracts	**$ 2.8**	$ -

Changes in the fair value of foreign exchange contract derivatives not designated as hedging instruments are recorded in cost of sales.

There are no credit risk-related contingent features in the Company's derivative contracts, and the contracts contained no provisions under which the Company has posted, or would be required to post, collateral. The counterparties to the Company's derivative contracts were substantial and creditworthy commercial banks that are recognized market makers. The Company controls its credit exposure by diversifying across multiple counterparties and by monitoring credit ratings and credit default swap spreads of its counterparties. The Company also enters into master netting agreements with counterparties when possible.

Note 8. Fair Value of Financial Instruments

The estimated fair value of financial instruments at December 31, 2010 was as follows:

		Fair Value Measurements at Reporting Date Using		
(In millions)	Total Carrying Amount	Total Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)
Cash and cash equivalents	$ 432.3	$ 432.3	$ 432.3	$ -
Derivative financial instruments:				
Assets	20.1	20.1	-	20.1
Liabilities	21.9	21.9	-	21.9
Debt (a)	1,063.3	1,328.4	1,284.9	43.5

The estimated fair value of financial instruments at December 31, 2009 was as follows:

		Fair Value Measurements at Reporting Date Using		
(In millions)	Total Carrying Amount	Total Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)
Cash and cash equivalents	$ 708.8	$ 708.8	$ 708.8	$ -
Derivative financial instruments:				
Assets	23.4	23.4	-	23.4
Liabilities	17.7	17.7	-	17.7
Debt (a)	1,071.1	1,285.5	1,234.8	50.7

(a) Includes fair value adjustments for settled interest rate swap contracts of $0.9 million at December 31, 2010, and $1.8 million at December 31, 2009.

In accordance with accounting standards, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Accounting standards established three levels of a fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash and cash equivalents: Fair values were determined using Level 1 information.

Derivative financial instruments: Fair values for derivatives were measured using exchange-traded prices for the hedged items. The fair value was determined using Level 2 information, including consideration of counterparty risk and the Company's credit risk.

Short-term and long-term debt: The fair values of the Allegheny Technologies 4.25% Convertible Notes, the Allegheny Technologies 9.375% Notes, the Allegheny Technologies 8.375% Notes, and the Allegheny Ludlum 6.95% debentures were based Level 1 information. The fair values of the other short-term and long-term debt were determined using Level 2 information.

Note 9. Pension Plans and Other Postretirement Benefits

The Company has defined benefit pension plans and defined contribution plans covering substantially all employees. Benefits under the defined benefit pension plans are generally based on years of service and/or final average pay. The Company funds the U.S. pension plans in accordance with the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code.

The Company also sponsors several postretirement plans covering certain salaried and hourly employees. The plans provide health care and life insurance benefits for eligible retirees. In most plans, Company contributions towards premiums are capped based on the cost as of a certain date, thereby creating a defined contribution. For the non-collectively bargained plans, the Company maintains the right to amend or terminate the plans at its discretion. For the year ended December 31, 2008, as required by accounting standards, the Company changed the date at which the assets and benefit obligations of pension and other postretirement benefit plans are measured. Assets and benefits are now measured at the date of the Company's statement of financial position, which is December 31, rather than the Company's measurement date of November 30, as previously permitted. The effects of this change are included in 2008 activity.

The components of pension (income) expense and components of other postretirement benefit expense for the Company's defined benefit plans included the following:

	Pension Benefits			Other Postretirement Benefits		
(in millions)	**2010**	2009	2008	**2010**	2009	2008
Service cost - benefits earned during the year	**$ 30.2**	$ 23.3	$ 28.2	**$ 3.1**	$ 2.9	$ 3.1
Interest cost on benefits earned in prior years	**131.9**	138.6	130.6	**28.9**	32.5	31.6
Expected return on plan assets	**(181.5)**	(156.4)	(200.9)	**(1.4)**	(1.5)	(5.6)
Amortization of prior service cost (credit)	**13.4**	16.6	16.8	**(18.1)**	(19.2)	(21.3)
Amortization of net actuarial loss	**77.4**	76.5	13.1	**6.0**	6.4	5.1
Total retirement benefit expense (income)	**$ 71.4**	$ 98.6	$ (12.2)	**$ 18.5**	$ 21.1	$ 12.9

Other postretirement benefit costs for a defined contribution plan were $0.2 million and $2.2 million for the years ended December 31, 2010 and 2009, respectively. As discussed in Note 13, Business Segments, ATI's retirement benefit expense for determining segment operating profit includes both pension expense and other postretirement benefit expenses.

Actuarial assumptions used to develop the components of defined benefit pension expense (income) and other postretirement benefit expense were as follows:

	Pension Benefits			Other Postretirement Benefits		
	2010	2009	2008	**2010**	2009	2008
Discount rate	**6.20%**	6.85 -7.5%(a)	6.25%	**6.20%**	6.85%	6.25%
Rate of increase in future compensation levels	**2.5% - 4.5%**	3% - 4.5%	3% - 4.5%	**-**	-	-
Expected long-term rate of return on assets	**8.75%**	8.75%	8.75%	**8.3%**	8.3%	9.0%

(a) The 2009 expense for the U.S. qualified defined benefit plan initially used a 6.85% discount rate. This plan was remeasured in the second quarter 2009 upon the Company's $350 million voluntary cash contribution, and a 7.5% discount rate was used to determine expense for this plan for the remainder of the year.

Actuarial assumptions used for the valuation of defined benefit pension and other postretirement benefit obligations at the end of the respective periods were as follows:

	Pension Benefits		Other Postretirement Benefits	
	2010	2009	**2010**	2009
Discount rate	**5.8%**	6.2%	**5.8%**	6.2%
Rate of increase in future compensation levels	**2.5% - 4.5%**	2.5% - 4.5%	**-**	-

A reconciliation of the funded status for the Company's defined benefit pension and other postretirement benefit plans at December 31, 2010 and 2009 was as follows:

	Pension Benefits		Other Postretirement Benefits	
(in millions)	**2010**	2009	**2010**	2009
Change in benefit obligations:				
Benefit obligation at beginning of year	**$ 2,220.7**	$ 2,069.3	**$ 509.4**	$ 520.9
Service cost	**30.2**	23.3	**3.1**	2.9
Interest cost	**131.9**	138.6	**28.9**	32.5
Benefits paid	**(176.9)**	(174.6)	**(53.5)**	(57.3)
Subsidy paid	**-**	-	**2.1**	2.5
Participant contributions	**0.7**	0.8	**-**	-
Effect of currency rates	**(2.7)**	3.6	**-**	-
Net actuarial (gains) losses - discount rate change	**94.3**	147.3	**15.1**	22.7
- other	**(4.6)**	12.4	**(5.5)**	(14.8)
Benefit obligation at end of year	**$ 2,293.6**	$ 2,220.7	**$ 499.6**	$ 509.4
Change in plan assets:				
Fair value of plan assets at beginning of year	**$ 2,163.5**	$ 1,686.8	**$ 17.1**	$ 35.0
Actual returns on plan assets and plan expenses	**244.7**	289.8	**(0.4)**	(4.1)
Employer contributions	**7.5**	357.5	**-**	-
Participant contributions	**0.7**	0.8	**-**	-
Effect of currency rates	**(2.1)**	3.2	**-**	-
Benefits paid	**(176.9)**	(174.6)	**(4.2)**	(13.8)
Fair value of plan assets at end of year	**$ 2,237.4**	$ 2,163.5	**$ 12.5**	$ 17.1
Amounts recognized in the balance sheet:				
Other assets	**$ 8.7**	$ -	**$ -**	$ -
Current liabilities	**(6.6)**	(6.6)	**(63.3)**	(68.0)
Noncurrent liabilities	**(58.3)**	(50.6)	**(423.8)**	(424.3)
Total amount recognized	**$ (56.2)**	$ (57.2)	**$ (487.1)**	$ (492.3)

Changes to accumulated other comprehensive loss related to pension and other postretirement benefit plans in 2010 and 2009 were as follows:

	Pension Benefits		Other Postretirement Benefits	
(in millions)	**2010**	2009	**2010**	2009
Beginning of year accumulated other comprehensive loss	**$ (1,035.2)**	$ (1,100.8)	**$ (66.6)**	$ (40.4)
Amortization of prior service cost (credit)	**77.4**	76.5	**(18.1)**	(19.2)
Amortization of net actuarial loss	**13.4**	16.6	**6.0**	6.4
Remeasurements	**(25.4)**	(27.5)	**(11.3)**	(13.4)
End of year accumulated other comprehensive loss	**$ (969.8)**	$ (1,035.2)	**$ (90.0)**	$ (66.6)
Net change in accumulated other comprehensive loss	**$ 65.4**	$ 65.6	**$ (23.4)**	$ (26.2)

Amounts included in accumulated other comprehensive loss at December 31, 2010 and 2009 were as follows:

	Pension Benefits		Other Postretirement Benefits	
(in millions)	**2010**	2009	**2010**	2009
Prior service cost (credit)	**$ (26.2)**	$ (39.6)	**$ 49.4**	$ 67.5
Net actuarial loss	**(943.6)**	(995.6)	**(139.4)**	(134.1)
Accumulated other comprehensive loss	**(969.8)**	(1,035.2)	**(90.0)**	(66.6)
Deferred tax effect	**369.6**	396.5	**34.7**	25.6
Accumulated other comprehensive income loss, net of tax	**$ (600.2)**	$ (638.7)	**$ (55.3)**	$ (41.0)

Retirement benefit expense for defined benefit plans in 2011 is estimated to be approximately $77 million, comprised of $56 million for pension expense and $21 million of expense for other postretirement benefits. Amounts in accumulated other comprehensive income (loss) that are expected to be recognized as components of net periodic benefit cost in 2011 are:

(in millions)	Pension Benefits	Other Postretirement Benefits	Total
Amortization of prior service cost (credit)	$ 11.3	$ (18.4)	$ (7.1)
Amortization of net actuarial loss	71.3	9.8	81.1
Amortization of accumulated other comprehensive income (loss)	$ 82.6	$ (8.6)	$ 74.0

The accumulated benefit obligation for all defined benefit pension plans was $2,239.4 million and $2,166.0 million at December 31, 2010 and 2009, respectively. Additional information for pension plans with accumulated benefit obligations in excess of plan assets:

	Pension Benefits	
(in millions)	**2010**	2009
Projected benefit obligation	**$ 123.2**	$ 102.5
Accumulated benefit obligation	**119.1**	98.6
Fair value of plan assets	**58.3**	54.0

Based upon current regulations and actuarial studies, the Company does not expect to be required to make cash contributions to its U.S. qualified defined benefit pension plan (U.S. Plan) for 2011. However, the Company may elect, depending upon the investment performance of the pension plan assets and other factors, to make voluntary cash contributions to this pension plan in the future. For 2011, the Company expects to fund benefits of approximately $4 million for its U.S. nonqualified benefit pension plans, and fund contributions of approximately $2 million to its U.K. defined benefit plan.

The Company contributes on behalf of certain union employees to a pension plan, which is administered by the USW and funded pursuant to a collective bargaining agreement. Pension expense and contributions to this plan were $0.9 million in 2010, $1.0 million in 2009, and $1.5 million in 2008.

The plan assets for the U.S. Plan represent approximately 97% of total pension plan assets at December 31, 2010. The U.S. Plan invests in a diversified portfolio consisting of an array of asset classes that attempts to maximize returns while minimizing volatility. These asset classes include U.S. domestic equities, developed market equities, emerging market equities, private equity, global high quality and high yield fixed income, and real estate. The Company continually monitors the investment results of these asset classes and its fund managers, and explores other potential asset classes for possible future investment.

U.S. Plan assets at December 31, 2010 and 2009 included 2.8 million shares of ATI common stock with a fair value of $154.5 million and $125.4 million, respectively. Dividends of $2.0 million were received by the U.S. Plan in both 2010 and 2009 on the ATI common stock held by this plan.

The fair values of the Company's pension plan assets at December 31, 2010, by asset category and by the level of inputs used to determine fair value, were as follows:

(in millions)		Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs
Asset category	Total	(Level 1)	(Level 2)	(Level 3)
Equity securities:				
ATI common stock	$ 154.5	$ 154.5	$ -	$ -
Other U.S. equities (a)	519.3	185.2	334.1	-
International equities (b)	266.7	21.5	245.2	-
Fixed income and cash equivalents (c)	1,020.3	150.6	867.3	2.4
Private equity	83.0	-	-	83.0
Hedge funds	124.0	-	-	124.0
Real estate and other	69.6	4.2	8.6	56.8
Total assets	**$ 2,237.4**	**$ 516.0**	**$ 1,455.2**	**$ 266.2**

(a) Includes investments in comingled funds that invest in U.S. equity securities, comprised of approximately 90% large-cap U.S. companies and 10% small-cap U.S. companies.

(b) Includes investments in comingled funds that invest in non-U.S. equity securities, comprised of approximately 80% developed countries and 20% emerging market economies.

(c) Fixed income investments are comprised of actively managed investments which include U.S. government and U.S. government agency securities, corporate bonds, mortgage-backed securities and other fixed income securities. To mitigate risk, investment managers have limitations regarding the amount of investment in particular securities and the credit quality of such investments.

Changes in the fair value of Level 3 pension plan assets for the year ended December 31, 2010 were as follows:

(in millions)	January 1, 2010 Balance	Net Realized and Unrealized Gains (Losses)	Net Purchases, Issuances and Settlements	Net Transfers Into (Out Of) Level 3	December 31, 2010 Balance
Fixed income and cash equivalents	$ 3.1	$ 0.2	$ (0.9)	$ -	$ 2.4
Private equity	81.4	1.9	(0.3)	-	83.0
Hedge funds	114.2	8.3	1.5	-	124.0
Real estate and other	49.0	7.9	(0.1)	-	56.8
Total	**$ 247.7**	**$ 18.3**	**$ 0.2**	**$ -**	**$ 266.2**

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Investments in U.S. and International equities, and Fixed Income are predominantly held in common/collective trust funds and registered investment companies. These investments are public investment vehicles valued using the net asset value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. In certain cases NAV is a quoted price in a market that is not active, and valuation is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within level 2 of the valuation hierarchy. Investments that are not actively traded, such as non-publicly traded real estate funds, are classified within level 3 of the valuation hierarchy, as the NAV is based on significant unobservable information.

Hedge fund investments are made as either (1) as a limited partner in a portfolio of underlying hedge funds managed by a general partner or (2) through commingled institutional funds (CIFs) that in-turn invest in various portfolios of hedge funds whereby the allocation of the Plan's investments to each CIF is managed by a third party Investment Manager. All hedge fund investments are classified within level 3 of the valuation hierarchy, as the valuations are substantially based on unobservable information.

Private equity investments include both Direct Funds and Fund-of-Funds. All private equity investments are classified as Level 3 in the valuation hierarchy, as the valuations are substantially based upon unobservable information. Direct Funds are investments in Limited Partnership (LP) interests. Fund-of-Funds are investments in private equity funds that invest in other private equity funds or LPs.

For certain investments classified as Level 3 which have formal financial valuations reported on a one-quarter lag, fair value is determined utilizing net asset values adjusted for subsequent cash flows, estimated financial performance and other significant events.

For 2011, the expected long-term rate of returns on defined benefit pension assets will be 8.50%. In developing the expected long-term rate of return assumptions, the Company evaluated input from its third party pension plan asset managers and actuaries, including reviews of their asset class return expectations and long-term inflation assumptions. The expected long-term rate of return is based on expected asset allocations within ranges for each investment category, and includes consideration of both historical and projected annual compound returns, weighted on a 65%/35% basis, respectively. The Company's actual returns on pension assets for the last five years have been 12.2% for 2010, 16.4% for 2009, (25.3)% for 2008, 10.9% for 2007, and 18.2% for 2006.

The target asset allocations for pension plans for 2011, by major investment category, are:

Asset category	Target asset allocation range
Equity securities:	
U. S. equities	18% - 38%
International equities	7% - 17%
Fixed income	35% - 45%
Private equity	0% - 10%
Hedge funds	0% - 10%
Real estate and other	0% - 10%
Cash and cash equivalents	0% - 10%

At December 31, 2010, other postretirement benefit plan assets of $12 million are primarily invested in private equity investments, which are classified as Level 3 in the valuation hierarchy, as the valuations are substantially based upon unobservable information. For 2011, the expected long-term rate of returns on these other postretirement benefit assets will be 8.3%. The expected return on other postretirement benefit plan assets is expected to be lower than the return on pension plan investments due to the mix of investments and the expected reduction of plan assets due to benefit payments.

Labor agreements with United Steelworkers' represented employees require the Company to make contributions to independently administered VEBA trusts based upon the attainment of a certain level of profitability. The Company expects to contribute approximately $23 million of contributions tied to profitability levels to these VEBA trusts in 2011.

Pension costs for defined contribution plans were $18.8 million in 2010, $18.0 million in 2009, and $21.3 million in 2008. Company contributions to these defined contribution plans are funded with cash.

The following table summarizes expected benefit payments from the Company's various pension and other postretirement benefit defined benefit plans through 2020, and also includes estimated Medicare Part D subsidies projected to be received during this period based on currently available information.

(in millions)	**Pension Benefits**	**Other Postretirement Benefits**	**Medicare Part D Subsidy**
2011	$ 163.9	$ 65.0	$ 1.6
2012	163.9	63.4	1.7
2013	163.7	44.8	1.7
2014	164.0	43.8	1.7
2015	166.5	47.3	1.7
2016-2020	845.8	202.8	7.8

The annual assumed rate of increase in the per capita cost of covered benefits (the health care cost trend rate) for health care plans was 9.5% in 2011 and is assumed to gradually decrease to 5.0% in the year 2028 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects:

(in millions)	One Percentage Point Increase	One Percentage Point Decrease
Effect on total of service and interest cost components for the year ended December 31, 2010	$ 0.6	$ (0.6)
Effect on other postretirement benefit obligation at December 31, 2010	$ 10.9	$ (9.7)

Note 10. Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss), net of tax, at December 31, 2010 and 2009 were as follows:

(in millions)	**2010**	2009
Attributable to ATI		
Pension plans and other postretirement benefits	**$ (655.5)**	$ (679.7)
Foreign currency translation	**(5.9)**	2.7
Derivative financial instruments	**(3.7)**	3.5
Accumulated other comprehensive income (loss) attributable to ATI	**$ (665.1)**	$ (673.5)
Attributable to noncontrolling interests		
Foreign currency translation	**$ 16.0**	$ 12.8
Accumulated other comprehensive income attributable to noncontrolling interests	**$ 16.0**	$ 12.8

Other comprehensive income (loss) amounts are net of applicable income tax expense (benefit) for each year presented. Foreign currency translation adjustments, including those pertaining to noncontrolling interests, are generally not adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries.

Note 11. Stockholders' Equity

Preferred Stock

Authorized preferred stock may be issued in one or more series, with designations, powers and preferences as shall be designated by the Board of Directors. At December 31, 2010, there were no shares of preferred stock issued.

Common Stock

On November 1, 2007, the Company's Board of Directors approved a share repurchase program of $500 million. As of December 31, 2010, 6,837,000 shares had been purchased in open market transactions under this program at a cost of $339.5 million. There were no share repurchases under this program in 2010 or 2009. Per share amounts reflect the effect of the shares repurchased on a weighted average basis for the periods presented.

Share-based Compensation

The Company sponsors three principal share-based incentive compensation programs. During 2007, the Company adopted the Allegheny Technologies Incorporated 2007 Incentive Plan (the "Incentive Plan"), which was amended and restated in 2010. Awards earned under share-based incentive compensation programs are generally paid with shares held in treasury, if sufficient treasury shares are held, and any additional required share payments are made with newly issued shares. At December 31, 2010, approximately 1.4 million shares of common stock were available for future awards under the Incentive Plan. The general terms of each arrangement granted under the Incentive Plan, and predecessor plans, the method of estimating fair value for each arrangement, and award activity is reported below.

Stock option awards: The Company ceased granting stock options to employees in 2003 and to non-employee directors in 2006. As of December 31, 2010, there were no unvested stock option awards.

Stock option transactions under the Company's plans for the years ended December 31, 2010, 2009, and 2008 are summarized as follows:

(shares in thousands)	2010 Number of shares	2010 Weighted Average Exercise Price	2009 Number of shares	2009 Weighted Average Exercise Price	2008 Number of shares	2008 Weighted Average Exercise Price
Outstanding, beginning of year	**701**	**$ 9.01**	823	$ 9.96	897	$ 11.43
Granted	**-**	**-**	-	-	-	-
Exercised	**(98)**	**14.21**	(76)	11.43	(31)	9.69
Cancelled	**(3)**	**18.09**	(46)	21.99	(43)	40.67
Outstanding at end of year	**600**	**$ 8.11**	701	$ 9.01	823	$ 9.96
Exercisable at end of year	**600**	**$ 8.11**	701	$ 9.01	823	$ 9.96

Options outstanding at December 31, 2010 were as follows:

(shares in thousands, life in years) Range of Exercise Prices	Options Outstanding and Exercisable: Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 3.63 - $7.00	291	2.1	$ 4.20
7.01 - 10.00	191	1.8	7.26
10.01 - 15.00	39	1.4	12.56
15.01 - 20.00	68	0.9	17.03
20.01 - 30.00	4	4.3	24.38
30.01 - 72.46	7	5.3	72.46
	600	1.9	$ 8.11

The aggregate intrinsic value of options outstanding and exercisable as of December 31, 2010 was $28.2 million. The aggregate intrinsic value represents the total pretax intrinsic value (the difference between the Company's closing stock price on the last trading day of the fourth quarter of fiscal 2010 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2010.

Nonvested stock awards: Awards of nonvested stock are granted to employees, with either performance and/or service conditions. Awards of nonvested stock are also granted to non-employee directors, with service conditions. For nonvested stock awarded in 2009 and 2008 nonvested shares participate in cash dividends during the restriction period. For nonvested stock awarded in 2010, dividend equivalents, whether in stock or cash form, are not paid until the underlying award vests.

The fair value of nonvested stock awards is measured based on the stock price at the grant date, adjusted for non-participating dividends, as applicable, based on the current dividend rate. For nonvested stock awards to employees in 2010, 2009, and 2008, under the Company's Performance/Restricted Stock Program (PRSP), one-half of the nonvested stock ("performance shares") vests only on the attainment of an income target, measured over a cumulative three-year period. The remaining nonvested stock awarded to employees vests over a service period of five years, with accelerated vesting to three years if the performance shares' vesting criterion is attained. Expense for each of these awards is recognized based on estimates of attaining the performance criterion, including estimated forfeitures. As of December 31, 2010, the income statement metrics for the 2010 and 2009 awards were expected to be attained for the performance shares, and expense for both portions of the awards was recognized on a straight line basis based on a three-year vesting assumption. The income statement metric for the 2008 PRSP nonvested stock award was not met, and 66,483 shares were forfeited as of December 31, 2010. Expense for the remaining portion of 2008 PRSP award is being recognized over the five year service vesting period.

In 2010, the Company made nonvested stock awards to certain executives under the Performance Equity Payment Plan (PEPP). These stock awards have single year vesting if an income target is attained, and dividends on these nonvested shares are escrowed and paid in cash when and if the shares vest. Based on the Company's attainment of predetermined levels of earnings, 65,014 PEPP nonvested stock awards vested in 2010.

Compensation expense related to all nonvested stock awards was $12.9 million in 2010, $6.2 million in 2009, and $9.4 million in 2008. Approximately $15.7 million of unrecognized fair value compensation expense relating to nonvested stock awards is expected to be recognized through 2013 based on estimates of attaining performance vesting criteria, including estimated forfeitures.

(Shares in thousands, $ in millions)	**2010**		2009		2008	
	Number of shares	**Weighted Average Grant Date Fair Value**	Number of shares	Weighted Average Grant Date Fair Value	Number of shares	Weighted Average Grant Date Fair Value
Nonvested, beginning of year	**740**	**$ 26.9**	281	$ 25.7	223	$ 18.2
Granted	**400**	**17.0**	590	13.7	162	13.3
Vested	**(78)**	**(4.3)**	(105)	(10.7)	(89)	(4.6)
Forfeited	**(86)**	**(6.3)**	(26)	(1.8)	(15)	(1.2)
Nonvested, end of year	**976**	**$ 33.3**	740	$ 26.9	281	$ 25.7

Total shareholder return incentive compensation program ("TSRP") awards: Awards under the TSRP are granted at a target number of shares, and vest based on the measured return of the Company's stock price and dividend performance at the end of three-year periods as compared to the stock price and dividend performance of a group of industry peers. In 2010, the Company established a 2010-2012 TSRP, with 243,076 shares as the target award level. The actual number of shares awarded may range from a minimum of zero to a maximum of three times target. Fair values for the TSRP awards were estimated using Monte Carlo simulations of stock price correlation, projected dividend yields and other variables over three-year time horizons matching the TSRP performance periods. Compensation expense was $14.9 million in 2010, $14.5 million in 2009, and $11.0 million in 2008 for the fair value of TSRP awards.

The estimated fair value of each TSRP award, including the projected shares to be awarded, and future compensation expense to be recognized for TSRP awards, including estimated forfeitures, was as follows:

(Shares in thousands, $ in millions)

TSRP Award Performance Period	TSRP Award Fair Value	December 31, 2010 Unrecognized Compensation Expense	Minimum Shares	Target Shares	Maximum Shares
2008 - 2010	$ 11.1	$ -	-	87	261
2009 - 2011	$ 16.1	5.4	-	390	1,171
2010 - 2012	$ 23.1	17.3	-	224	671
Total		**$ 22.7**	**-**	**701**	**2,103**

An award was earned for the 2008-2010 TSRP performance period based on the Company's stock price performance for the three-year period ended December 31, 2010, which resulted in the issuance of 75,920 shares of stock to participants in the 2011 first quarter.

Undistributed Earnings of Investees

Stockholders' equity includes undistributed earnings of investees accounted for under the equity method of accounting of approximately $24 million at December 31, 2010.

Note 12. Income Taxes

The income tax provision (benefit) was as follows:

(in millions)		**2010**		2009		2008
Current:						
Federal	**$**	**(47.3)**	$	(91.3)	$	142.5
State		**(4.4)**		(2.8)		14.0
Foreign		**8.9**		(1.8)		8.9
Total		**(42.8)**		(95.9)		165.4
Deferred:						
Federal		**83.4**		115.5		114.0
State		**6.0**		3.8		12.6
Foreign		**0.4**		3.5		2.2
Total		**89.8**		122.8		128.8
Income tax provision	**$**	**47.0**	$	26.9	$	294.2

The following is a reconciliation of income taxes computed at the statutory U.S. Federal income tax rate to the actual effective income tax provision:

			Income Tax Provision			
(in millions)		**2010**		2009		2008
Taxes computed at the federal rate	**$**	**44.0**	$	22.7	$	301.0
State and local income taxes, net of federal tax benefit		**5.5**		(0.6)		26.7
Tax law changes		**5.8**		-		-
Foreign earnings taxed at different rate		**(4.8)**		(0.4)		(4.7)
Tax reserve adjustments		**(6.2)**		1.6		(2.8)
Valuation allowance		**1.6**		5.7		-
Adjustment to prior years' taxes		**(1.9)**		(3.0)		(11.9)
Manufacturing deduction		**-**		-		(11.3)
Other		**3.0**		0.9		(2.8)
Income tax provision:	**$**	**47.0**	$	26.9	$	294.2

Tax law changes include $5.3 million associated with the Patient Protection and Affordable Care Act. Under this legislation, the tax advantage of the subsidy to encourage companies to provide retiree prescription drug coverage was eliminated. Although the elimination of this tax advantage under the new legislation does not take effect until 2013, the Company was required by U.S. generally accepted accounting principles to recognize the full accounting impact in the period in which the Act became law. Since future anticipated retiree health care liabilities and related tax subsidies were already reflected in ATI's financial statements, the change in law resulted in a reduction of the value of the Company's deferred tax asset related to the subsidy. Tax law changes due to the Small Business Jobs and Credit Act, which allows businesses of all sizes to accelerate depreciation on certain property placed into service in 2010, resulted in a taxable loss for U.S. Federal purposes in 2010, which increased the Company's ability to recover prior years' cash taxes paid, but eliminated the current year tax benefit of the manufacturing deduction.

In general, the Company is responsible for filing consolidated U.S. Federal, foreign and combined, unitary or separate state income tax returns. The Company is responsible for paying the taxes relating to such returns, including any subsequent adjustments resulting from the redetermination of such tax liability by the applicable taxing authorities. No provision has been made for U.S. Federal, state or additional foreign taxes related to undistributed earnings of foreign subsidiaries which have been permanently re-invested.

Income before income taxes for the Company's U.S. and non-U.S. operations was as follows:

(in millions)		**2010**		2009		2008
U.S.	**$**	**87.1**	$	57.9	$	815.4
Non-U.S.		**38.6**		7.0		52.3
Income before income taxes	**$**	**125.7**	$	64.9	$	867.7

Income taxes paid and amounts received as refunds were as follows:

(in millions)		**2010**		2009		2008
Income taxes paid	**$**	**28.8**	$	45.0	$	213.5
Income tax refunds received		**(20.9)**		(124.3)		(34.2)
Income taxes paid (received), net	**$**	**7.9**	$	(79.3)	$	179.3

Deferred income taxes result from temporary differences in the recognition of income and expense for financial and income tax reporting purposes, and differences between the fair value of assets acquired in business combinations accounted for as purchases for financial reporting purposes and their corresponding tax bases. Deferred income taxes represent future tax benefits or costs to be recognized when those temporary differences reverse. The categories of assets and liabilities that have resulted in differences in the timing of the recognition of income and expense at December 31, 2010 and 2009 were as follows:

(in millions)		**2010**		2009
Deferred income tax assets				
Postretirement benefits other than pensions	**$**	**177.2**	$	188.2
State net operating loss tax carryovers		**30.2**		27.9
Federal and state tax credits		**30.1**		27.4
Deferred compensation and other benefit plans		**22.1**		15.7
Self insurance reserves		**10.1**		14.3
Other items		**70.5**		93.1
Gross deferred income tax assets		**340.2**		366.6
Valuation allowance for deferred tax assets		**(21.4)**		(19.9)
Total deferred income tax assets		**318.8**		346.7
Deferred income tax liabilities				
Bases of property, plant and equipment		**305.8**		229.0
Inventory valuation		**57.4**		47.1
Other items		**29.8**		31.2
Total deferred tax liabilities		**393.0**		307.3
Net deferred tax (liability) asset	**$**	**(74.2)**	$	39.4

The Company had $21.4 million and $19.9 million in deferred tax asset valuation allowances at December 31, 2010 and 2009, respectively, related to state deferred tax assets. The valuation allowance at December 31, 2010 includes $8.8 million for state net operating loss tax carryforwards, $8.8 million for state tax credits and $3.8 million for state temporary differences, since the Company has concluded, based on current state tax laws, that it is more likely than not that these tax benefits would not be realized. For these state net operating loss tax carryforwards, expiration will generally occur in 20 years and utilization of the tax benefit is limited to $3 million per year or 20% of apportioned income, which ever is greater.

The changes in the liability for unrecognized income tax benefits for the years ended December 31, 2010, 2009 and 2008 were as follows:

(in millions)		2010		2009		2008
Balance at beginning of year	$	**37.3**	$	34.7	$	38.1
Increases in prior period tax positions		**1.5**		1.2		0.1
Decreases in prior period tax positions		**(15.8)**		-		(7.0)
Increases in current period tax positions		**0.3**		0.7		2.1
Decreases in current period tax positions		**-**		(0.8)		-
Settlements		**(1.1)**		-		-
Interest and penalties, net		**(5.1)**		1.5		1.4
Balance at end of year	$	**17.1**	$	37.3	$	34.7

For the year ended December 31, 2010, as a result of the settlements of uncertain income tax positions, the liability for unrecognized income tax benefits was reduced by $18.5 million, including $5.7 million of interest and penalties. The settlements increased deferred tax liabilities by $12.8 million, and the interest and penalty component reduced the current year's income tax provision. Additionally, the Company's income tax provision included charges related to uncertain tax positions in the amount of $1.8 million, and interest and penalties of $0.6 million. At December 31, 2010, interest and penalties included in the liability for unrecognized tax benefits were $3.2 million.

Including tax positions for which the Company determined that the tax position would not meet the more-likely-than-not recognition threshold upon examination by the tax authorities based upon the technical merits of the position, the total estimated unrecognized tax benefit that, if recognized, would affect our effective tax rate was approximately $12 million. At this time, the Company believes that it is reasonably possible that approximately $2 million of the estimated unrecognized tax benefits as of December 31, 2010 will be recognized within the next twelve months based on the expiration of statutory review periods.

The Company, and/or one of its subsidiaries, files income tax returns in the U.S. Federal jurisdiction and in various state and foreign jurisdictions. A summary of tax years that remain subject to examination, by major tax jurisdiction, is as follows:

Jurisdiction	Earliest Year Open to Examination
U.S. Federal	2009
States:	
Alabama	2007
Illinois	2008
North Carolina	2007
Oregon	2007
Pennsylvania	2007
Foreign:	
China	2006
Germany	2006
United Kingdom	2006

Note 13. Business Segments

The Company operates in three business segments: High Performance Metals, Flat-Rolled Products and Engineered Products. The High Performance Metals segment produces, converts and distributes a wide range of high performance alloys, including titanium and titanium-based alloys, nickel- and cobalt-based alloys and superalloys, exotic alloys such as zirconium, hafnium, niobium, nickel-titanium, and their related alloys, advanced powder alloys, and other specialty metals, primarily in long product forms such as ingot, billet, bar, shapes and rectangles, rod, wire, seamless tube, and castings. The companies in this segment include ATI Allvac, ATI Allvac Ltd (U.K.), ATI Wah Chang, and ATI Powder Metals.

The Flat-Rolled Products segment produces, converts and distributes stainless steel, nickel-based alloys, specialty alloys, and titanium and titanium-based alloys in a variety of product forms, including plate, sheet, engineered strip and Precision Rolled Strip® products as well as grain-oriented electrical steel sheet. The companies in this segment include ATI Allegheny Ludlum, STAL, in which the Company has a 60% ownership interest, and ATI's 50% interest in Uniti, which is accounted for under the equity method. Sales to Uniti, which are included in ATI's consolidated statements of income, were $98.3 million in 2010, $80.5 million in 2009, and $199.1 million in 2008. ATI's share of Uniti's income (loss) was $2.5 million in 2010, $(2.7) million in 2009, and $11.3 million in 2008, which is included in the Flat-Rolled Products segment's operating profit, and within cost of sales in the consolidated statements of income. The remaining 50% interest in Uniti is held by VSMPO, a Russian producer of titanium, aluminum, and specialty steel products.

The Engineered Products segment's principal business produces tungsten powder, tungsten heavy alloys, tungsten carbide materials and carbide cutting tools. This segment also produces carbon alloy steel impression die forgings and large grey and ductile iron castings, and performs precision metals processing services. The companies in this segment are ATI Tungsten Materials, ATI Portland Forge, ATI Casting Service and ATI Precision Finishing.

Intersegment sales are generally recorded at full cost or market. Common services are allocated on the basis of estimated utilization.

(in millions)	**2010**	2009	2008
Total sales:			
High Performance Metals	**$ 1,410.5**	$ 1,357.4	$ 2,134.4
Flat-Rolled Products	**2,360.2**	1,564.9	2,968.4
Engineered Products	**411.7**	268.8	506.8
Total sales	**4,182.4**	3,191.1	5,609.6
Intersegment sales:			
High Performance Metals	**73.0**	57.4	189.5
Flat-Rolled Products	**21.7**	48.8	59.3
Engineered Products	**39.9**	30.0	51.1
Total intersegment sales	**134.6**	136.2	299.9
Sales to external customers			
High Performance Metals	**1,337.5**	1,300.0	1,944.9
Flat-Rolled Products	**2,338.5**	1,516.1	2,909.1
Engineered Products	**371.8**	238.8	455.7
Total sales to external customers	**$ 4,047.8**	$ 3,054.9	$ 5,309.7

Total direct international sales were $1,283.8 million in 2010, $950.4 million in 2009, and $1,493.4 million in 2008. Of these amounts, sales by operations in the United States to customers in other countries were $950.4 million in 2010, $678.6 million in 2009, and $1,093.6 million in 2008.

(in millions)	**2010**	2009	2008
Operating profit (loss)			
High Performance Metals	**$ 257.8**	$ 234.7	$ 539.0
Flat-Rolled Products	**85.9**	71.3	385.0
Engineered Products	**12.8**	(23.8)	20.9
Total operating profit	**356.5**	282.2	944.9
Corporate expenses	**(64.1)**	(53.1)	(56.8)
Interest expense, net	**(62.7)**	(19.3)	(3.5)
Other expenses, net of gains on asset sales	**(13.9)**	(13.8)	(8.5)
Debt extinguishment costs	**-**	(9.2)	-
Retirement benefit expense	**(90.1)**	(121.9)	(8.4)
Income before income taxes	**$ 125.7**	$ 64.9	$ 867.7

Business segment operating profit excludes costs for restructuring charges, retirement benefit income or expense, corporate expenses, interest expenses, debt extinguishment costs, and costs associated with closed operations. These costs are excluded for segment reporting to provide a profit measure based on what management considers to be controllable costs at the segment level. Retirement benefit expense includes both pension expense and other postretirement benefit expenses. In April 2008, the Company entered into a new five-year labor agreement with United Steelworkers represented employees at the Wah Chang operation and agreed to establish a Voluntary Employee Benefit Association (VEBA) trust for certain postretirement benefits. For the years ended December 31, 2010, 2009 and 2008, the Company recognized $0.2 million, $2.2 million and $7.7 million of expense, respectively, for this VEBA, which is included in retirement benefit expense as reported above in business segments.

Other expenses, net of gains on asset sales, includes charges incurred in connection with closed operations, pretax gains and losses on the sale of surplus real estate, non-strategic investments, and other assets, and other non-operating income or expense, which are primarily included in selling and administrative expenses, and in other income (expense) in the consolidated statement of income. In 2010, the Company recorded $13.9 million in other charges primarily related to closed companies, including $2.1 million for environmental costs, $2.8 million for real estate costs at closed companies, and $9.0 million for other expenses including legal matters and foreign exchange losses. In 2009, the Company recorded $13.8 million in other charges primarily related to closed companies, including $2.8 million for environmental costs, $3.7 million for real estate costs at closed companies, and $7.3 million for other expenses including legal matters. In 2008, the Company recorded $8.5 million in other charges primarily related to closed companies, including $2.6 million for environmental costs, $2.6 million for real estate costs at closed companies, and $3.3 million for other expenses including legal matters and foreign exchange losses.

Certain additional information regarding the Company's business segments is presented below:

(in millions)		**2010**		2009		2008
Depreciation and amortization:						
High Performance Metals	$	**77.7**	$	65.3	$	57.1
Flat-Rolled Products		**48.1**		47.6		44.5
Engineered Products		**14.3**		16.1		13.6
Corporate		**1.4**		3.6		3.6
Total depreciation and amortization		**141.5**		132.6		118.8
Capital expenditures:						
High Performance Metals		**113.7**		298.0		367.3
Flat-Rolled Products		**95.8**		104.8		115.5
Engineered Products		**9.1**		9.6		31.4
Corporate		**0.5**		3.0		1.5
Total capital expenditures		**219.1**		415.4		515.7
Identifiable assets:						
High Performance Metals		**2,283.4**		2,106.3		1,886.9
Flat-Rolled Products		**1,362.0**		1,117.0		1,121.7
Engineered Products		**295.5**		259.0		308.8
Corporate:						
Prepaid pension cost		**8.7**		-		-
Deferred taxes		**-**		63.1		281.6
Cash and cash equivalents and other		**544.0**		800.6		571.4
Total assets	$	**4,493.6**	$	4,346.0	$	4,170.4

Geographic information for external sales based on country of origin, and assets, are as follows:

($ in millions)		**2010**	**Percent of total**		2009	Percent of total		2008	Percent of total
External sales:									
United States	$	**2,764.0**	**68%**	$	2,104.4	69%	$	3,816.4	72%
China		**234.5**	**6%**		185.2	6%		253.9	5%
Germany		**183.7**	**5%**		123.2	4%		184.1	3%
Italy		**175.7**	**4%**		53.8	2%		52.9	1%
United Kingdom		**118.1**	**3%**		118.5	4%		229.2	4%
Canada		**109.0**	**3%**		114.2	4%		154.1	3%
France		**94.3**	**2%**		91.9	3%		165.2	3%
Mexico		**56.6**	**1%**		17.6	1%		46.2	1%
Netherlands		**37.9**	**1%**		12.4	0%		9.5	0%
Other		**274.0**	**7%**		233.7	7%		398.2	8%
Total External Sales	$	**4,047.8**	**100%**	$	3,054.9	100%	$	5,309.7	100%

($ in millions)		2010	Percent of total		2009	Percent of total		2008	Percent of total
Total assets:									
United States	$	**3,853.9**	**86%**	$	3,759.4	87%	$	3,582.0	86%
China		**250.4**	**6%**		224.0	5%		189.4	4%
United Kingdom		**200.4**	**4%**		175.4	4%		196.8	5%
Luxembourg (a)		**97.3**	**2%**		105.1	2%		77.5	2%
Other		**91.6**	**2%**		82.1	2%		124.7	3%
Total Assets	$	**4,493.6**	**100%**	$	4,346.0	100%	$	4,170.4	100%

(a) Comprises assets held by the Company's European Treasury Center operation.

Note 14. Per Share Information

The following table sets forth the computation of basic and diluted net income per common share:

(in millions, except per share amounts) Years ended December 31,		2010		2009		2008
Numerator:						
Numerator for basic and diluted net income per common share - net income attributable to ATI	$	**70.7**	$	31.7	$	565.9
Denominator:						
Denominator for basic net income per common share - weighted average shares		**97.45**		97.21		99.13
Effect of dilutive securities:						
Share-based compensation		**1.27**		0.92		0.71
Denominator for diluted net income per common share - adjusted weighted average shares and assumed conversions		**98.72**		98.13		99.84
Basic net income attributable to ATI per common share	$	**0.73**	$	0.33	$	5.71
Diluted net income attributable to ATI per common share	$	**0.72**	$	0.32	$	5.67

Common stock that would be issuable upon the assumed conversion of the 2014 Convertible Notes and other option equivalents and contingently issuable shares were excluded from the computation of contingently issuable shares, and therefore, from the denominator for diluted earnings per share, as the effect of inclusion would have been anti-dilutive. Excluded shares for 2010 and 2009 were 9.6 million and 5.7 million, respectively.

Note 15. Financial Information for Subsidiary and Guarantor Parent

The payment obligations under the $150 million 6.95% debentures due 2025 issued by Allegheny Ludlum Corporation (the "Subsidiary") are fully and unconditionally guaranteed by Allegheny Technologies Incorporated (the "Guarantor Parent"). In accordance with positions established by the Securities and Exchange Commission, the following financial information sets forth separately financial information with respect to the Subsidiary, the non-guarantor subsidiaries and the Guarantor Parent. The principal elimination entries eliminate investments in subsidiaries and certain intercompany balances and transactions. Investments in subsidiaries, which are eliminated in consolidation, are included in other assets on the balance sheets.

Allegheny Technologies is the plan sponsor for the U.S. qualified defined benefit pension plan (the "Plan") which covers certain current and former employees of the Subsidiary and the non-guarantor subsidiaries. As a result, the balance sheets presented for the Subsidiary and the non-guarantor subsidiaries do not include any Plan assets or liabilities, or the related deferred taxes. The Plan assets, liabilities and related deferred taxes and pension income or expense are recognized by the Guarantor Parent. Management and royalty fees charged to the Subsidiary and to the non-guarantor subsidiaries by the Guarantor Parent have been excluded solely for purposes of this presentation.

Cash flows related to intercompany activity between the Guarantor Parent, the Subsidiary, and the non-guarantor subsidiaries are presented as financing activities on the condensed statements of cash flows.

Allegheny Technologies Incorporated
Financial Information for Subsidiary and Guarantor Parent
Balance Sheets
December 31, 2010

(In millions)	Guarantor Parent	Subsidiary	Non-guarantor Subsidiaries	Eliminations	Consolidated
Assets:					
Cash and cash equivalents	$ 1.9	$ 159.1	$ 271.3	$ -	$ 432.3
Accounts receivable, net	0.1	233.3	312.0	-	545.4
Inventories, net	-	232.6	791.9	-	1,024.5
Prepaid expenses and other current assets	48.6	19.2	45.1	-	112.9
Total current assets	50.6	644.2	1,420.3	-	2,115.1
Property, plant and equipment, net	2.8	483.5	1,503.0	-	1,989.3
Cost in excess of net assets acquired	-	112.2	94.6	-	206.8
Investments in subsidiaries and other assets	4,249.2	1,554.2	1,001.0	(6,622.0)	182.4
Total assets	$ 4,302.6	$ 2,794.1	$ 4,018.9	$ (6,622.0)	$ 4,493.6
Liabilities and stockholders' equity:					
Accounts payable	$ 5.5	$ 173.3	$ 215.3	$ -	$ 394.1
Accrued liabilities	1,179.3	62.9	704.8	(1,697.1)	249.9
Deferred income taxes	5.6	-	-	-	5.6
Short-term debt and current portion of long-term debt	117.3	10.4	13.7	-	141.4
Total current liabilities	1,307.7	246.6	933.8	(1,697.1)	791.0
Long-term debt	752.5	350.8	18.6	(200.0)	921.9
Accrued postretirement benefits	-	236.6	187.2	-	423.8
Pension liabilities	12.9	6.2	39.2	-	58.3
Deferred income taxes	68.6	-	-	-	68.6
Other long-term liabilities	31.5	20.0	49.1	-	100.6
Total liabilities	2,173.2	860.2	1,227.9	(1,897.1)	2,364.2
Total stockholders' equity	2,129.4	1,933.9	2,791.0	(4,724.9)	2,129.4
Total liabilities and stockholders' equity	$ 4,302.6	$ 2,794.1	$ 4,018.9	$ (6,622.0)	$ 4,493.6

Allegheny Technologies Incorporated
Financial Information for Subsidiary and Guarantor Parent
Statements of Operations
For the year ended December 31, 2010

(In millions)	Guarantor Parent	Subsidiary	Non-guarantor Subsidiaries	Eliminations	Consolidated
Sales	$ -	$ 2,056.5	$ 1,991.3	$ -	$ 4,047.8
Cost of sales	44.0	1,968.4	1,545.1	-	3,557.5
Selling and administrative expenses	126.2	28.8	149.9	-	304.9
Income (loss) before interest, other income and income taxes	(170.2)	59.3	296.3	-	185.4
Interest expense, net	(52.2)	(10.2)	(0.3)	-	(62.7)
Other income (expense) including equity in income of unconsolidated subsidiaries	348.1	8.5	3.8	(357.4)	3.0
Income before income tax provision	125.7	57.6	299.8	(357.4)	125.7
Income tax provision	47.0	20.0	124.0	(144.0)	47.0
Net income	78.7	37.6	175.8	(213.4)	78.7
Less: Net income attributable to noncontrolling interest	8.0	-	8.0	(8.0)	8.0
Net income attributable to ATI	$ 70.7	$ 37.6	$ 167.8	$ (205.4)	$ 70.7

Condensed Statements of Cash Flows
For the year ended December 31, 2010

(In millions)	Guarantor Parent	Subsidiary	Non-guarantor Subsidiaries	Eliminations	Consolidated
Cash flows provided by (used in) operating activities	$ (23.8)	$ (188.9)	$ 271.2	$ (31.4)	$ 27.1
Cash flows used in investing activities	(0.2)	(68.7)	(123.0)	(24.9)	(216.8)
Cash flows provided by (used in) financing activities	18.7	(55.5)	(106.3)	56.3	(86.8)
Increase (decrease) in cash and cash equivalents	$ (5.3)	$ (313.1)	$ 41.9	$ —	$ (276.5)

Allegheny Technologies Incorporated
Financial Information for Subsidiary and Guarantor Parent
Balance Sheets
December 31, 2009

(In millions)	Guarantor Parent	Subsidiary	Non-guarantor Subsidiaries	Eliminations	Consolidated
Assets:					
Cash and cash equivalents	$ 7.0	$ 472.2	$ 229.6	$ -	$ 708.8
Accounts receivable, net	0.2	156.1	235.7	-	392.0
Inventories, net	-	159.9	665.6	-	825.5
Prepaid expenses and other current assets	16.3	7.6	47.4	-	71.3
Total current assets	23.5	795.8	1,178.3	-	1,997.6
Property, plant and equipment, net	3.6	429.7	1,474.6	-	1,907.9
Cost in excess of net assets acquired	-	112.1	95.7	-	207.8
Deferred income taxes	63.1	-	-	-	63.1
Investments in subsidiaries and other assets	3,969.0	1,422.5	999.5	(6,221.4)	169.6
Total assets	$ 4,059.2	$ 2,760.1	$ 3,748.1	$ (6,221.4)	$ 4,346.0
Liabilities and stockholders' equity:					
Accounts payable	$ 4.5	$ 135.4	$ 168.7	$ -	$ 308.6
Accrued liabilities	1,013.4	54.5	696.6	(1,505.7)	258.8
Deferred income taxes	23.7	-	-	-	23.7
Short-term debt and current portion of long-term debt	-	10.5	23.0	-	33.5
Total current liabilities	1,041.6	200.4	888.3	(1,505.7)	624.6
Long-term debt	870.4	361.3	5.9	(200.0)	1,037.6
Accrued postretirement benefits	-	257.6	166.7	-	424.3
Pension liabilities	12.0	5.0	33.6	-	50.6
Other long-term liabilities	45.6	22.6	51.1	-	119.3
Total liabilities	1,969.6	846.9	1,145.6	(1,705.7)	2,256.4
Total stockholders' equity	2,089.6	1,913.2	2,602.5	(4,515.7)	2,089.6
Total liabilities and stockholders' equity	$ 4,059.2	$ 2,760.1	$ 3,748.1	$ (6,221.4)	$ 4,346.0

Allegheny Technologies Incorporated
Financial Information for Subsidiary and Guarantor Parent
Statements of Operations
For the year ended December 31, 2009

(In millions)	Guarantor Parent	Subsidiary	Non-guarantor Subsidiaries	Eliminations	Consolidated
Sales	$ -	$ 1,380.3	$ 1,674.6	$ -	$ 3,054.9
Cost of sales	68.5	1,284.2	1,293.8	-	2,646.5
Selling and administrative expenses	127.7	36.5	151.5	-	315.7
Income (loss) before interest, other income and income taxes	(196.2)	59.6	229.3	-	92.7
Interest income (expense), net	(9.5)	(9.8)	-	-	(19.3)
Debt extinguishment costs	(9.2)	-	-	-	(9.2)
Other income (expense) including equity in income of unconsolidated subsidiaries	279.8	2.6	5.7	(287.4)	0.7
Income before income tax provision	64.9	52.4	235.0	(287.4)	64.9
Income tax provision	26.9	18.8	93.6	(112.4)	26.9
Net income	38.0	33.6	141.4	(175.0)	38.0
Less: Net income attributable to noncontrolling interest	6.3	-	6.3	(6.3)	6.3
Net income attributable to ATI	$ 31.7	$ 33.6	$ 135.1	$ (168.7)	$ 31.7

Condensed Statements of Cash Flows
For the year ended December 31, 2009

(In millions)	Guarantor Parent	Subsidiary	Non-guarantor Subsidiaries	Eliminations	Consolidated
Cash flows provided by (used in) operating activities	$ (46.2)	$ 62.5	$ 184.3	$ 17.9	$ 218.5
Cash flows used in investing activities	(132.8)	(48.1)	(334.5)	61.7	(453.7)
Cash flows provided by (used in) financing activities	182.8	176.0	194.9	(79.6)	474.1
Increase in cash and cash equivalents	$ 3.8	$ 190.4	$ 44.7	$ —	$ 238.9

Allegheny Technologies Incorporated
Financial Information for Subsidiary and Guarantor Parent
Statements of Operations
For the year ended December 31, 2008

(In millions)	Guarantor Parent	Subsidiary	Non-guarantor Subsidiaries	Eliminations	Consolidated
Sales	$ -	$ 2,685.3	$ 2,624.4	$ -	$ 5,309.7
Cost of sales	(10.1)	2,299.0	1,868.9	-	4,157.8
Selling and administrative expenses	84.5	40.9	157.3	-	282.7
Income (loss) before interest, other income and income taxes	(74.4)	345.4	598.2	-	869.2
Interest income (expense), net	(0.3)	(9.5)	6.3	-	(3.5)
Other income (expense) including equity in income of unconsolidated subsidiaries	942.4	29.0	1.4	(970.8)	2.0
Income before income tax provision	867.7	364.9	605.9	(970.8)	867.7
Income tax provision	294.2	132.6	200.0	(332.6)	294.2
Net income	573.5	232.3	405.9	(638.2)	573.5
Less: Net income attributable to noncontrolling interest	7.6	-	7.6	(7.6)	7.6
Net income attributable to ATI	$ 565.9	$ 232.3	$ 398.3	$ (630.6)	$ 565.9

Condensed Statements of Cash Flows
For the year ended December 31, 2008

(In millions)	Guarantor Parent	Subsidiary	Non-guarantor Subsidiaries	Eliminations	Consolidated
Cash flows provided by (used in) operating activities	$ (60.1)	$ 374.5	$ 440.1	$ —	$ 754.5
Cash flows used in investing activities	(0.5)	(65.3)	(448.1)	—	(513.9)
Cash flows provided by (used in) financing activities	63.8	(215.5)	(242.3)	—	(394.0)
Increase (decrease) in cash and cash equivalents	$ 3.2	$ 93.7	$ (250.3)	$ —	$ (153.4)

Note 16. Commitments and Contingencies

Rental expense under operating leases was $21.1 million in 2010, $21.2 million in 2009, and $21.0 million in 2008. Future minimum rental commitments under operating leases with non-cancelable terms of more than one year at December 31, 2010, were as follows: $16.9 million in 2011, $13.7 million in 2012, $9.8 million in 2013, $9.0 million in 2014, $3.6 million in 2015 and $16.7 million thereafter. Commitments for expenditures on property, plant and equipment at December 31, 2010 were approximately $342.6 million.

The Company is subject to various domestic and international environmental laws and regulations that govern the discharge of pollutants and disposal of wastes, and which may require that it investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations. The Company could incur substantial cleanup costs, fines, and civil or criminal sanctions, third party property damage or personal injury claims as a result of violations or liabilities under these laws or noncompliance with environmental permits required at its facilities. The Company is currently involved in the investigation and remediation of a number of its current and former sites, as well as third party sites.

Environmental liabilities are recorded when the Company's liability is probable and the costs are reasonably estimable. In many cases, however, the Company is not able to determine whether it is liable or, if liability is probable, to reasonably estimate the loss or range of loss. Estimates of the Company's liability remain subject to additional uncertainties, including the nature and extent of site contamination, available remediation alternatives, the extent of corrective actions that may be required, and the number, participation, and financial condition of other potentially responsible parties ("PRPs"). The Company expects that it will adjust its accruals to reflect new information as appropriate. Future adjustments could have a material adverse effect on the Company's results of operations in a given period, but the Company cannot reliably predict the amounts of such future adjustments.

Based on currently available information, the Company does not believe that there is a reasonable possibility that a loss exceeding the amount already accrued for any of the sites with which the Company is currently associated (either individually or in the aggregate) will be an amount that would be material to a decision to buy or sell the Company's securities. Future developments, administrative actions or liabilities relating to environmental matters, however, could have a material adverse effect on the Company's financial condition or results of operations.

At December 31, 2010, the Company's reserves for environmental remediation obligations totaled approximately $16 million, of which $6 million was included in other current liabilities. The reserve includes estimated probable future costs of $6 million for federal Superfund and comparable state-managed sites; $6 million for formerly owned or operated sites for which the Company has remediation or indemnification obligations; $3 million for owned or controlled sites at which Company operations have been discontinued; and $1 million for sites utilized by the Company in its ongoing operations. The Company continues to evaluate whether it may be able to recover a portion of future costs for environmental liabilities from third parties.

The timing of expenditures depends on a number of factors that vary by site. The Company expects that it will expend present accruals over many years and that remediation of all sites with which it has been identified will be completed within thirty years.

A number of other lawsuits, claims and proceedings have been or may be asserted against the Company relating to the conduct of its currently and formerly owned businesses, including those pertaining to product liability, patent infringement, commercial, government contract work, employment, employee benefits, taxes, environmental, health and safety, occupational disease, and stockholder matters. While the outcome of litigation cannot be predicted with certainty, and some of these lawsuits, claims or proceedings may be determined adversely to the Company, management does not believe that the disposition of any such pending matters is likely to have a material adverse effect on the Company's financial condition or liquidity, although the resolution in any reporting period of one or more of these matters could have a material adverse effect on the Company's results of operations for that period.

Note 17. Selected Quarterly Financial Data (Unaudited)

	Quarter Ended			
(In millions except share and per share amounts)	**March 31**	**June 30**	**September 30**	**December 31**
2010 -				
Sales	$ 899.4	$ 1,052.0	$ 1,058.8	$ 1,037.6
Gross Profit	121.4	151.8	89.8	127.3
Net income attributable to ATI	18.2	36.4	1.0	15.1
Basic net income per common share	$ 0.19	$ 0.37	$ 0.01	$ 0.16
Diluted net income per common share	$ 0.18	$ 0.36	$ 0.01	$ 0.15
Average shares outstanding	98,317,319	98,563,774	98,576,117	98,593,745
2009 -				
Sales	$ 831.6	$ 710.0	$ 697.6	$ 815.7
Gross Profit	80.7	75.2	94.1	158.4
Net income (loss) attributable to ATI	5.9	(13.4)	1.4	37.8
Basic net income (loss) per common share	$ 0.06	$ (0.14)	$ 0.01	$ 0.39
Diluted net income (loss) per common share	$ 0.06	$ (0.14)	$ 0.01	$ 0.36
Average shares outstanding	97,596,689	98,033,663	98,074,186	98,075,587

The first quarter 2010 included a non-recurring tax charge of $5.3 million associated with the Patient Protection and Affordable Care Act. Under this legislation, the tax advantage of the subsidy to encourage companies to provide retiree prescription drug coverage was eliminated. Although the elimination of this tax advantage under the new legislation does not take effect until 2013, the Company was required by U.S. generally accepted accounting principles to recognize the full accounting impact in the 2010 first quarter, the period in which the Act became law. Since future anticipated retiree health care liabilities and related tax subsidies were already reflected in ATI's financial statements, the change in law resulted in a reduction of the value of the Company's deferred tax asset related to the subsidy. This 2010 first quarter tax charge was partially offset by discrete net tax benefits of $3.7 million associated with adjustment of taxes accrued in prior years, the settlement of uncertain income tax positions, and other changes.

The third quarter 2010 included a tax charge of $3.9 million primarily due to the Small Business Jobs and Credit Act, which allows businesses of all sizes to immediately deduct from taxable income 50% of the cost of depreciable property placed into service during 2010.

The 2009 second quarter includes $17.0 million in after-tax effects related to several proactive liability management actions including the issuance of $350 million of 9.375% 10-year Senior Notes and $402.5 million of 4.25% 5-year Convertible Senior Notes with the stated intent of repurchasing the existing $300 million of 8.375% Notes due in 2011 and improving the funded position of the Company's U.S. defined benefit pension plan. As a result of the tender offer, in June 2009 the Company retired $183.3 million of the outstanding 8.375% Notes which resulted in a charge of $9.2 million pre-tax, or $5.5 million after-tax, being recognized in the 2009 second quarter. In addition, the Company made a $350 million voluntary cash contribution to its domestic pension plan to significantly improve the plan's funded position. The second quarter 2009 tax provision included an unfavorable discrete tax charge of $11.5 million, primarily associated with the tax consequences of the $350 million voluntary second quarter 2009 pension contribution. As a result of the $350 million voluntary pension contribution, which was designated to pertain to the 2008 tax year, the company received a U.S. Federal tax refund of $108.5 million in the second quarter 2009.

Note 18. Subsequent Event

On January 7, 2010, ATI issued $500 million aggregate principal amount of 5.95% Senior Notes due 2021 (the "Senior Notes"). The Senior Notes will pay interest semi-annually in arrears at a rate of 5.95% per year and will mature on January 15, 2021, unless earlier repurchased. The Company intends to use net proceeds from the offering of the Senior Notes to finance the cash portion of the merger consideration to be paid in its previously announced acquisition of Ladish Co., Inc. (approximately $389 million) and pay related fees and expenses. The additional net proceeds will be used for general corporate purposes.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

Our Chief Executive Officer and Principal Financial Officer have evaluated the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2010, and they concluded that these controls and procedures are effective.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting can also be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission's Internal Control-Integrated Framework.

Based on our assessment, management has concluded that, as of December 31, 2010, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm that audited the financial statements included in this Annual Report issued an attestation report on the Company's internal control over financial reporting.

Management's Certifications

The certifications of the Company's Chief Executive Officer and Principal Financial Officer required by the Sarbanes-Oxley Act are included as Exhibits 31 and 32 to this Annual Report on Form 10-K. In addition, in 2010 the Company's Chief Executive Officer provided to the New York Stock Exchange the annual CEO certification pursuant to Section 303A regarding the Company's compliance with the New York Stock Exchange's corporate governance listing standards.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Allegheny Technologies Incorporated

We have audited Allegheny Technologies Incorporated's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Allegheny Technologies Incorporated's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Allegheny Technologies Incorporated maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Allegheny Technologies Incorporated as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2010, and our report dated February 28, 2011, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
February 28, 2011

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors and Executive Officers of the Registrant

In addition to the information set forth under the caption "Executive Management, including Executive Officers under the Federal Securities Laws" in Part I of this report, the information concerning our directors required by this item is incorporated and made part hereof by reference to the material appearing under the heading "Our Corporate Governance" and "Election of Directors" in Allegheny Technologies' Proxy Statement for the 2011 Annual Meeting of Stockholders (the "2011 Proxy Statement"), which will be filed with the Securities and Exchange Commission, pursuant to Regulation 14A, not later than 120 days after the end of the fiscal year. Information concerning the Audit Committee and its financial expert required by this item is incorporated and made part hereof by reference to the material appearing under the heading "Committees of the Board of Directors – Audit Committee" in the 2011 Proxy Statement. Information required by this item regarding compliance with Section 16(a) of the Exchange Act is incorporated and made a part hereof by reference to the material appearing under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2011 Proxy Statement. Information concerning the executive officers of Allegheny Technologies is contained in Part I of this Form 10-K under the caption "Executive Management, including Executive Officers under the Federal Securities Laws."

Allegheny Technologies has adopted Corporate Guidelines for Business Conduct and Ethics that apply to all employees including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Allegheny Technologies will provide a copy free of charge. To obtain a copy, contact the Corporate Secretary, Allegheny Technologies Incorporated, 1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479 (telephone: 412-394-2800). The Corporate Guidelines for Business Conduct and Ethics as well as the charters for the Company's Audit, Finance, Nominating and Governance, Personnel and Compensation and Technology Committees, as well as periodic and current reports filed with the SEC, are available through the Company's web site at http://www.atimetals.com and are available in print to any shareholder upon request. The Company intends to post on its web site any waiver from or amendment to the guidelines that apply to the officers named that relate to elements of the code of ethics identified by the Securities and Exchange Commission.

Item 11. Executive Compensation

Information required by this item is incorporated by reference to "Director Compensation," "Executive Compensation" and "Compensation Committee Interlocks and Insider Participation" as set forth in the 2011 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information relating to the ownership of equity securities by certain beneficial owners and management is incorporated by reference to "Stock Ownership Information" as set forth in the 2011 Proxy Statement.

Equity Compensation Plan Information

Information about our equity compensation plans at December 31, 2010 was as follows:

(in thousands, except per share amounts)	(a) Number of Shares to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (1) (excluding securities reflected in column (a))
Equity Compensation Plans Approved by Shareholders	600	$ 8.11	1,438
Equity Compensation Plans Not Approved by Shareholders	-	-	-
Total	600	$ 8.11	1,438

(1) Represents shares available for issuance under the 2007 Incentive Plan, which was amended and restated in 2010 (which provides for the issuance of stock options and stock appreciation rights, restricted shares, performance and other-stock-based awards). Of the total number of shares authorized under the Incentive Plan, a maximum of 2.3 million shares have been

reserved for issuance for award periods under the Total Shareholder Return Incentive Compensation Program. See Note 11. Stockholders' Equity for a discussion of the Company's stock-based compensation plans.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by this item is incorporated by reference to "Certain Transactions" and "Number and Independence of Directors" as set forth in the 2011 Proxy Statement.

Item 14. Principal Accountant Fees and Services

Information required by this item is incorporated by reference to "Ratification of Selection of Independent Auditors" including "Audit Committee Pre-Approval Policy" and "Independent Auditor: Services and Fees," as set forth in the 2011 Proxy Statement.

PART IV

Item 15. Exhibits, Financial Statements and Financial Statement Schedules

(a) Financial Statements, Financial Statement Schedules and Exhibits:

(1) Financial Statements

The following consolidated financial statements and report are filed as part of this report under Item 8 – "Financial Statements and Supplementary Data":

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

Consolidated Statements of Income — Years Ended December 31, 2010, 2009, and 2008

Consolidated Balance Sheets at December 31, 2010 and 2009

Consolidated Statements of Cash Flows — Years Ended December 31, 2010, 2009, and 2008

Statements of Changes in Consolidated Equity — Years Ended December 31, 2010, 2009, and 2008

Notes to Consolidated Financial Statements

(2) Financial Statement Schedules

All schedules set forth in the applicable accounting regulations of the Securities and Exchange Commission either are not required under the related instructions or are not applicable and, therefore, have been omitted.

(3) Exhibits

Exhibits required to be filed by Item 601 of Regulation S-K are listed below. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph numbers correspond to the exhibit numbers designated in Item 601 of Regulation S-K.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of November 16, 2010, by and among Allegheny Technologies Incorporated, LPAD Co., PADL LLC and Ladish Co., Inc. (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K dated November 17, 2010 (File No. 1-12001)).
3.1	Certificate of Incorporation of Allegheny Technologies Incorporated, as amended (incorporated by reference to Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 1-12001)).
3.2	Amended and Restated Bylaws of Allegheny Technologies Incorporated (incorporated by reference to Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 1-12001)).
4.1	Indenture dated as of December 18, 2001 between Allegheny Technologies Incorporated and The Bank of New York, as trustee, relating to Allegheny Technologies Incorporated's 8.375% Notes due 2011 (incorporated by reference to Exhibit 4.2 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 1-12001)).
4.2	Form of 8.375% Notes due 2011 (included as part of Exhibit 4.1).
4.3	Indenture dated as of December 15, 1995 between Allegheny Ludlum Corporation and The Chase Manhattan Bank (National Association), as trustee, relating to Allegheny Ludlum Corporation's 6.95% Debentures due 2025 (incorporated by reference to Exhibit 4(a) to Allegheny Ludlum Corporation's Report on Form 10-K for the year ended December 31, 1995 (File No. 1-9498)), and First Supplemental Indenture by and among Allegheny Technologies Incorporated, Allegheny Ludlum Corporation and The Chase Manhattan Bank (National Association), as Trustee, dated as of August 15, 1996 (incorporated by reference to Exhibit 4.1 to Registrant's Current Report on Form 8-K dated August 15, 1996 (File No. 1-12001)).
4.4	Indenture, dated June 1, 2009, between Allegheny Technologies Incorporated and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated June 3, 2009 (File No. 1-12001)).
4.5	First Supplemental Indenture, dated June 1, 2009, between Allegheny Technologies Incorporated and The Bank of New York Mellon, as Trustee, relating to Allegheny Technologies Incorporated's 9.375% Senior Notes due 2019 (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K dated June 3, 2009 (File No. 1-12001)).
4.6	Second Supplemental Indenture, dated June 2, 2009, between Allegheny Technologies Incorporated and The Bank of New York Mellon, as Trustee, relating to Allegheny Technologies Incorporated's 4.25% Convertible Senior Notes due 2014 (incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K dated June 3, 2009 (File No. 1-12001)).
4.7	Form of 9.375% Senior Note due 2019 (incorporated by reference to Exhibit 4.4 to the Registrant's Current Report on Form 8-K dated June 3, 2009 (File No. 1-12001)).
4.8	Form of 4.25% Convertible Senior Note due 2014 (incorporated by reference to Exhibit 4.5 to the Registrant's Current Report on Form 8-K dated June 3, 2009 (File No. 1-12001)).
4.9	Third Supplemental Indenture, dated January 7, 2011, between Allegheny Technologies Incorporated and The Bank of New York Mellon, as Trustee, relating to Allegheny Technologies Incorporated's 5.950% Senior Notes due 2021 (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated January 7, 2011 (File No. 1-12001)).
4.10	Form of 5.950% Senior Note due 2021 (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K dated January 7, 2011 (File No. 1-12001)).
10.1	Allegheny Technologies Incorporated 1996 Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 1-12001)).*
10.2	Allegheny Technologies Incorporated 1996 Non-Employee Director Stock Compensation Plan, as amended December 17, 1998 (incorporated by reference to Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 1-12001)).*

10.3 Allegheny Technologies Incorporated Fee Continuation Plan for Non-Employee Directors, as amended (incorporated by reference to Exhibit 10.3 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 1-12001)).*

10.4 Supplemental Pension Plan for Certain Key Employees of Allegheny Technologies Incorporated and its subsidiaries (formerly known as the Allegheny Ludlum Corporation Key Man Salary Continuation Plan) (incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 1-12001)).*

10.5 Allegheny Technologies Incorporated Benefit Restoration Plan, as amended (incorporated by reference to Exhibit 10.8 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 1-12001)).*

10.6 Employment Agreement dated August 26, 2003 between Allegheny Technologies Incorporated and L. Patrick Hassey (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q dated November 4, 2003 (File No. 1-12001)).*

10.7 Employment Agreement dated July 15, 1996 between Allegheny Technologies Incorporated and Jon D. Walton (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-4 (No. 333-8235)).*

10.8 Allegheny Technologies Incorporated 2000 Incentive Plan, as amended (incorporated by reference to Exhibit 10.9 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005 (File No. 1-12001)).*

10.9 Amendment to the Allegheny Technologies Incorporated Pension Plan effective January 1, 2003 (incorporated by reference to Exhibit 10.20 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 1-12001)).*

10.10 Credit Agreement, dated July 31, 2007, by and among the Company, the guarantors party thereto, the lenders party thereto, PNC Bank, National Association, as Administrative Agent, and PNC Capital Markets LLC, as Lead Arranger (incorporated by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (File No. 1-12001)).

10.11 Form of Amended and Restated Change in Control Severance Agreement, dated as of December 31, 2008 (incorporated by reference to Exhibit 10.10 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 12001)).*

10.12 Summary of Non-Employee Director Compensation Program (incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K dated August 5, 2008 (File No. 1-12001)).

10.13 Administrative Rules for the Non-Employee Director Restricted Stock Program, effective as of May 2, 2007, as amended through May 7, 2010 (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (File No. 1-12001)).*

10.14 Key Executive Performance Plan, as amended February 21, 2008 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (File No. 1-12001)).*

10.15 Form of Total Shareholder Return Incentive Compensation Plan Agreement effective as of January 1, 2008 (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (File No. 1-12001)).*

10.16 Form of Performance/Restricted Stock Agreement dated February 21, 2008 (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (File No. 1-12001)).*

10.17 First Amendment to Credit Agreement, dated May 29, 2009, by and among ATI Funding Corporation, TDY Holdings, LLC, the guarantors party thereto, the lenders party thereto and PNC Bank, National Association, as administrative agent for the lenders (incorporated by reference to Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q dated March 31, 2010 (File No. 1-12001)).

10.18 Form of Key Executive Performance Plan Agreement dated February 18, 2009, including Key Executive Performance Plan, as amended February 18, 2009 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (File No.1-12001)).*

10.19 Form of Total Shareholder Return Incentive Compensation Program Award Agreement effective as of January 1, 2009 (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (File No.1-12001)).*

10.20 Form of Performance/Restricted Stock Agreement dated February 18, 2009 (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (File No.1-12001)).*

10.21 Administrative Rules for the Performance Equity Payment Program, effective as of January 1, 2010 (incorporated by reference to Exhibit 10.23 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2009 (File No. 1-12001)).*

10.22 Form of Performance Equity Payment Program Deferred Salary Agreement dated January 4, 2010 (incorporated by reference to Exhibit 10.24 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2009 (File No. 1-12001)).*

10.23 Form of Performance Equity Payment Program Restricted Stock Agreement dated January 4, 2010 (incorporated by reference to Exhibit 10.25 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2009 (File No. 1-12001)).*

10.24 2010 Annual Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (File No.1-12001)).*

10.25 Form of Key Executive Performance Plan Agreement dated February 24, 2010, including Key Executive Performance Plan, as amended February 24, 2010 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (File No.1-12001)).*

10.26 Form of Total Shareholder Return Incentive Compensation Program Award Agreement effective as of January 1, 2010 (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (File No.1-12001)).*

10.27 Form of Performance/Restricted Stock Agreement dated February 24, 2010 (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (File No.1-12001)).*

10.28 Allegheny Technologies Incorporated 2007 Incentive Plan As Amended and Restated, effective May 7, 2010 (incorporated by reference to Exhibit 99.1 to the Registrant's Registration Statement on Form S-8 dated May 7, 2010 (File No 333-166628)).*

10.29 Second Amendment to Credit Agreement, dated December 22, 2010, by and among ATI Funding Corporation, TDY Holdings, LLC, the guarantors party thereto, the lenders party thereto and PNC Bank, National Association, as Administrative Agent for the lenders (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated December 29, 2010 (File No. 1-12001)).

10.30 Consulting and Noncompetition Agreement between Allegheny Technologies Incorporated and Lynn D. Davis, effective as of February 2, 2011 (filed herewith).*

10.31 Form of Performance Equity Payment Program Deferred Salary Agreement dated January 3, 2011 (filed herewith).*

10.32 Form of Performance Equity Payment Program Restricted Stock Agreement dated January 3, 2011 (filed herewith).*

12.1 Computation of Ratio of Earnings to Fixed Charges (filed herewith).

21.1 Subsidiaries of the Registrant (filed herewith).

23.1 Consent of Ernst & Young LLP (filed herewith).

31.1 Certification of Chief Executive Officer required by Securities and Exchange Commission Rule 13a-14(a) or 15d-14(a) (filed herewith).

31.2 Certification of Principal Financial Officer required by Securities and Exchange Commission Rule 13a-14(a) or 15d-14(a) (filed herewith).

32.1 Certification pursuant to 18 U.S.C. Section 1350 (filed herewith).

101.INS XBRL Instance Document
101.SCH XBRL Taxonomy Extension Schema Document
101.CAL XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF XBRL Taxonomy Extension Definition Linkbase Document
101.LAB XBRL Taxonomy Extension Label Linkbase Document
101.PRE XBRL Taxonomy Extension Presentation Linkbase Document

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* *Management contract or compensatory plan or arrangement required to be filed as an Exhibit to this Report.*

Certain instruments defining the rights of holders of long-term debt of the Company and its subsidiaries have been omitted from the Exhibits in accordance with Item 601(b)(4)(iii) of Regulation S-K. A copy of any omitted document will be furnished to the Commission upon request.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

Date: February 28, 2011

By /s/ L. Patrick Hassey
L. Patrick Hassey
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and as of the 28th day of February, 2011.

/s/ L. Patrick Hassey
L. Patrick Hassey
Chairman and Chief Executive Officer and Director

/s/ Dale G. Reid
Dale G. Reid
Senior Vice President, Finance and Principal Financial Officer (Principal Financial Officer)

/s/ Karl D. Schwartz
Karl D. Schwartz
Controller and Principal Accounting Officer (Principal Accounting Officer)

/s/ Diane C. Creel
Diane C. Creel
Director

/s/ Michael J. Joyce
Michael J. Joyce
Director

/s/ James C. Diggs
James C. Diggs
Director

/s/ James E. Rohr
James E. Rohr
Director

/s/ J. Brett Harvey
J. Brett Harvey
Director

/s/ Louis J. Thomas
Louis J. Thomas
Director

/s/ Barbara S. Jeremiah
Barbara S. Jeremiah
Director

/s/ John D. Turner
John D. Turner
Director

CORPORATE OFFICERS AND BUSINESS UNIT PRESIDENTS

Corporate Officers

L. Patrick Hassey
Chairman and Chief Executive Officer

Richard J. Harshman
President and Chief Operating Officer

Jon D. Walton
Executive Vice President, Human Resources,
Chief Legal and Compliance Officer and Corporate Secretary

Dale G. Reid
Senior Vice President, Finance and Principal Financial Officer

Carl R. Moulton
Vice President, International

Elliot S. Davis
Vice President and General Counsel

Karl D. Schwartz
Controller and Principal Accounting Officer

Rose Marie Manley
Treasurer

Hunter R. Dalton
Group President, ATI Long Products,
and ATI Allvac Business Unit President

Terry L. Dunlap
Group President, ATI Flat-Rolled Products
and ATI Allegheny Ludlum Business Unit President

John D. Sims
Group President, ATI Primary Metals and Exotic Alloys
and ATI Wah Chang Business Unit President

David M. Hogan
Group President, Engineered Products

Robert S. Wetherbee
ATI Tungsten Materials Business Unit President

Segments and Business Units

High-Performance Metals Segment

ATI Allvac
Hunter R. Dalton, Group President, ATI Long Products and ATI Allvac Business Unit President

ATI Wah Chang
John D. Sims, Group President, ATI Primary Metals and Exotic Alloys and ATI Wah Chang Business Unit President

Flat-Rolled Products Segment

ATI Allegheny Ludlum
Terry L. Dunlap, Group President, ATI Flat-Rolled Products and ATI Allegheny Ludlum Business Unit President

STAL
Yanger Xu, General Manager

Uniti LLC
Kevin J. Cain, President

Engineered Products Segment

David M. Hogan, Group President, Engineered Products
Michael L. Cleppe, Vice President Operations
(ATI Portland Forge, ATI Casting Service, ATI Precision Finishing, and ATI Fabricated Components)

ATI Tungsten Materials
Robert S. Wetherbee, Business Unit President

ATI Portland Forge
Patrick W. Bennett, Business Unit President

ATI Casting Service
David R. Neil, Business Unit President

ATI Precision Finishing
Harry L. Turic, Business Unit President

BOARD OF DIRECTORS


Patrick Hassey


Diane Creel


James Diggs


Brett Harvey


Barbara Jeremiah


Michael Joyce


James Rohr


Louis Thomas


John Turner

L. Patrick Hassey
Chairman and Chief Executive Officer of Allegheny Technologies Incorporated

Diane C. Creel
Retired Chairman, Chief Executive Officer and President of Ecovation, Inc., a waste stream technology company using patented technologies 2, 3, 4

James C. Diggs
Retired Senior Vice President and General Counsel of PPG Industries, Inc., a producer of coatings, glass and chemicals 1, 2, 3

J. Brett Harvey
Chief Executive Officer and Chairman of CONSOL Energy, Inc., the leading diversified fuel producer in the Eastern United States 3, 4

Barbara S. Jeremiah
Retired Executive Vice President and Chairman's Counsel of Alcoa, Inc., a leading aluminum producer 1, 5

Michael J. Joyce
Retired New England Managing Partner of Deloitte & Touche USA LLP, a public accounting firm 1, 2

James E. Rohr
Chairman and Chief Executive Officer of The PNC Financial Services Group, Inc., a diversified financial services organization 4

Louis J. Thomas
Retired Director, District 4, United Steelworkers 1, 5

John D. Turner
Retired Chairman and Chief Executive Officer of Copperweld Corporation, a manufacturer of tubular and bimetallic wire products 1, 2, 5

Standing Committees of the Board of Directors:

1 *Audit Committee*
2 *Finance Committee*
3 *Nominating and Governance Committee*
4 *Personnel and Compensation Committee*
5 *Technology Committee*

Corporate Headquarters
1000 Six PPG Place
Pittsburgh, PA 15222-5479
412. 394. 2800

Annual Meeting
The Annual Meeting of Stockholders will be held on April 29, 2011 at 11:00 a.m.
Grand Ballroom, 17th Floor
Omni William Penn Hotel
530 William Penn Place, Pittsburgh, PA 15219

Transfer Agent and Registrar
BNY Mellon
P.O. Box 358015
Pittsburgh, PA 15252-8015
or
480 Washington Boulevard
Jersey City, NJ 07310-1900
1. 800. 406. 4850
www.bnymellon.com/shareowner/equityaccess
(Information about dividend checks, dividend tax information, and stock certificates, including lost or unexchanged certificates)

Investor Services Program
BNY Mellon offers an Investor Services Program for current stockholders and interested investors which includes:

- Voluntary purchases of Allegheny Technologies common stock for new investors and current stockholders
- Dividend reinvestment
- Direct deposit of dividends into your personal checking, savings or other account
- Safekeeping of stock certificates at no charge

To request Program information and enrollment forms, call: 1. 866. 353. 7849
To ask about the Program or your Program account, contact:
BNY Mellon
P.O. Box 358035
Pittsburgh, PA 15252-8035
1. 800. 406. 4850

Stockholder Publications
Annual reports and proxy statements are mailed to all stockholders of record. These publications and Reports on Form 10-K and Form 10-Q and other information may also be obtained through the Company's website www.ATImetals.com.

For additional information contact:
Investor Relations and Corporate Communications at corporate headquarters, or by calling 412. 394. 3004.

Independent Auditors
Ernst & Young LLP
Pittsburgh, PA

Form 10-K
The Company submits an annual report to the Securities and Exchange Commission (SEC) on Form 10-K. Copies of the Form 10-K are available upon written request to the Corporate Secretary at the corporate headquarters.


ATI
LISTED
NYSE

Stock Exchange Listing
The common stock of Allegheny Technologies Incorporated is traded on the New York Stock Exchange (symbol ATI). Options on the Company's stock are traded on the American Stock Exchange, the Chicago Board of Options Exchange, the Pacific Exchange, and on the Philadelphia Stock Exchange.

Internet Home Page
Allegheny Technologies' Internet home page can be found at www.ATImetals.com.

Please visit our website for more information on the Company, our products and operations. On this site you can find our news releases and SEC filings, and obtain instructions on how to transfer ownership of your stock, sign-up for the Investor Services Program, directly deposit your dividend check, change your dividend payment information and locate tax reporting information.



Corporate Headquarters
1000 Six PPG Place
Pittsburgh, PA 15222-5479
U.S.A.
412. 394. 2800
www.ATImetals.com